UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number: 001-39304

ADEIA INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	84-4734590
(State or Other Jurisdiction of Incorporation or Organization)	**(I.R.S. Employer Identification No.)**
3025 Orchard Parkway, San Jose, California	**95134**
(Address of Principal Executive Offices)	**(Zip Code)**

(408) 473-2500
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	ADEA	The Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the Registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act). Yes ☐ No ☒

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant as of June 30, 2025 was approximately $887,181,255 (based on the closing sale price of the registrant's common stock as reported on The Nasdaq Global Select Market).

The number of shares outstanding of the registrant's common stock as of February 6, 2026 was 109,052,507

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the registrant's Proxy Statement for the registrant's 2026 Annual Meeting of Stockholders will be filed with the Commission within 120 days after the close of the registrant's 2025 fiscal year and are incorporated by reference in Part III of this Annual Report on Form 10-K to the extent stated herein.

ADEIA INC.

ANNUAL REPORT ON FORM 10-K

FOR THE YEAR ENDED DECEMBER 31, 2025

TABLE OF CONTENTS

Cautionary Statement Regarding Forward-Looking Statements

This annual report on Form 10-K (this "Annual Report") contains "forward-looking statements" within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on information available to the Company as of the date hereof, as well as the Company's current expectations, assumptions, estimates and projections that involve risks and uncertainties. In this context, forward-looking statements often address expected future business, financial performance and financial condition, and often contain words such as "expect," "anticipate," "intend," "plan," "believe," "could," "seek," "see," "will," "may," "would," "might," "potentially," "estimate," "continue," "target," similar expressions or the negatives of these words or other comparable terminology that convey uncertainty of future events or outcomes. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond the Company's control, and are not guarantees of future results. Forward-looking statements are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: the Company's ability to implement its business strategy; the Company's ability to enter into new and renewal license agreements with customers on favorable terms; the Company's ability to retain and hire key personnel; uncertainty as to the long-term value of the Company's common stock; the Company's ability to pay dividends on a consistent basis or at all; legislative, regulatory, geopolitical and economic developments affecting the Company's business; general economic and market developments and conditions; the Company's ability to grow and expand its patent portfolios and expand into additional addressable markets; changes in technology and development of new technology in the industries in which the Company operates; the evolving legal, regulatory and tax regimes under which the Company operates; unforeseen liabilities and expenses; the Company's ability to carry out its share repurchase program and the timing of any such repurchases; risks associated with the Company's indebtedness; unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, natural disasters and global health pandemics, each of which may have an adverse impact on the Company's business, results of operations, and financial condition.

Although forward-looking statements in this Annual Report reflect the good faith judgment of our management, such statements can only be based on facts and factors currently known by us. Consequently, forward-looking statements are inherently subject to risks, uncertainties, and changes in condition, significance, value and effect, including those discussed under the heading "Risk Factors" hereof and other documents we file from time to time with the Securities and Exchange Commission (the "SEC"), such as our quarterly reports on Form 10-Q and our current reports on Form 8-K. Such risks, uncertainties and changes in condition, significance, value and effect could cause our actual results to differ materially from those expressed herein and in ways not readily foreseeable. Readers are urged not to place undue reliance on these forward-looking statements, which speak only as of the date of this Annual Report and are based on information currently and reasonably known to us. We undertake no obligation to revise or update any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this Annual Report, other than as required by law. Readers are urged to carefully review and consider the various disclosures made in this Annual Report, which attempt to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

PART I

Item 1. Business

Corporate Information

Our principal executive offices are located at 3025 Orchard Parkway, San Jose, California. Our telephone number is 408-473-2500. We maintain a corporate website at www.adeia.com. The reference to our website does not constitute incorporation by reference of the information contained on this website. Adeia and the Adeia logo are trademarks or registered trademarks of Adeia Inc. or its affiliated companies in the U.S. All other company, brand and product names may be trademarks or registered trademarks of their respective companies.

Overview

We (the "Company," "Adeia," "we," "our," and "us") are a technology company and an innovation incubator. We have spent decades investing in advanced research and development to create market-leading technologies for the entertainment, media, consumer electronics, and semiconductor industries. Our innovative solutions support practically every aspect of consumers' day-to-day interaction with media, consumer electronics and entertainment, enabling our customers to build customized, next-generation solutions for users around the globe. We believe our commitment to and investment in innovation has resulted in a leading intellectual property ("IP") licensing platform in these industries, with an extensive portfolio of media and semiconductor IP. In order to serve an increasingly connected world, we invent, develop, acquire and license fundamental innovations that enhance billions of devices and shape the way millions of people explore and experience entertainment and technology across a variety of platforms.

Ideas are at the heart of our business and are embedded in our name, which means "to license" in Greek. Licensing these ideas is how we go to market – by making our ideas broadly available to the media and semiconductor industries. Our innovations address one of the biggest consumer trends in entertainment today – the massive proliferation of entertainment content and the rapidly changing habits of how consumers are finding, engaging with and enjoying entertainment and evolving technology, such as artificial intelligence ("AI").

Our IP licensing platform provides access to innovations that allow our customers, who include some of the largest media, entertainment, consumer electronics, social media and semiconductor companies in the world, to create cutting-edge technology solutions and products. Our engineers and scientists are focused on innovating and creating advanced and forward-thinking solutions to help solve challenges facing the media and semiconductor industries. Our internal innovation engine accounts for approximately 80% of our combined patent portfolio and generates ideas that are converted into our powerful IP, which enables fundamental technologies in our target markets.

We have a long history of innovation across an extensive set of applications and technologies and have grown an IP portfolio of approximately 13,750 media and semiconductor patent assets, which are specifically designed to meet the evolving needs of businesses and consumers. Our media portfolio covers fundamental aspects of the entertainment experience across platforms, including how users search, save, stream, discover, consume, personalize and interact with content. Many of our media solutions have become ubiquitous across the industry and are being incorporated into emerging solutions that span new and adjacent markets. Our semiconductor portfolio is comprised of patents and technology know-how that we believe enables the new era in semiconductors, including the next generation of logic and memory semiconductors that are powering the increasing demand for generative AI applications. Our semiconductor portfolio generally covers fundamental technology areas, hybrid bonding (or Direct Bond Interconnect (DBI®)), advanced processing nodes, and advanced packaging solutions. We are also inventing and investing in emerging technology domains, such as thermal solutions (like our RapidCool™ technology), co-optimization, and microLEDs. Specifically, our portfolio enables us to address the semiconductor market demands of higher bandwidth, improved compute performance, thermal management, and cost management in heterogeneous integration.

Our technologies span the media and semiconductor industries and our inventions are relevant across the entire AI stack. Our semiconductor innovations enable critical advancements in logic and memory devices that form the backbone of today's AI infrastructure. Our media portfolio also includes innovations in areas such as natural language processing and reinforcement learning that are core to imaging and video technologies found in a broad array of user experiences in search and recommendation, e-commerce and social media. Our innovations in low latency inferencing and chain of thought are highly relevant across numerous AI applications including large language models and emerging vision language models that are powering the future of content personalization and discovery.

Business Separation

In February 2022, Xperi Holding Corporation ("Xperi Hold Co") introduced "Adeia" as the new brand for its IP licensing business. On October 1, 2022, Xperi Hold Co's product business was separated from Xperi Hold Co through a tax-efficient spin-off transaction (the "Separation") and became an independent, publicly-traded company named Xperi Inc. The IP licensing business was retained by Xperi Hold Co, which was renamed Adeia Inc.

Our Strategy

We have adopted a proactive strategy designed to protect and extend our technology and IP. We grow our patent portfolios in size and relevance through ongoing investment in internal innovation, strategic management and targeted acquisitions within our expanding addressable markets.

We conduct our business primarily by licensing our innovations to leading companies in the broader media and semiconductor industries and companies adopting new technologies that will help drive these industries forward. License arrangements include access to one or more of our foundational IP portfolios and may also include access to some of our industry-leading technologies and proven know-how.

Media Strategy

We invent, develop, and license fundamental innovations that shape the way millions of people explore and experience entertainment and enhance media services that span billions of devices in an increasingly connected world. From TVs to smartphones, from home to work to on the go, and in various types of entertainment experiences, from Pay-TV to over-the-top ("OTT") to social media and to the metaverse, managing content and connections in a way that is smart, immersive, and personal is what our innovations do.

Our patented innovations broadly cover all aspects of the entertainment experience, including (i) guidance, (ii) discovery, (iii) search, (iv) recommendations, (v) multi-screen, (vi) personalization, (vii) data analytics, (viii) advertising, (ix) computer vision, (x) content storage and (xi) high-performance computing.

Example of Adeia's Media Innovation

Shaping How Customers Explore, Experience, and Enhance Video


Over-the-top
High Performance Computing/ Content Storage
Content Delivery Networks
Social
Interactive Programming Guide
Search & Recommendations
Ad Tech
Computer Vision
Natural Language Processing
Voice Interactivity
Facial Recognition
Multi-screen
Gaming
AR/VR

We license our patented media innovations for use with traditional linear television, both in North America and internationally, as well as in connection with OTT and social media services that provide access to entertainment inside and outside the home on a broad array of devices. We also license our patented media innovations to consumer electronic companies, for e-commerce applications, and other adjacent media markets, such as automotive, gaming and gambling. We believe the continued growth of video consumption, the evolution of how consumers explore and experience video, and the need for content storage and high-performance computing present new opportunities for us to continue to develop patentable innovations, expand the industries we serve and license additional patent rights.

Semiconductor Strategy

Our semiconductor business invents, develops, and licenses the fundamental technologies that enable the current and next generation devices that we use to watch and enjoy entertainment. We are focused on emerging technologies, including hybrid bonding, thermal solutions (like our RapidCool technology), microLEDs and advanced processing nodes, which address semiconductor market demands for higher bandwidth, improved compute performance and cost management with 2.5 and 3D heterogeneous integration. We license our patented innovations to leading semiconductor companies, and partner with the industry to accelerate the adoption of these technologies. We believe that the multi-generational nature of our DBI platforms will be beneficial to the greater semiconductor sector for years to come.

Leading Semiconductor Innovator

Driving the Future of Semiconductor Technology


Laptop / Personal Computing
Mobile Phone
Smartphone / Mobile Computing
Data Center / Cloud Computing
Smart Devices, Computer Vision
Generative AI, Machine Learning
Edge AI, Augmented Reality
Chip Scale Pacakaging (CSP)
Wafer Level CSP
Wafer Bonding & Interconnect
2.5D IC
3D+ IC
Co-optimization
Thermal Solutions MicroLEDs

The pervasiveness and rapid adoption of AI has created tremendous demand for data centers throughout the globe. In those data centers are servers running the most advanced, high performance semiconductors. These semiconductors not only consume an enormous amount of power, but they also create a tremendous amount of heat. The AI era is driving up the power densities of these semiconductors and traditional cooling solutions are unable to meet the thermal loads.

Our RapidCool technology is a revolutionary direct-to-chip liquid cooling technology for high-performance semiconductor devices. This groundbreaking technology, which has evolved from our deep experience in hybrid bonding and advanced packaging technologies, eliminates thermal interface materials used in conventional processes. RapidCool thereby increases heat dissipation efficiency and lowers the temperature of the semiconductor.

This technology bonds the silicon cold plate directly to the semiconductor, thereby eliminating the thermal interface materials others use and lowers thermal resistance by 70%. This allows RapidCool to effectively manage heat in semiconductors running at 3-times today's current power densities.

RapidCool

A Revolutionary Direct-to-Chip Liquid Cooling Technology for High Performance Semiconductors




Silicon Cold Plate Direct Bonded to Chips with Integrated Manifold

We have also launched a co-optimization effort that builds on our core fundamental semiconductor IP. Co-optimization is a holistic approach whereby the circuit design, process design and system design are optimized simultaneously. We believe that co-optimization is necessary given the limitations of Moore's Law and that we are uniquely positioned to capitalize on this need given our existing portfolio of semiconductor technologies.

IP Portfolio Licensing Markets

Our business has a strong foundation of recurring, annual revenue. That revenue is derived from licensing our patent portfolios across multiple markets, including:

- **Multichannel Video Programming Distributors ("MVPD"):** includes cable, satellite and telecommunications television providers that aggregate and distribute linear content over their own networks (MVPDs), as well as television providers that aggregate and stream linear content over broadband networks (virtual MVPDs). Customers typically pay us a monthly per-subscriber fee and include many of the leading MVPDs and virtual MVPDs such as Charter, Comcast (including Sky), Cox, DISH Network (including Sling TV), Google (including YouTube TV), Hulu + Live TV, Optimum (formerly Altice USA), Verizon and Vodafone.

- **OTT Video Service Providers:** includes subscription video-on-demand ("SVOD") and free advertising-supported streaming service (FAST) providers that offer online services and devices that enable internet streaming and downloading of movies, television shows, music and other types of media content, as well as content providers, networks and media companies that provide content directly to consumers through a variety of business models. Customers have typically paid us fixed fees for specified periods of time and include some of the leading media companies and services including Amazon (including Amazon Prime), DAZN, Disney+, ESPN+, Google (including YouTube), Hulu, Starz and Peacock.

- **Consumer Electronics ("CE") Manufacturers:** includes producers of content access points such as smart televisions, streaming media devices, video game consoles, mobile devices, content storage devices, digital cameras and other connected media devices. Our CE licenses are typically structured as license fees based on the number of units licensed, for specified products, in defined territories. Our agreements with some of the larger CE manufacturers generally allow customers to ship an unlimited number of units, provided they pay us fixed fees for specified periods of time. Select customers include LG, Panasonic, Roku, Samsung, Sharp, Canon and TCL.

- **Social Media Companies:** includes social media companies that allow users to stream and upload user-generated content, often leveraging a variety of computer vision technologies. Customers have typically paid us fixed fees for specified periods of time and include several of the leading social media companies.

- **Semiconductors:** includes providers of memory, logic, sensors, and radio frequency ("RF") devices commonly used in electronic products such as mobile phones, laptops, PCs, game consoles and servers. Our agreements with our semiconductor customers can include fixed fees, per-unit fees, production based fees, milestone based fees, or a combination of these fees. These agreements are typically for specified periods of time, and our customers include Kioxia, Micron, Samsung, SanDisk, SK Hynix, Sony, ST Microelectronics, and UMC.

We continue to grow our business with several specific opportunities, including:

- **Greater penetration in OTT:** The OTT market continues to grow. For example, the leading provider of SVOD now has worldwide subscribers in excess of 300 million. While these services have significantly lower ARPUs as compared to traditional Pay-TV, the scale of the overall OTT video market continues to grow and presents an increasingly important licensing opportunity for our business. In December of 2024 we announced that Amazon signed a multi-year license agreement for access to our media portfolio. In November of 2024, we initiated litigation against Disney and in December of 2025 we resolved all outstanding litigation and signed a long-term license agreement with Disney for access to our media portfolio. Amazon and Disney are two of the top providers of OTT services and we believe represent a significant proof point that our fundamental innovations from our patent portfolios are similarly relevant to these new and widely-adopted OTT video services.

- **Accelerate the Semiconductor licensing business:** With the rising cost and complexity of developing cutting-edge semiconductor manufacturing processes, the industry is increasingly looking beyond Moore's Law towards advanced packaging and 3D integration technologies. Leveraging the combination of our highly-experienced technologists, scientists and engineers and our advanced research and development ("R&D") labs, we continue to develop industry-leading 3D integration solutions such as hybrid bonding that meet the demand for greater functionality, higher performance and smaller size for the next generation of electronics. In November of 2025 we initiated litigation against AMD, one of leading companies powering next generation semiconductors for the AI ecosystem. We believe our semiconductor portfolio, including our advanced process node and hybrid bonding technologies, are utilized by AMD and that AMD needs a license to our portfolio.

- **Expand into new and adjacent markets:** With the proliferation of media discovery and distribution and computer vision technologies into new and adjacent markets outside of our current MVPD, OTT, and social media markets, new opportunities have emerged for us to leverage our existing IP portfolios to seek license arrangements with many new companies within a variety of new markets. Some of these new markets include companies that provide advertising technology, automotive, e-commerce, gaming, and music streaming products and services. We have begun to see traction in these adjacent markets and announced multiple new e-commerce deals since November of 2024.

- **Expansion of MVPD licensing internationally:** We continue to license MVPDs internationally and have already successfully licensed several leading providers. Licensing unlicensed international MVPD providers presents a significant opportunity for expanding our business.

Research & Development

As demonstrated by our portfolio of industry recognized, widely-deployed, advanced technologies and IP, we have a long track record of innovating in the fields of media and semiconductors. We believe that ongoing investment in R&D is required for us to remain competitive in the markets we serve. Today, we have a collection of world-class talent and strong R&D capabilities. Our ongoing investment in R&D, which is supported by a strong industry network of partners, enables us to create original inventions which shape and anticipate future market trends in markets we serve. We continue to focus our R&D efforts on IP development and next generation technology solutions, including semiconductor hardware research, machine learning, generative AI and advanced algorithm development. Our R&D projects follow a forward-looking technology roadmap and aim to execute a pragmatic technology strategy to position us with a sustainable competitive advantage for decades to come.

Competition

Due to the exclusionary nature of patent rights, we do not compete, in a traditional sense, with other patent holders for patent licensing relationships. Other patent holders do not have the same rights to the inventions and technologies encompassed by our patent portfolio. In any service, device, or piece of equipment that contains IP, the provider or manufacturer may need to obtain licenses from multiple holders of the IP.

Protecting Our Investment

We operate in an industry in which innovation, investment in new ideas and protection of our IP rights are critical for success. We protect our innovations and inventions through a variety of means, including applying for patent protection domestically and internationally. As of December 31, 2025, we held approximately 13,750 patent and patent applications worldwide, including approximately 6,250 United States issued patents and 1,950 patent applications, as well as approximately 4,100 foreign issued patents and 1,450 patent applications. The last of our currently issued patents is set to expire in March 2045. From time to time, we acquire complementary IP portfolios. Our criteria for patent acquisitions include: compatibility with our existing portfolios, the number and jurisdiction of patent assets, the technical and legal strength of the patents, the actual or likely adoption by the industry and the economic value of the inventions.

Litigation

Although we are engaged with and have successfully licensed and transferred our technologies to many companies, some of the companies that use our patented technologies have nonetheless chosen not to enter into license agreements with us. Consequently, we have, at times, initiated litigation to enforce our IP rights and protect our investment.

Human Capital Resources

The opportunities for our success and growth depend in large part on our ability to attract, develop and retain a talented and engaged workforce. In particular, we are competing for technical talent and we need to offer not only robust and attractive compensation packages but also provide broad opportunities for our employees to make an impact, grow and develop. As of December 31, 2025, we had a talent base consisting of approximately 150 full-time employees, with substantially all of our employees located in the U.S.

To enable our talent to actively contribute to, and have a positive impact on our overall business, we develop and maintain programs and initiatives ranging from competitive compensation and benefits offerings to goal and performance management. In support of these efforts, our board of directors (the "Board of Directors") monitors many of these programs and initiatives and provides guidance and feedback as appropriate. Our goal is to provide a work environment that empowers our teams and enables employees to enjoy a healthy and productive work-life balance.

Our incentives are based on merits, and we have a strong pay-for-performance culture. We benchmark our total rewards annually to ensure our compensation and benefit programs remain competitive with industry peers. Our compensation framework for employees reflects a combination of fixed and variable pay including base salary, bonuses, performance stock awards and stock-based compensation. We offer competitive employee benefits that are designed to meet or exceed local requirements.

We invest in the career growth of our employees by providing a wide range of development opportunities, including face-to-face, virtual, social and self-directed learning, mentoring, coaching, training and external development. We also conduct annual assessments of employees to identify development needs based on department goals. We believe in the principles of a learning organization and strive to provide continuous educational opportunities for our employees.

We leverage our manager ecosystem to align corporate goals with employee objectives. We have delivered management training and supplementary resources to enable our management community to provide excellent support and guidance to their teams. Employees are encouraged to create and align individual, functional and team-based goals, track performance against goals, write self-evaluations and provide feedback to supervisors or management members.

None of our employees are covered by a collective bargaining agreement or are represented by a labor union. We have not experienced any organized work stoppages, and we consider the relationships with our employees to be positive.

Available Information

Our internet address is www.adeia.com, where we make available, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Our SEC reports can be accessed through the investor relations section of our website. The information found on or accessible through our website is not incorporated into this or any other report we file with or furnish to the SEC.

Item 1A. Risk Factors

Our operations and financial results are subject to various risks and uncertainties, including those described below, that could adversely affect our business, financial condition, results of operations, cash flows, and the trading price of our common stock.

Risk Factor Summary

The following is a summary of the principal risks that could adversely affect our business, operations and financial results.

Risks Relating to Our Business Operations

- The success of our IP licensing business is dependent on the strength of our patent portfolios.

- We enter into IP license agreements that have fixed expiration dates and if, upon expiration or termination, we are unable to renew or replace such license agreements on terms favorable to us, our results of operations could be harmed.

- If we fail to adequately protect, maintain and enforce our IP rights, contract rights, and our confidential information, our business could be adversely affected.

- If we fail to use adequate mechanisms to protect our technology and IP, or if a court fails to enforce our IP rights, our business will suffer. We cannot be certain that these protection mechanisms can be successfully asserted in the future or will not be invalidated or challenged.

- Due to the nature of our business, we could continue to be involved in a number of costly litigation, arbitration and administrative proceedings to enforce or defend our IP rights and to defend our licensing practices.

- Some of our IP license agreements contain "most favored nations" clauses, which may restrict our ability to offer more competitive terms to other customers in the future.

- We regularly make strategic decisions about our patent portfolios. Although we seek to focus our operations in areas where we see the potential for growth and to divest assets where we see more limited opportunities, dispositions we decide to undertake may involve risks, and the anticipated benefits of such actions may not be realized.

- The structure and timing of our IP license agreements may cause fluctuations in our quarterly or annual financial results.

- Some of our IP license agreements may convert to fully paid-up licenses at the expiration of their terms, or upon the occurrence of certain events, and in such event, we will not receive fees thereafter.

- The long-term success of our business is partially dependent on a royalty-based business model, which is inherently risky.

- A portion of our revenue and cash flow is dependent upon our customers' sales and other factors that are beyond our control or are difficult to forecast.

- If we lose any of our key personnel or are unable to attract, train and retain qualified personnel, we may not be able to execute our business strategy effectively.

Risks Related to Financial Matters

- We have significant indebtedness which could adversely affect our financial position.

- Our variable interest rate indebtedness exposes us to the risk of rising interest rates, which would cause our debt costs to increase significantly.

- We may not be able to generate sufficient cash to service our debt obligations.

- Repayment of debt is dependent on cash flow generated by our subsidiaries.

- Changes in, or interpretations of, tax rules and regulations, could adversely affect our effective tax rates and negatively affect our business and financial condition.

- Our ability to use net operating losses to offset future taxable income may be subject to limitations.

Risks Related to Regulatory and Legal Matters

- Changes in laws, regulations, or interpretations of existing laws, relating to IP rights or the internet could create uncertainties and adversely affect our business.

- Further deterioration of trade relations between the United States and China, other trade conflicts and barriers, economic sanctions, and national security protection policies could limit or prevent existing or potential customers from doing business with us.

Risks Related to the Separation

- If the distribution, together with certain related transactions, were to fail to qualify for non-recognition treatment for U.S. federal income tax purposes, then we could be subject to significant tax liability.

- In connection with the Separation, we assumed, and indemnified Xperi Inc. for certain liabilities. If we are required to make payments pursuant to these indemnities, we may need to divert cash to meet those obligations and our financial results could be negatively impacted. In addition, Xperi Inc. assumed, and must indemnify us for certain liabilities. These indemnities may not be sufficient to insure us against the full amount of liabilities for which we will be allocated responsibility, and Xperi Inc. may not be able to satisfy its indemnification obligations in the future.

Risks Relating to Ownership of our Common Stock

- Our financial and operating results may vary, which may cause the price of our common stock to decline.

- We may not pay dividends or pay dividends at a consistent rate, and any decrease in or suspension of the dividend could cause our stock price to decline.

- Our stock repurchase program could increase the volatility of the price of our common stock, and the program may be suspended or terminated at any time, which may cause the trading price of our common stock to decline.

- Provisions of our certificate of incorporation and bylaws or Delaware law might delay or prevent a change of control transaction and depress the market price of our stock.

Risks Relating to Our Business Operations

The success of our IP licensing business is dependent on the strength of our patent portfolios.

We derive our revenue from the licensing of our patents and other intellectual property, including patent licenses and technology transfer agreements. The success of our business depends on our ability to continue to develop, acquire, maintain, defend and enforce patents that address the evolving needs of the industries in which our current or future customers operate. We devote significant resources to develop and acquire such patents and we must continue to do so in the future to remain competitive. Competition for acquiring such patents is intense and there is no assurance that we can continue to acquire such patents on favorable terms or develop such patents in a timely or economical fashion. Furthermore, our patents will expire in the future, the timing of which varies from jurisdiction to jurisdiction. Our current U.S. issued patents expire at various times through the next two decades. Consequently, to maintain and grow our licensable portfolio of IP rights we need to develop or acquire successful innovations and obtain patents on those innovations, or acquire patents from third parties, before our current patents expire. Our failure to do so would harm our business, financial position, results of operations, and cash flows.

We enter into IP license agreements that have fixed expiration dates and if, upon expiration or termination, we are unable to renew or replace such license agreements on terms favorable to us, our results of operations could be harmed.

We enter into IP license agreements that have fixed expiration dates. Upon expiration of such agreements, we need to renew or replace these agreements in order to maintain our revenue base. If we are unable to replace the revenue from an expiring license, either through a renewal of such license or with licenses from other customers, our results of operations would be adversely impacted as compared to periods prior to such expiration.

In addition, we may not be able to continue entering into licenses on terms that are favorable to us, which would harm our results of operations. While we have expanded our licensable technology portfolio through internal development and third-party acquisitions, there is no guarantee that these measures will lead to continued revenue. If we fail to continue to do business with our current customers, our business would be materially adversely affected.

Furthermore, a small number of our customers represent a significant percentage of our revenue. For the year ended December 31, 2025, five customers represented 55.7% of aggregate revenue. Agreements with some of these customers do not require any minimum license fees. Consumer demand for our technologies can shift quickly as many of the markets in which we serve are rapidly evolving. As a result, these customers may lose subscribers, which would reduce our revenue. Accordingly, the possibility that a customer, including a customer that represents a significant portion of our revenue, may reduce or eliminate its use of our technologies, presents a risk to our business.

If we fail to adequately protect, maintain and enforce our IP rights, contract rights, and our confidential information, our business will could be adversely affected.

We rely primarily on a combination of license, development and nondisclosure agreements and other contractual provisions, as well as IP laws, to protect our technology and IP. If we fail to protect our technology or IP, including by failing to enforce the terms of our contracts or IP rights through litigation, our customers and others may seek to use our technology and IP without a license or without the payment of license fees, which could weaken our competitive position, reduce our operating results and increase the likelihood of costly litigation.

Others, including our customers, may also develop new technologies that are similar or superior to our technologies, duplicate our technologies or design around our technologies. The growth of our business depends in large part on our ability to anticipate technological developments, secure relevant IP rights in a timely manner, convince third parties of the applicability of our IP rights to their products and services, and maintain and enforce our IP rights.

We attempt to obtain patent protection for our innovations, and our license agreements typically include both issued patents and pending patent applications. If we fail to file for patents in a timely manner or if the patents issued to us do not cover all of the inventions disclosed in our patent applications, others could use portions of our technology and IP without a license or without the payment of license fees.

If we fail to use adequate mechanisms to protect our technology and IP, or if a court fails to enforce our IP rights, our business will suffer. We cannot be certain that these protection mechanisms can be successfully asserted in the future or will not be invalidated or challenged.

The laws and enforcement regimes of certain countries may not protect our technology and IP to the same extent as do the laws and enforcement regimes of the U.S. In certain jurisdictions we may be unable to protect our technology and IP adequately against unauthorized use, which could adversely affect our business.

At times, we are engaged in disputes regarding the licensing of our IP rights, including matters related to our license fees and other terms of our licensing arrangements. These types of disputes can be asserted by our customers, prospective customers, or by other third parties as part of negotiations with us or in private actions seeking monetary damages or injunctive relief, or in regulatory actions. Any such disputes, regardless of their merit, could be difficult and costly to defend or settle and could adversely impact our revenue and harm our reputation. Damages and requests for injunctive relief asserted in disputes like these could be significant and disruptive to our business, require significant management time and resources, and could limit or delay our ability to offer certain technologies or enter into or maintain certain license arrangements.

Due to the nature of our business, we could continue to be involved in a number of costly litigation, arbitration and administrative proceedings to enforce or defend our IP rights and to defend our licensing practices.

While some companies seek licenses before they commence manufacturing and/or selling products, services or solutions that use our patented inventions, most do not. Consequently, we proactively approach companies and seek to establish license agreements for using our inventions. We expend significant time and effort identifying users and potential users of our inventions and negotiating license agreements with companies, including those that may be reluctant to pay for licenses to our IP. However, if we believe that a third party is required to take a license to our patents in order to manufacture, sell, offer for sale, import or use products and services, we have in the past commenced, and may in the future, commence legal or administrative action against the third party if they refuse to enter into a license agreement with us. In addition, in connection with such legal or administrative actions to defend our IP rights and our licensing practices, we have faced, and could continue to face, counterclaims and other legal proceedings that claim that our patents are invalid, unenforceable or not infringed. Litigation adversaries have also filed against us, and other third parties may in the future file validity challenges such as Inter Partes Review proceedings in the USPTO, which can lead to delays of our patent infringement actions as well as potential findings of invalidity. Further, in certain jurisdictions where we may pursue protections of our IP rights, if we are unsuccessful in litigation, we may be liable for the costs of defendants that receive favorable rulings. Given the nature of our business, such proceedings could have a material adverse effect on our business, financial condition, and results of operations.

Some of our IP license agreements contain "most favored nations" clauses, which may restrict our ability to offer more competitive terms to other customers in the future.

Some of our license agreements contain "most favored nation" clauses, which typically provide that if we enter into an agreement with another customer on more favorable terms, we must offer some of those terms to our existing customers with the "most favored nation" clauses. We have entered into a number of license agreements with terms that differ in some respects from those contained in other agreements. These agreements may obligate us to provide different, more favorable, terms to those customers, which could, if applied, result in lower revenue or otherwise adversely affect our business, financial condition, and results of operations. While we believe that we have appropriately complied with the most favored nation terms included in our license agreements, these contracts are complex and other parties could reach a different conclusion that, if enforced, could have an adverse effect on our financial condition or results of operations. Disputes over such terms may be costly, difficult and time-consuming to resolve, and could divert our management's attention and resources.

We regularly make strategic decisions about our patent portfolios. Although we seek to focus our operations in areas where we see the potential for growth and to divest assets where we see more limited opportunities, dispositions we decide to undertake may involve risks, and the anticipated benefits of such actions may not be realized.

From time to time, we intend to make strategic decisions about our patent portfolio, whether through a formal portfolio review or opportunistic dispositions. Cost savings expectations of any portfolio review are inherently uncertain and, therefore, we cannot provide assurance that we will achieve any expected or actual cost savings from any such action. Our portfolio review activities may place substantial demands on our management, which could lead to the diversion of management's attention from other business priorities. Any assets that we divest could turn out to be more valuable than we had anticipated, and we may not realize the anticipated benefits of any strategic decision about our patent portfolio.

The structure and timing of our IP license agreements may cause fluctuations in our quarterly or annual financial results.

From time to time, we enter into IP license agreements that include pricing or payment terms that may result in quarter-to-quarter or year-over-year fluctuations in our revenue and cash flows. Further, we recognize both recurring and non-recurring revenue in various periods depending on the timing and content of the contractual arrangements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Estimates - Revenue Recognition." As a result, the effects of these terms may cause our aggregate annual revenue to fluctuate significantly or to grow less rapidly than annual growth in the applicable end market. Additionally, our customers may fail to pay, delay payment of, or underpay what they owe to us under our IP license agreements, which may in turn require us to enforce our contractual rights through legal proceedings, resulting in payment amounts and timing different than expected based on the terms of our license agreements. This also may cause our revenue and cash flows to fluctuate on a quarter-to-quarter or year-over-year basis.

Some of our IP license agreements may convert to fully paid-up licenses at the expiration of their terms, or upon the occurrence of certain events, and in such event we will not receive fees thereafter.

We have entered and may continue to enter into semiconductor IP license agreements that automatically convert to fully paid-up licenses upon expiration of a specified term or upon the occurrence of certain events. We may not receive further fees from customers for any licensed technology under those agreements if they convert to fully paid-up licenses because such customers will be entitled to continue using some, if not all, of the relevant IP or technology under the terms of the license agreements without further payment, even if relevant patents or technologies are still in effect. If we cannot find another source of fees to replace the fees from these license agreements converting to fully paid-up licenses, our results of operations following such conversion would be materially adversely affected.

The long-term success of our business is partially dependent on a royalty-based business model, which is inherently risky.

The long-term success of our business is partially dependent on royalties paid to us by customers. Fees under our licenses may be based upon, among other things, the number of subscribers for Pay-TV, a per-unit sold basis, or a fixed quarterly or annual amount. We are dependent upon our ability to structure, negotiate, and enforce agreements for the determination and payment of such fees, as well as upon our customers' compliance with their agreements. We face risks inherent in a license-based business model, many of which are outside of our control, such as the following:

- the number of subscribers our Pay-TV customers have;

- the rate of adoption and incorporation of our technology by semiconductor manufacturers, assemblers, foundries, and manufacturers of consumer and communication electronics;

- the demand for products that incorporate our licensed technology;

- the cyclicality of supply and demand for products using our licensed technology;

- the impact of economic downturns; and

- the impact of poor financial performance of our customers.

A portion of our revenue and cash flow is dependent upon our customers' sales and other factors that are beyond our control or are difficult to forecast.

A portion of our revenue is dependent on sales by our customers that are outside our control and that could be negatively affected by a variety of factors, including global, regional and/or country-specific economic conditions and/or public health concerns, outbreaks or pandemics, country-specific natural disasters, hostilities, or armed conflicts impacting licensee manufacturing and sales, demand and buying patterns of end users, which are often driven by increasingly rapid replacement and innovation cycles, the service life of products incorporating our technologies, competition for our customers' products, trade regulations and the imposition of tariffs, supply chain disruptions, and any decline in the sale prices our customers receive for their covered products and services. The foregoing factors are difficult to forecast and could adversely affect both our quarterly and annual operating results and financial condition.

We depend on our customers to continue paying their obligations under their license agreements to provide us cash flow, and our customers may delay, refuse to or be unable to make payments to us due to financial difficulties or otherwise.

Most of our customers sign multi-year agreements with us providing for periodic payments through the term of the agreement. As such, we are dependent upon our customers to make timely payments to provide us with our cash flows. A number of our customers may face severe financial difficulties from time to time, which may result in their inability to make payments to us in a timely manner, or at all. In addition, we have had a history of, and we may in the future experience, customers that delay or refuse to make payments owed to us under IP license or settlement agreements, which may result in us filing lawsuits to enforce our rights. For example, in October of 2023, our affiliates filed a complaint against Shaw Cablesystems G.P. and Shaw Satellite G.P. (together "Shaw") in the United States District Court for the Southern District of New York, alleging breach of contract for failure to pay royalties under a license agreement. Such lawsuits can require us to devote significant time and resources to enforce our rights. Our customers may also merge with or may shift the manufacture of licensed products to companies that are not currently customers of our technology. This could make the collection process complex, difficult and costly, which could adversely impact our business, financial condition, results of operations and cash flows.

It is difficult for us to verify royalty amounts owed to us under our IP license agreements, and this may cause us to lose revenue.

The terms of our IP license agreements often require our customers to report on the number of subscribers or unit sales on a periodic basis. However, we may have difficulty independently determining whether our customers are reporting such data accurately. In addition, although our license terms generally give us the right to audit books and records of our customers to verify this information, audits can be expensive, time consuming, potentially detrimental to our ongoing business relationships with our customers and, in some cases, may not be cost justified based on our understanding of our customers' businesses.

We face competitive risks in the provision of IP licenses to the industries that we serve, including the entertainment industry and electronic industries.

Due to the exclusionary nature of patent rights, we do not compete, in a traditional sense, with other patent holders for patent licensing relationships. Other patent holders do not have the same rights to the inventions and technologies encompassed by our patent portfolio. However, our future success depends on our ability to establish and maintain licensing relationships with companies in the industries that we currently serve and may enter in the future, including Pay-TV service providers, CE manufacturers, semiconductor and equipment manufacturers, and the entertainment and electronics businesses.

Our pursuit of acquisitions and divestures may adversely affect our business operations or stock price if we cannot successfully execute our strategies.

We have made several acquisitions and it is our current plan to continue to acquire assets, patents or companies that we believe are strategic to our future business. Acquisitions involve challenges in terms of successful integration of IP, technologies, and employees.

Our future success will depend, in part, upon the ability of our management team to manage any growth effectively, requiring our management to:

- recruit, hire, and train additional personnel;

- implement and improve our operational and financial systems, procedures, and controls;

- maintain our cost structure at an appropriate level based on the revenue and cash we forecast and generate;

- manage multiple concurrent IP development projects; and

- manage operations in multiple time zones with different cultures and languages.

We may not realize the anticipated benefits of the other acquisitions or other strategic transactions we may complete in the future, and we may not be able to incorporate any acquired IP or technologies with our existing operations, or integrate personnel, systems, processes and operations from the acquired businesses, in which case our business could be harmed.

Financing for future acquisitions or other strategic transactions may not be available on favorable terms, or at all. If we use our equity securities to fund the acquisition, it may result in significant dilution to our existing stockholders. If we identify an appropriate acquisition candidate for any of our businesses, we may not be able to negotiate the terms of the acquisition successfully, finance the acquisition or integrate the acquired technologies or employees into our existing business and operations. Future acquisitions and divestitures may not be well-received by the investment community, which may cause the value of our stock to fall. We cannot ensure that we will be able to successfully complete any acquisition or divestiture in the future. Further, the terms of our indebtedness constrain our ability to make and finance additional acquisitions or divestitures.

We are exposed to the risks related to international sales and operations.

We derive a portion of our total revenue from operations outside of the United States. Therefore, we face exposure to risks of operating in many foreign countries, including:

- difficulties and costs associated with complying with a wide variety of complex laws, treaties, regulations and compliance requirements;

- unexpected changes in political or regulatory environments;

- regional hostilities, armed conflicts and wars;

- earnings and cash flows that may be subject to tax withholding requirements or the imposition of tariffs;

- exchange controls or other restrictions;

- political and economic instability, trade conflict, and wars;

- economic sanctions, import and export restrictions, and other trade barriers;

- applicable anti-bribery and anti-corruption laws and regulations;

- constrained supply chains;

- difficulties in maintaining overseas subsidiaries;

- difficulties in obtaining approval for significant transactions; and

- fluctuations in foreign currency exchange rates.

Any one or more of the above factors could adversely affect our international operations and could significantly affect our results of operations, financial condition, cash flows, and reputation. The results of our operations are dependent to a large extent upon the global economy. Geopolitical factors such as terrorist activities, armed conflict, global health conditions, outbreaks or pandemics that adversely affect the global economy may adversely affect our operating results and financial condition.

We are also subject to risks associated with compliance with applicable anti-corruption laws, including the Foreign Corrupt Practices Act (FCPA), which generally prohibits companies and their employees and intermediaries from making payments to foreign officials for the purpose of obtaining an advantage or benefits, and requires public companies to maintain accurate books and records and a system of internal accounting controls. Under these laws, companies may be held liable for actions taken by directors, officers, employees, agents, or other partners or representatives. If we or our intermediaries fail to comply with the requirements of the FCPA or similar laws, governmental authorities could commence an investigation or seek to impose civil and criminal fines and penalties which could have a material adverse effect on our business, results of operations and financial condition.

Our systems, networks and business activities and those of third parties that we utilize in our operations are subject to cybersecurity and stability risks, including information technology system failures, and security breaches.

Despite our provisions for system redundancy and the implementation and integration of security and risk management measures within our internal and external information technology and networking systems, our information technology systems and those of third parties that we utilize in our operations may be subject to security breaches, unauthorized access (malicious or accidental), misuse of information by authorized users, data leaks or unintentional exposure of information, failed processes or other bugs, loss of data, damages from computer viruses or malware, natural disasters, terrorism, telecommunication failures or disruption of service. In addition, our business activities depend on the ability to store and transmit confidential or proprietary information and data securely on our systems and third-party systems and over private, and public networks.

Any compromise of our ability to store or transmit such information and data securely or reliably, and any costs associated with preventing, assessing or eliminating such problems, could harm our business. Our activities are subject to a number of cybersecurity and stability risks:

- our own or licensed encryption and authentication technology, or access or security procedures, may be compromised, breached or otherwise be insufficient to ensure the security of confidential or proprietary information or data, including customer information;

- we could experience damage from unauthorized access, computer viruses, ransomware, system interference or destruction, "denial of service" attacks and other disruptive problems, whether intentional or accidental, that may inhibit or prevent access to our websites and infrastructure, or cause confidential or proprietary information to be disclosed to a perpetrator, others or the general public;

- hackers could circumvent our integrated risk management processes and security measures and misappropriate our information, or our customers' proprietary information or content, interrupt operations, or jeopardize our licensing arrangements, many of which are contingent on our sustaining appropriate security protections; or

- we could inadvertently disclose confidential or proprietary information.

Each of the foregoing risks also applies to the computer systems of third parties that we rely upon in our operations, including providers of cloud storage and services. The occurrence of any of these or similar events could damage our business, hurt our ability to license IP and collect revenue, threaten the proprietary or confidential nature of our technology, harm our reputation, increase the costs of our ongoing cybersecurity monitoring, protections and enhancements, require us to incur significant expenses to evaluate, address, remediate or resolve such issues and expose us to litigation and other liabilities. Because some of our technologies are intended to inhibit use of or restrict access to our customers' IP, we may become the target of hackers or other persons whose use of, or access to, our customers' IP is affected by our technologies. Also, hackers may, for financial gain or other motives, seek to infiltrate or damage our systems, or obtain sensitive business information or customer information from our systems. Further, the use of AI by cybercriminals may increase the frequency and severity of cybersecurity attacks against us or our third-party vendors and clients. We also may be exposed to customer claims, or other liability, in connection with any security breach or inadvertent disclosure. We may be required to expend significant capital or other resources to protect against the threat of security breaches, hacker attacks or system malfunctions or to alleviate and remediate problems caused by such breaches, attacks or failures.

If we lose any of our key personnel or are unable to attract, train and retain qualified personnel, we may not be able to execute our business strategy effectively.

Our success depends, in large part, on the continued contributions of our key management, IP, sales, marketing, legal and finance personnel, many of whom are highly skilled and would be difficult to replace. None of our senior management or key sales personnel are bound by written employment contracts that require them to remain with us for a specified period. In addition, we do not currently maintain key-person life insurance covering our key personnel or have restrictions on their post-employment ability to solicit our employees, contractors or customers if key personnel voluntarily terminate their employment. The loss of any of our senior management or other key personnel could harm our ability to implement our business strategy and respond to the rapidly changing market conditions in which we operate. Our future success will depend to a significant extent on the ability of these executives to effectively drive execution of our business strategy, and on the ability of our management team to work together effectively.

Our success also depends on our ability to attract, train and retain highly skilled managerial, sales, marketing, research and development, legal and finance personnel and on the abilities of new personnel to function effectively, both individually and as a group. Competition for qualified personnel is intense, particularly in the technology industry in which we operate, and we may not be successful in attracting and retaining such personnel. If we fail to attract and retain qualified employees, including internationally, our ability to grow our business could be harmed. In order to attract and retain personnel in a competitive marketplace, we believe that we must provide a competitive compensation package, including cash and equity-based compensation. Some of the companies with which we compete for experienced personnel may be able to offer more attractive terms of employment to potential candidates. Volatility in our stock price may from time to time adversely affect our ability to recruit or retain employees.

Risks Related to Financial Matters

We have significant indebtedness which could adversely affect our financial position.

As of December 31, 2025, we had $426.7 million of total debt outstanding under our Term Loan B. Our Term Loan B is guaranteed by us and our wholly-owned material domestic subsidiaries and are secured by substantially all of our and the subsidiary guarantors' assets.

Our indebtedness may:

- limit our ability to borrow additional funds for working capital, capital expenditures, acquisitions or other general business purposes;

- limit our ability to use our cash flow or obtain additional financing for future working capital, capital expenditures, acquisitions or other general business purposes;

- require us to use a substantial portion of our cash flow from operations to make debt service payments;

- limit our flexibility to plan for, or react to, changes in our business and industry; and

- increase our vulnerability to the impact of adverse economic and industry conditions.

Our ability to meet our debt service obligations will depend on our future performance, which will be subject to financial, business and other factors affecting our operations, many of which are beyond our control.

Our variable interest rate indebtedness exposes us to the risk of rising interest rates, which would cause our debt costs to increase significantly.

As of December 31, 2025, we had $426.7 million of outstanding indebtedness that is subject to floating interest rates. Changes in economic conditions outside of our control could result in higher interest rates, thereby increasing our interest expense and reducing the funds available for capital investment, operations or other purposes. At December 31, 2025, a 1% increase in the effective interest rate on our outstanding debt throughout a one-year period would result in an annual increase in our interest expense of approximately $4.2 million. Any significant increase in our interest expense would negatively impact our results of operations and cash flows and also our ability to pay dividends in the future. If the U.S. Federal Reserve raises its benchmark interest rate through one or more rate hikes, the increases would likely impact the borrowing rate on our outstanding indebtedness and increase our interest expense.

We may not be able to generate sufficient cash to service our debt obligations.

Our ability to make payments on and to refinance our indebtedness will depend on our financial and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business, and other factors beyond our control. We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal and interest on our indebtedness when due.

If our cash flows and capital resources are insufficient to timely fund our debt service obligations, we may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital, or restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations.

In the absence of cash flows and capital resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. Our credit agreement restricts our ability to dispose of assets, use the proceeds from any disposition of assets and refinance our indebtedness. We may not be able to consummate those dispositions or to maximize the proceeds that we could realize from them and these proceeds may not be adequate to meet any debt service obligations then due.

Repayment of debt is dependent on cash flow generated by our subsidiaries.

Our subsidiaries own a significant portion of our assets and conduct substantially all of our operations. Each subsidiary is a distinct legal entity, and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from our subsidiaries. Our subsidiaries may not be able to, or may not be permitted to, make distributions to enable us to make payments in respect of our indebtedness.

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements could be impaired, which could increase our operating costs and affect our ability to operate our business.

Ensuring that we have adequate internal controls and procedures in place to facilitate the production of accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. We continually document, review and, if appropriate, improve our internal controls and procedures in connection with Section 404 of the Sarbanes-Oxley Act of 2002 ("SOX"). Section 404 of SOX requires annual management assessments of the effectiveness of our internal control over financial reporting and a report by our independent registered public accountants on the effectiveness of our internal control over financial reporting. If we identify areas for further attention or improvement, implementing any appropriate changes to our internal controls may require specific compliance training of our directors, officers and employees, entail substantial costs in order to modify our existing accounting systems, and take a significant amount of time to complete. We have in the past identified, and may in the future identify, significant deficiencies in the design and operation of our internal controls, which have been or will need to be remediated.

Finally, in the event we make a significant acquisition, we may face significant challenges in implementing the required processes and procedures in the acquired operations. This could result in an adverse reaction in the financial markets due to investors' perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements.

Changes in, or interpretations of, tax rules and regulations, could adversely affect our effective tax rates and negatively affect our business and financial condition.

We are subject to U.S. federal and state income taxes, as well as taxes in various international jurisdictions. As a result, our effective tax rate is derived from a combination of applicable tax rates in the various jurisdictions where we operate. In preparing our financial statements, we estimate the amount of tax to accrue in each tax jurisdiction. Nevertheless, our effective tax rate may be different than what we experienced in the past due to numerous factors, including from the passage of new tax laws, changes in the mix of our profitability from state to state and from country to country, the amount of payments from the Company's U.S. entities to related foreign entities, the results of examinations and audits of our tax filings, our inability to secure or sustain acceptable agreements with tax authorities and changes in accounting for income taxes. Our future effective tax rates could be unfavorably affected by changes in tax rates, tax laws or the interpretation of tax laws, by changes in the amount of pre-tax income derived from countries with high statutory income tax rates, or by changes in our deferred tax assets and liabilities, including changes in our ability to realize our deferred tax assets. Our effective income tax rate could be unfavorably affected by changes in the amount of sales to customers in countries with high withholding tax rates. Any of these factors could cause us to experience an effective tax rate significantly different from previous periods or our current expectations and may result in tax obligations in excess of amounts accrued in our financial statements.

Further, U.S. federal, U.S. state, and foreign tax jurisdictions may examine our income tax returns, including income tax returns of acquired companies and acquired tax attributes included therein. We regularly assess the likelihood of outcomes resulting from these examinations to determine the adequacy of our provision for income taxes. In making such assessments, we exercise judgment in estimating our provision for income taxes. While we believe our estimates are reasonable, we cannot assure you that the final determination from these examinations will not be materially different from that reflected in our historical income tax provisions and accruals. Any adverse outcome from these examinations may have a material adverse effect on our business and operating results.

Our ability to use net operating losses to offset future taxable income may be subject to limitations.

As of December 31, 2025, we had U.S. federal and state net operating losses of approximately $2.1 million and $847.9 million, respectively, on a tax return basis. A portion of the state net operating loss carryforwards will begin to expire, if not utilized, in 2026. Net operating losses that expire unused will be unavailable to offset future income tax liabilities. Under the Tax Cuts and Jobs Act, federal net operating losses incurred in 2018 and in future years may be carried forward indefinitely, but the deductibility of such federal net operating losses is limited. In addition, under Sections 382 and 383 of the Internal Revenue Code (the "Code") and corresponding provisions of state law, if a corporation undergoes an "ownership change," which is generally defined as a greater than fifty-percent (50%) change, by value, in its equity ownership over a three-year period, the corporation's ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes to offset its post-change income or taxes may be limited.

We may experience ownership changes in the future as a result of subsequent shifts in our stock ownership, some of which may be outside of our control. If an ownership change occurs and our ability to utilize our net operating loss carryforwards is materially limited, it would harm our future operating results by effectively increasing our future tax obligations. In addition, at the state level, there may be periods during which the use of net operating loss carryforwards is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed by us.

If we fail to comply with the laws and regulations relating to payment of income taxes in the various states and foreign jurisdictions in which we do business, we could be exposed to unexpected costs, expenses, penalties and fees as a result of our noncompliance in which case our business could be harmed.

As our business grows and expands, we will continue to do business in an increasing number of states nationally and in new foreign jurisdictions. By engaging in business activities in these states and foreign jurisdictions, we become subject to their various laws and regulations, including the payment of income taxes on revenue generated from activities in those states and foreign jurisdictions.

The laws and regulations governing the payment of income taxes are numerous, complex, and vary among states and foreign jurisdictions. If we fail to comply with these laws and regulations requiring the payment of income taxes in one or more states and foreign jurisdictions where we do business, we could be subject to significant costs, expenses, penalties and fees in which case our business would be harmed.

Our subsidiaries have in the past recorded, and may in the future record, significant valuation allowances on our deferred tax assets, and the recording and release of such allowances may have a material impact on our results of operations.

The need for a valuation allowance requires an assessment of both positive and negative evidence on a jurisdiction-by-jurisdiction basis when determining whether it is more-likely-than-not that deferred tax assets are realizable. In making such assessment, significant weight is given to evidence that can be objectively verified. New facts and circumstances, historic profits or losses, and future financial results may require us to reevaluate our valuation allowance positions which could potentially affect our effective tax rate.

We continue to monitor the likelihood that we will be able to realize our deferred tax assets, including those for which a valuation allowance is recorded. There can be no assurance that we will generate profits in future periods enabling us to fully realize our deferred tax assets. We have applied a valuation allowance on certain state, and foreign deferred tax assets to the extent they are not realizable by utilizing deferred tax liabilities as sources of income. The timing of recording a valuation allowance or the reversal of such valuation allowance is subject to objective factors that cannot be readily predicted in advance. Both the establishment of a valuation allowance and the reversal of a previously recorded valuation allowance may have a material impact on our financial results.

The investment of our cash, cash equivalents and investments in marketable debt and equity securities is subject to risks which may cause losses and affect the liquidity of these investments.

At December 31, 2025, we held approximately $73.1 million in cash and cash equivalents and $63.6 million in marketable securities. Marketable securities typically include various financial securities such as corporate bonds and notes, municipal bonds and notes, commercial paper, treasury and agency notes and bills, and money market funds. Although we invest in high quality securities, ongoing financial events have at times adversely impacted the general credit, liquidity, market and interest rates for these and other types of debt securities. Changes in monetary policy by the Federal Reserve, government fiscal policies, and global economic and market conditions may adversely affect the value of our investment portfolio. We may in the future have a need to sell investments before their maturity dates, which could result in losses on the sale of those investments. The financial market and monetary risks associated with our investment portfolio have had and may in the future have a material adverse effect on our financial condition, results of operations or cash flows.

Risks Related to Regulatory and Legal Matters

Changes in laws, regulations, or interpretations of existing laws relating to IP rights or the internet could create uncertainties and adversely affect our business.

Our business relies in part on the uniform and historically consistent application of U.S. patent laws, rules, and regulations. The standards that courts use to interpret patents are not always applied predictably or uniformly and may evolve, particularly as new technologies develop. For example, the Supreme Court of the United States has modified some legal standards applied by the U.S. Patent and Trademark Office in the examination of U.S. patent applications, which may decrease the likelihood that we will be able to obtain patents and may increase the likelihood of challenges to patents we obtain or license. As such, our patents face challenges in the U.S. from *ex parte* reexaminations in the United States Patent and Trademark Office and from *inter partes* review ("IPR") proceedings before the Patent Trial and Appeal Board. Historically, IPRs have a high rate of invalidation of patents, and patents we have asserted in litigation have been and may continue to be invalidated in either IPRs or *ex parte* reexaminations. Additionally, there have been and may be bills introduced in the U.S. Congress relating to patent law that could adversely impact our business depending on the scope of any bills that may ultimately be enacted into law. Some of these changes or potential changes may may make it more difficult to obtain adequate patent protection, or to enforce our patents against parties using them without a license or payment of royalties. These changes or potential changes could increase the costs and uncertainties surrounding the prosecution of our patent applications and the enforcement of our patent rights. Other potential changes in the law, such as with respect to patent exhaustion and permissible licensing practices, could have a negative effect on our ability to license our patents and, therefore, on the royalties we can collect. We may be required to reevaluate and modify our licensing practices and strategies in response to such changes and, given the nature of our business, any resulting modifications could have a material adverse effect on our business and financial condition.

Many laws and regulations are pending and may be adopted by the U.S. federal government, individual states and local jurisdictions and other countries with respect to the internet and digital technologies more broadly. These laws may relate to many areas that impact our business, including IP rights, privacy, artificial intelligence and taxation. These types of regulations are likely to differ between countries and other political and geographic divisions. It is difficult to anticipate the impact of current or future laws and regulations on our business, and changes to these laws, or the interpretation or enforcement thereof, could increase our costs, expose us to increased litigation risk, substantial defense costs and other liabilities or require us or our customers to change business practices, which could materially and adversely affect our business, financial condition, and results of operations. We may have significant expenses associated with staying apprised of and in compliance with local, state, federal, and international legislation and regulation of our business and in presenting the Company's positions on proposed laws and regulations.

Further deterioration of trade relations between the United States and China, other trade conflicts and barriers, economic sanctions, and national security protection policies could limit or prevent existing or potential customers from doing business with us.

The increased trade conflicts between the United States and its major trading partners in recent years, evidenced by trade restrictions such as tariffs, taxes, export controls, economic sanctions, foreign investment controls and enhanced policies designed to protect national security, have had and may continue to have adverse impact on our revenue if such policies continue. In particular, our business has been impacted due to increased and ongoing trade conflicts and the imposition of tariffs and retaliatory tariffs between the United States and China. Further United States government actions to protect domestic economic and security interests could lead to further restrictions or additional or increased conflicts.

Moreover, growing trade conflicts and uncertainties and foreign investment controls may lead to decreased use of foreign-owned technologies in China and other countries, due to efforts by foreign governments and enterprises to find alternative sources of supply, the development of proprietary domestic technologies, and the reduction of reliance on foreign technology sources. Any such conflicts or trends could have a material adverse impact on our revenue. In addition, any failure by us to comply with these complex restrictions, or other restrictions that may be imposed in the future, in the United States or internationally, could subject us to fines and penalties, require changes to our business practices and result in reputational harm.

Risks Related to the Separation

If the distribution, together with certain related transactions, were to fail to qualify for non-recognition treatment for U.S. federal income tax purposes, then we could be subject to significant tax liability.

We have taken the position, based on the opinions of tax counsel and a private letter ruling from the IRS, that our distribution of Xperi Inc. common stock in connection with the 2022 spin-off ("Spin-Off") qualifies as a transaction that is tax-free for U.S. federal income tax purposes. During the 2025 tax year, the IRS completed an examination of our 2022 U.S. federal income tax return, including the tax treatment of the Spin-Off, and did not propose any adjustments with respect to the Spin-Off (a "no-change" audit result). The tax-free qualification of the Spin-Off depends on a number of facts, assumptions, and representations. If such requirements are not satisfied, or if any material fact, representation, or assumption underlying the tax opinions were to be incorrect or otherwise not satisfied, the Spin-Off may not qualify for tax-free treatment, which could result in significant U.S. federal income tax liabilities for the Company and our stockholders.

In connection with the Separation we assumed, and indemnified Xperi Inc. for, certain liabilities. If we are required to make payments pursuant to these indemnities, we may need to divert cash to meet those obligations and our financial results could be negatively impacted. In addition, Xperi Inc. assumed, and must indemnify us for certain liabilities. These indemnities may not be sufficient to insure us against the full amount of liabilities for which we will be allocated responsibility, and Xperi Inc. may not be able to satisfy its indemnification obligations in the future.

Pursuant to the separation and distribution agreement, the employee matters agreement, and the tax matters agreement with Xperi Inc., we agreed to assume, and indemnify Xperi Inc. for certain liabilities for uncapped amounts, which could include, among other items, associated defense costs, settlement amounts and judgments. Payments pursuant to these indemnities could be significant and could negatively impact our business.

Third parties could also seek to hold us responsible for any of the liabilities allocated to Xperi Inc., including those related to Xperi Inc.'s business. Xperi Inc. agreed to indemnify us for such liabilities, but such indemnities may not be sufficient to protect us against the full amount of such liabilities. Even if we ultimately succeed in recovering from Xperi Inc. any amounts for which we are held liable, we may be temporarily required to bear these losses ourselves. Each of these risks could negatively affect our business, financial condition, results of operations and cash flows.

Risks Relating to Ownership of our Common Stock

Our financial and operating results may vary, which may cause the price of our common stock to decline.

Our quarterly operating results have fluctuated in the past and are likely to do so in the future. Because our operating results are difficult to predict, one should not rely on quarterly or annual comparisons of our results of operations as an indication of our future performance. Factors that could cause our operating results to fluctuate during any period or that could adversely affect our ability to achieve our strategic objectives include those listed in this "Risk Factors" section of this report and the following:

- the timing of, and compliance with the terms and conditions for, payment by third parties to us of fees (including royalties) under IP license agreements;

- fluctuations in our royalties caused by the pricing terms of certain of our IP license agreements;

- the amount of our revenue;

- changes in the level of our operating expenses;

- the substantial research and development expenses that we have incurred and will continue to incur in connection with the development of new IP, as well as the uncertainty that such new technologies will generate material revenue for the Company;

- our ability to protect or enforce our IP rights or the terms of our agreements;

- legal proceedings affecting our patents, patent applications or IP license agreements;

- the timing of the introduction of new technologies that replace technologies covered by our IP;

- the timing of establishing new IP license agreements and expiration of existing IP license agreements;

- changes in generally accepted accounting principles including new accounting standards which may materially affect our revenue recognition and the comparability between revenue recognition and cash flow from customer royalties;

- cyclical fluctuations in semiconductor and CE markets generally;

- supply chain constraints, and attendant effects, including but not limited to increased costs or shipping delays that may impact our customers;

- adverse trade regulations and the imposition of tariffs;

- adverse labor market conditions, and any impacts on our ability to attract and retain qualified personnel;

- inflation and/or changes in central bank interest rate policies;

- expenses related to and the financial impact of possible acquisitions of other businesses and the integration of such businesses;

- the consequences of the separation transaction;

- expenses related to and the financial impact of the disposition of assets, including post-closing indemnification obligations; and

- adverse changes in the level of economic activity in the U.S. or other major economies in which we do business as a result of the threat of terrorism, military actions taken by the U.S. or its allies, civil unrest, hostilities, global health concerns, outbreaks, pandemics, natural disasters or generally weak and uncertain economic and industry conditions.

Due to fluctuations in our operating results, reports from market and security analysts, litigation-related developments, and other factors including general market conditions, the price at which our common stock will trade may be volatile. In future periods, if our revenue, royalties, cash flows or operating results are below the estimates or expectations of public market analysts and investors, our stock price could decline.

We may not pay dividends or pay dividends at a consistent rate, and any decrease in or suspension of the dividend could cause our stock price to decline.

We anticipate that all dividends and stock repurchases will be paid out of our cash, cash equivalents and short-term investments. The payment of any future cash dividends is subject to the final determination by our Board of Directors based on a number of factors, including our earnings, financial condition, actual and forecasted cash flows, capital resources and capital requirements, alternative uses of capital including business combinations, economic condition and other factors considered relevant by management and the Board of Directors. Since July 2020, the Board of Directors has declared quarterly cash dividends of $0.05 per share. Any decrease in the amount of the dividend, or suspension or discontinuance of payment of a dividend, could cause our stock price to decline.

Our stock repurchase program could increase the volatility of the price of our common stock, and the program may be suspended or terminated at any time, which may cause the trading price of our common stock to decline.

In June 2020, our Board of Directors authorized a stock repurchase program. In October 2024, our Board of Directors approved an increase of the existing share repurchase authorization up to a total of $200.0 million. As of December 31, 2025, the total amount available for repurchase under the plan was $160.0 million. The amount of repurchases under our stock repurchase program will vary depending on various factors. The timing of repurchases is at our discretion and the program may be suspended or discontinued at any time. Any suspension or discontinuation could cause the market price of our stock to decline. The timing of repurchases pursuant to our stock repurchase program could affect our stock price and increase its volatility. There can be no assurance that any stock repurchases will enhance stockholder value because the market price of our common stock may decline below the levels at which we effected repurchases. Furthermore, we may engage in mergers, acquisitions, or other activity that could result in us reducing or discontinuing share repurchases for a period of time.

Provisions of our certificate of incorporation and bylaws or Delaware law might delay or prevent a change of control transaction and depress the market price of our stock.

Various provisions of our certificate of incorporation and bylaws might have the effect of making it more difficult for a third party to acquire, or discouraging a third party from attempting to acquire, control of our company. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock. Certain of these provisions eliminate cumulative voting in the election of directors, authorize the Board of Directors to issue "blank check" preferred stock, prohibit stockholder action by written consent, eliminate the right of stockholders to call special meetings, and establish advance notice procedures for director nominations by stockholders and the submission of other proposals for consideration at stockholder meetings. We are also subject to provisions of Delaware law that could delay or make more difficult a merger, tender offer or proxy contest involving our company. In particular, Section 203 of the Delaware General Corporation Law prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years unless specific conditions are met. Any of these provisions could have the effect of delaying, deferring or preventing a change in control, including without limitation, discouraging a proxy contest or making more difficult the acquisition of a substantial block of our common stock.

Decreased effectiveness of stock-based compensation could adversely affect our ability to attract and retain employees.

We have historically used stock options, restricted stock grants and other forms of stock-based compensation as key components of employee compensation in order to align employees' interests with the interests of our stockholders, encourage employee retention and provide competitive compensation and benefit packages. We incur significant compensation costs associated with our stock-based compensation programs. Failure to obtain stockholder approval of equity compensation plans or changes to the plans could make it harder or more expensive for us to grant stock-based compensation to employees in the future. As a result, we may find it difficult to attract, retain and motivate employees, and any such difficulty could have a materially adverse impact on our business.

Reliance on internally generated cash or debt to complete acquisitions could substantially limit our operational and financial flexibility. If we are unable to obtain additional capital on acceptable terms, we may be required to reduce the scope of any expansion or redirect resources committed to internal purposes. Inability to use our common stock in acquisitions may hinder our ability to actively make future acquisitions and recruit talent through acquisitions and restricts the flexibility in which we can make acquisition bids.

Our certificate of incorporation contains forum limitations for certain disputes between us and our stockholders that could limit the ability of stockholders to bring claims against us and our directors, officers and employees in jurisdictions preferred by stockholders.

Our certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for (i) any derivative lawsuit brought on our stockholders, (ii) any lawsuit against our current or former directors, officers, employees, stockholders or agents asserting a breach of a duty (including any fiduciary duty) owed by any such current or former director, officer, stockholder, employee or agent to us or our stockholders, (iii) any lawsuit asserting a claim against us or any of our current or former director, officer, employee, stockholder or agent arising out of or relating to any provision of the DGCL, our charter or our bylaws (each, as in effect from time to time), or (iv) any lawsuit asserting a claim against us or any of our current or former director, officer, employee, stockholder or agent governed by the internal affairs doctrine of the State of Delaware. Our certificate of incorporation also provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America are the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. The foregoing forum provisions may prevent or limit a stockholder's ability to file a lawsuit in a judicial forum that it prefers for disputes with us or our directors, officers, employees, stockholders or agents, which may discourage such lawsuits, make them more difficult or expensive to pursue, and result in outcomes that are less favorable to such stockholders than outcomes that may have been attainable in other jurisdictions.

In addition, notwithstanding the inclusion of the foregoing forum provisions in the certificate of incorporation, courts may find the foregoing forum provisions to be inapplicable or unenforceable in certain cases that the foregoing forum provisions purport to address, including claims brought under the Securities Act. If this were to occur in any particular lawsuit, we may incur additional costs associated with resolving such lawsuit in other jurisdictions or resolving lawsuits involving similar claims in multiple jurisdictions, all of which could harm our business, results of operations, and financial condition.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 1C. Cybersecurity

Cybersecurity Risk Management and Strategy

Our cybersecurity risk management is integrated in our overall risk management program and is based on recognized cybersecurity industry frameworks and standards, including those from the National Institute of Standards and Technology (NIST), and the International Organization for Standardization (ISO). We use these frameworks, together with information collected from internal assessments, to develop policies and defined procedures for use of our information assets, access to specific intellectual property or technologies, and protection of personal information. We intend to protect these information assets through industry-standard techniques, such as multifactor authentication, malware defenses and zero trust principles. We work with internal stakeholders across the Company to integrate foundational cybersecurity principles throughout our organization's operations, including employment of multiple layers of cybersecurity defenses, restricted access based on business need, and integrity of our business information. Throughout the year, we regularly train our employees on cybersecurity awareness and, confidential information protection. We routinely test our employees using simulated phishing attacks. Risks from cybersecurity threats have not materially affected our company, business strategy, results of operations or financial condition; however, we remain subject to cybersecurity risks in the future. See Item 1A. Risk Factors – "Our systems, networks and business activities and those of third parties that we utilize in our operations are subject to cybersecurity and stability risks, including information technology system failures, and security breaches."

We engage third-party assessors to conduct penetration testing and measure our program to industry standard frameworks. We also have standing engagements with incident response experts and external counsel. Our information technology team led by our Vice President of Information Technology (VP of IT) frequently collaborates with industry experts and cybersecurity practitioners at other companies to exchange information about potential cybersecurity threats, best practices, and industry trends.

Our cybersecurity risk management extends to risks associated with our use of third-party service providers. We routinely conduct risk and compliance assessments of third-party service providers that request access to our information assets. We re-assess our third-party vendors on an ongoing basis.

Our cybersecurity risk management is integrated into our comprehensive business continuity program and enterprise risk management. Our information technology team periodically engages with a cross-functional group of subject matter experts and leaders to assess and refine our cybersecurity risk posture and preparedness.

Governance of Cybersecurity Risk Management

The Board of Directors, as a whole, has oversight responsibility for our strategic and operational risks. The Board of Directors has delegated to the audit committee the responsibility of reviewing and discussing our risk assessment and risk management practices, including cybersecurity risks, with members of management. The audit committee, in turn, regularly reports on its review with the Board of Directors.

Management is responsible for day-to-day implementation of risk management strategies and recommends process improvements. Our VP of IT has primary oversight of material risks from cybersecurity threats. Our VP of IT has more than 25 years of experience across various engineering, business and management roles focused on information technology, including roles at global, public companies, as well as across multiple industries including fintech, research, and high tech. Our VP of IT regularly presents updates to the audit committee regarding Company cybersecurity matters and developing industry trends.

We have retained an outside cybersecurity firm for our managed security services, which reports to our VP of IT. The cybersecurity firm has professionals with more than 20 years of experience working in information technology-related roles and degrees in Information Technology, including cybersecurity, Certified in Risk and Information Systems Control (CRISC), and Global Information Assurance Certifications in Security Essentials (GSEC) as an Intrusion Analyst (GCIA). The cybersecurity firm has extensive experience in supporting firms in applied knowledge of information technology governance and security frameworks that include, for example: ISO 27000, NIST, HITRUST, ISC2, ITIL, and COBIT.

Management assesses our cybersecurity readiness through internal assessment tools as well as third-party control tests, vulnerability assessments, audits and regular evaluation against industry standards. We have governance and compliance structures that are designed to elevate issues relating to cybersecurity to management and the audit committee, such as potential threats or vulnerabilities. We also employ various defensive and continuous monitoring techniques using recognized industry frameworks and cybersecurity standards.

Our VP of IT meets with the audit committee quarterly to review our information technology systems and discuss key cybersecurity risks, and these matters are also presented to the Board of Directors annually. In addition, our chief financial officer reviews with the audit committee, at least annually, our global enterprise risk management program, which includes cybersecurity risks, and is also reported to the Board of Directors.

Item 2. Properties

We lease our 62,000 square foot corporate headquarters, which houses our administrative, sales, marketing and research and development facilities, in San Jose, California. We also lease another office building with approximately 5,336 square feet in Burbank, California to house additional administrative, sales, and marketing personnel. Further, we also lease another facility in the Morrisville, North Carolina with approximately 2,737 square feet. We believe that our existing space is adequate for our current operations and that suitable replacement and additional space, to the extent needed, will be available in the future on commercially reasonable terms.

Item 3. Legal Proceedings

In the normal course of our business, we are involved in legal proceedings. In the past, we have litigated to enforce our patents and other intellectual property rights ("IP"), to enforce the terms of license agreements, to protect trade secrets and to defend ourselves against claims of invalidity. We expect to continue to be involved in similar legal proceedings in the future, including proceedings regarding infringement of our patents and proceedings to ensure proper and full payment of royalties by licensees under the terms of our license agreements.

We cannot predict the outcome of any of the proceedings described below, other than to the extent such proceedings have concluded. An adverse decision in any of these proceedings could significantly harm our business and our consolidated financial position, results of operations, and cash flows.

Patent Infringement Litigation

In the ordinary course of our business, we engage in litigation to protect our IP from infringement. While litigation is never our preference, and we prefer to reach mutually agreeable commercial licensing arrangements with third parties, it is sometimes a necessary step to effectively protect our investment in our IP. As a result of these lawsuits, defendants have often filed Inter Partes Review ("IPR") petitions with the U.S. Patent Office's Patent Trial and Appeal Board (and other similar post-grant proceedings outside of the U.S.) seeking to invalidate one or more of our patents. We are currently engaged in multiple lawsuits with several third parties.

Videotron Patent Infringement Litigation

On May 21, 2021, Adeia Guides Inc. (formerly known as Rovi Guides, Inc.) ("Adeia Guides") filed a patent infringement complaint against Videotron Ltd. ("Videotron") in Toronto, Canada, alleging infringement of four patents (the "Videotron Litigation"). The trial commenced on February 3, 2025. On October 24, 2025, the Federal Court of Canada issued a decision in the case and awarded Adeia Guides a permanent injunction, finding that Videotron's Helix, illico+ and illico video platforms infringe an Adeia Guides patent. The Court also ruled that Videotron's Helix video platform infringes an additional Adeia Guides patent and awarded Adeia Guides damages for both patents. Two other patents asserted in the case were found invalid. On November 24, 2025, Adeia Guides filed a Notice of Appeal with the Federal Court of Appeal of Canada appealing portions of the decision of the Federal Court of Canada. On December 4, 2025, Videotron filed a Notice of Cross-Appeal. No date has been set yet for a hearing on the appeal.

Bell and Telus Patent Infringement Litigation

On July 27, 2021, Adeia Guides and Adeia Media Holdings LLC (formerly known as TiVo LLC) (together, "Adeia Media") filed a patent infringement complaint against Bell Canada and four of its affiliates, Telefonaktiebolaget L M Ericsson, Ericsson Canada Inc., and MK Systems USA Inc. and MK Mediatech Canada Inc. (collectively, "Defendants") in Toronto, Canada, alleging infringement of four patents (the "Bell Litigation"). On September 30, 2022, Defendants filed a motion for bifurcation, asking the Federal Court of Canada to bifurcate the case into two phases: a first phase related to liability and injunction and second phase addressing damages if liability is found. On February 15, 2023, the Court issued an order granting the motion for bifurcation in which the Court bifurcated the liability and injunction phase from the damages quantification phase of the case. The trial commenced on April 28, 2025. Closing arguments were held June 2-4, 2025. There is no set deadline for the Federal Court of Canada to issue a decision.

Shaw Breach of Contract Litigation

On October 2, 2023, Adeia Guides Inc., Adeia Media Solutions Inc., and Adeia Media Holdings LLC (collectively, "Adeia Media") filed a complaint against Shaw Cablesystems G.P. and Shaw Satellite G.P. (together "Shaw") in the United States District Court for the Southern District of New York, alleging breach of contract by Shaw for failure to pay royalties owed to Adeia Media under the license agreement between the parties. On October 8, 2024, Shaw filed a motion to dismiss the complaint. On September 29, 2025, the Court denied Shaw's motion to dismiss Adeia Media Companies' breach of contract claim and granted Shaw's motion to dismiss the declaratory relief claim as duplicative. On October 14, 2025, Shaw filed its answer to the complaint. Discovery is ongoing. The trial date has not been set.

Disney Patent Infringement Litigation

<u>U.S Litigation</u>

On November 7, 2024, Adeia Technologies, Inc., Adeia Guides Inc., and Adeia Media Holdings LLC (collectively "Adeia") filed a complaint against The Walt Disney Company, Disney Media and Entertainment Distribution LLC, Disney DTC LLC, Disney Streaming Services LLC, Disney Entertainment & Sports LLC, Disney Platform Distribution, Inc., BAMTech, LLC, Hulu, LLC, and ESPN, Inc. (collectively, "Disney U.S. Defendants") in the United States District Court for the District of Delaware, alleging infringement of six patents ("U.S. Asserted Patents"). On December 29, 2025, the Court granted the parties' Joint Stipulation and Order of Dismissal, dismissing the case with prejudice.

On October 31, 2025, Disney U.S. Defendants filed three petitions for IPR before the Patent Trial and Appeal Board ("PTAB") of the U.S. Patent and Trademark Office – one petition against each of three of the U.S. Asserted Patents. On November 5, 2025, Disney U.S. Defendants filed two petitions for IPR – one petition against each of two additional U.S. Asserted Patents. On November 7, 2025, Disney U.S. Defendants filed one petition for IPR against the last of the six U.S. Asserted Patents. On December 24, 2025, following the settlement between the parties, Disney U.S. Defendants filed an Unopposed Motion to Dismiss the Proceeding Pre-Institution in each of the six IPRs. The PTAB has terminated all six IPR petitions.

European Litigation

On November 7, 2024, Adeia Solutions LLC filed a complaint against The Walt Disney Company Benelux (B.V.), Disney Interactive Studios, Inc., and The Walt Disney Company Limited (collectively, "Disney Europe Defendants") in the Regional Court of Munich, Germany, alleging infringement of one patent ("German Patent"). On December 23, 2025, Adeia Solutions LLC filed a request to withdraw the complaint following settlement between the parties. The Court has terminated the case.

On June 23, 2025, The Walt Disney Company Benelux (B.V.) filed a nullity action in the German Federal Patent Court, challenging the validity of the German Patent. On December 24, 2025, The Walt Disney Company Benelux (B.V.) filed a brief requesting withdrawal of the nullity action following settlement between the parties. The Court has terminated the case.

On November 7, 2024, Adeia Guides Inc. ("Adeia Guides") filed a complaint against the Disney Europe Defendants in the Unified Patent Court ("UPC") Munich Local Division, Germany, alleging infringement of one patent. On December 23, 2025, Adeia Guides filed a request to withdraw the complaint following settlement between the parties. The Court has terminated the case.
On November 7, 2024, Adeia Guides filed a complaint against the Disney Europe Defendants in the UPC The Hague Local Division, The Netherlands, alleging infringement of one patent. On December 23, 2025, Adeia Guides filed a request to withdraw the complaint following settlement between the parties. The Court has terminated the case.

Brazil Litigation

On November 11, 2024, Adeia Inc. and Adeia Guides Inc. (collectively, "Adeia Brazil Plaintiffs") filed a complaint against The Walt Disney Company (Brasil) LTDA ("Disney Brazil") in Rio de Janeiro State Court, Brazil, ("Trial Court") alleging infringement of four patents (the "Brazil Asserted Patents") and seeking a preliminary injunction against Disney Brazil for infringement of one of the four Brazil Asserted Patents. On December 23, 2025, Adeia Brazil Plaintiffs filed a request to terminate the case following settlement between the parties. The Court has terminated the case.

On January 27, 2025, Disney Brazil filed a patent invalidity lawsuit against Adeia Inc. and Adeia Guides Inc. (collectively, "Adeia Brazil Invalidity Defendants") at the Brazilian Patent and Trademark Office in Rio de Janeiro Federal Court, Brazil, alleging the Brazil Asserted Patents are invalid. On December 23, 2025, Disney Brazil filed a request to terminate the proceeding following settlement between the parties. The Court has yet to rule on the request to terminate the case.

AMD Patent Infringement Litigation

On November 3, 2025, Adeia Semiconductor Bonding Technologies Inc., Adeia Semiconductor Inc., and Adeia Semiconductor Solutions LLC (collectively, "Adeia Semi") filed a patent infringement complaint against Advanced Micro Devices, Inc. ("AMD") in the United States District Court for the Western District of Texas ("WDTX 1 Litigation"), alleging infringement of six patents. On January 8, 2026, AMD filed a Motion to Dismiss the complaint. On January 22, 2026, Adeia Semi filed its opposition to AMD's Motion to Dismiss. On January 29, 2026, AMD filed its reply on the Motion to Dismiss. There is no set deadline for the Court to rule on AMD's Motion to Dismiss. No dates have been set by the Court.

On November 3, 2025, Adeia Semiconductor Bonding Technologies Inc. filed a separate patent infringement complaint against AMD in the United States District Court for the Western District of Texas ("WDTX 2 Litigation"), alleging infringement of four patents. On January 9, 2026, the Court granted AMD's unopposed motion to stay the proceedings pending a final resolution of the ITC Litigation No. 337-TA-1465 (see below).

On November 17, 2025, Adeia Semiconductor Bonding Technologies Inc. filed a patent infringement complaint against Advanced Micro Devices, Inc., Lenovo (United States) Inc., Lenovo Group Limited, Lenovo Information Products (Shenzhen) Co., Ltd., and Super Micro Computer, Inc. in the International Trade Commission ("ITC Litigation"), alleging infringement of the same four patents asserted in the WDTX 2 Litigation. On December 16, 2025, the ITC issued a Notice of Institution of Investigation, assigning the case Investigation No. 337-TA-1465. The evidentiary hearing is set for October 26-30, 2026. The Final Initial Determination shall issue by February 19, 2027. The target date for completion of investigation is set for June 21, 2027.

DIRECTV Litigation

NDCA Declaratory Judgment Action

On December 29, 2025, DIRECTV LLC ("DIRECTV") filed a complaint against Adeia Inc, Adeia Guides Inc., Adeia Media Holdings LLC, Adeia Technologies Inc. and Adeia Media Solutions Inc. (collectively, "Adeia Media") in the United States District Court for the Northern District of California seeking a declaratory judgment of noninfringement of seven Adeia Media patents and a declaratory judgement of invalidity of three different Adeia Media patents ("NDCA DJ Action"). Adeia Media's response to the complaint is due March 13, 2026. No other dates have been set by the Court.

SDNY Breach of Contract and Misappropriation of Trade Secrets Action

On January 12, 2026, Adeia Media filed a complaint against DIRECTV in the United States District Court for the Southern District of New York alleging Breach of Contract and Misappropriation of Trade Secrets Pursuant to The Defend Trade Secrets Act. DIRECTV's response to the complaint is due March 27, 2026. On January 15, 2026, Adeia Media filed a Motion for Preliminary Injunction, requesting that the Court order DIRECTV to withdraw its NDCA DJ Action and cease its misuse of Adeia's confidential information. On February 10, 2026, DIRECTV filed its response to Adeia Media's Motion for Preliminary Injunction . On February 23, 2026, Adeia Media filed its reply to DIRECTV's response. No other dates have been set by the Court.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

On June 2, 2020, Xperi Holding Corporation's common stock, par value $0.001 per share, commenced trading on the Nasdaq Global Select Market ("Nasdaq") under the ticker symbol "XPER". Following the separation of Xperi Holding Corporation's product business, and effective at the open of business on October 3, 2022, Adeia Inc.'s shares of common stock began trading on Nasdaq under the new ticker symbol "ADEA".

As of February 6, 2026, there were 109,052,507 outstanding shares of common stock held by 333 stockholders of record. In addition, a substantially greater number of stockholders may be "street name" or beneficial holders, whose shares are held of record by banks, brokers and other financial institutions.

We have historically returned capital to shareholders through cash dividends and stock repurchases. Future declarations of dividends and the establishment of future record and payment dates are subject to the final determination of our Board of Directors.

Stock Repurchases

In June 2020, our Board of Directors authorized the Plan which was subsequently amended in April 2021 and most recently in October 2024. During the year ended December 31, 2025, we repurchased a total of approximately 1.5 million shares of common stock, at an average price of $13.55 per share for a total cost of $20.0 million. We may continue to execute authorized repurchases from time to time under the Plan.

The following table summarizes repurchases of our common stock during the three months ended December 31, 2025:

(in thousands, except share price)	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of our share repurchase program [1]	Approximate dollar value of shares that may yet be purchased under our share repurchase program [1]
October 1, 2025 – October 31, 2025.....................	—	$ —	—	$ —
November 1, 2025 – November 30, 2025..............	718	$ 13.94	718	$ 159,958
December 1, 2025 – December 31, 2025	—	$ —	—	$ —
Total...	718	$ 13.94	718	$ 159,958

[1] In October 2024, our Board of Directors approved an increase of the existing share repurchase authorization up to a total of $200.0 million. The stock repurchases may be made from time to time, through solicited or unsolicited transactions in the open market, in privately negotiated transactions, or pursuant to a Rule 10b5-1 plan. As of December 31, 2025, the total remaining amount available for repurchase under the Plan was $160.0 million.

Stock Performance Graph

The following graph shows a comparison of total stockholder return for holders of our common stock, the Nasdaq Composite Index, the Russell 2000 Index and the S&P 500 from December 31, 2020 through December 31, 2025. The graph and table assume that $100 was invested on December 31, 2020 in each of our common stock, the Nasdaq Composite Index, the Russell 2000 Index and the S&P 500, and that all dividends were reinvested. The Company's performance through September 30, 2022 has been adjusted to reflect the impact of the separation of the Company's product business, which occurred on October 1, 2022 and is reflected in the table below as a special dividend. This graphic comparison is presented pursuant to Item 201 of Regulation S-K. The comparisons in the graphs below are based on historical data and are not indicative of, nor intended to forecast, future performance of our common stock.


Comparison of Five Year Cumulative Total Return
Assumes Initial Investment of $100
December 2025
200.00
180.00
160.00
140.00
120.00
100.00
80.00
60.00
40.00
20.00
0.00
12/31/2020
12/31/2021
12/30/2022
12/29/2023
12/31/2024
12/31/2025
Adeia Inc.
NASDAQ Composite
Russell 2000 Index
S&P 500

	12/31/2020	12/31/2021	12/30/2022	12/31/2023	12/31/2024	12/31/2025
Adeia Inc.	$100.00	$90.48	$78.37	$102.83	$116.03	$143.17
Nasdaq Composite........	$100.00	$121.39	$81.21	$116.47	$149.83	$180.33
Russell 2000 Index........	$100.00	$113.69	$89.18	$102.64	$112.93	$125.68
S&P 500	$100.00	$126.89	$102.22	$126.99	$156.59	$182.25

This section is not "soliciting material," is not deemed "filed" with the SEC and is not incorporated by reference in any filing of the Company under the Securities Act of 1933 or the Securities Exchange Act of 1934 ("Exchange Act"), whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

Item 6. (Reserved)

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion is intended to promote understanding of the results of operations and financial condition and should be read in conjunction with our consolidated financial statements and notes thereto.

This section of this Form 10-K generally discusses 2025 and 2024 items and year-to-year comparisons of 2025 against 2024. A discussion regarding 2023 items and year-to-year comparisons of 2024 against 2023 can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2024. The following discussion of our financial condition and results of operations should be read together with the audited consolidated financial statements and notes to the consolidated financial statements included elsewhere in this Form 10-K. This discussion contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our industry, business and future financial results. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed under "Risk Factors" in Part I, Item 1A above.

Business Overview

Adeia Inc. (formerly known as Xperi Holding Corporation) ("Adeia", "we") is a leading IP licensing platform in the consumer and entertainment space, with an extensive portfolio of media and semiconductor intellectual property and approximately 13,750 media and semiconductor patent assets worldwide. In order to serve an increasingly connected world, we invent, develop, and license fundamental innovations that enhance billions of devices and shape the way millions of people explore and experience entertainment. Our inventions are key enabling technologies that drive how consumers interact with entertainment and devices at home and on the go around the world. Our foundational technologies help elevate content and improve how audiences connect with it in a way that is more intelligent, immersive and personal. Our innovative solutions help power smart devices, entertainment experiences and more, and have created a unified ecosystem that reaches highly-engaged consumers and uncovered new business opportunities.

Headquartered in Silicon Valley with more than 35 years of operating experience, we have approximately 150 full-time employees, with substantially all of our employees located in the U.S.

Macroeconomic Conditions

Macroeconomic conditions due to inflation, geopolitical instability and global health events have in the past, and may in the future have, an adverse impact on our business. For example, such conditions may cause volatility in the markets we serve, particularly the broad consumer electronics market. Impacts from adverse macroeconomic conditions may negatively impact our financial condition and results of operations, which could result in an impairment of our long-lived assets, including goodwill, and increased credit losses.

Although a significant portion of our revenue is derived from fixed-fee and minimum-guarantee arrangements from large, well-capitalized customers, our per-unit and variable-fee based revenue will continue to be susceptible to global health concerns, outbreaks, pandemics, armed conflict, geopolitical factors, trade regulations and tariffs, market volatility, labor shortages, supply chain disruptions, microchip shortages, changes in demand for semiconductors and market downturns.

Reportable Segments

We operate and report in one segment: IP Licensing. We believe that this structure reflects our current operational and financial management and provides the best structure for us to focus on growth opportunities. Our Chief Executive Officer has been determined to be the Chief Operating Decision Maker ("CODM") in consideration with the authoritative guidance on segment reporting.

We primarily license our innovations to leading companies in the broader media entertainment and semiconductor industries, and those companies developing new technologies that will help drive these industries forward. Licensing arrangements include access to one or more of our foundational patent portfolios and may also include access to some portions of our industry-leading technologies and know-how.

Key Metrics

In evaluating our financial condition and operating performance, we primarily focus on revenue and cash flows from operations. For the year ended December 31, 2025, as compared to the same period in 2024:

- Revenue increased by $67.4 million, or 18%, from $376.0 million in 2024 to $443.4 million in 2025.

- Recurring revenues increased by $9.8 million, or 3% from $341.5 million in 2024 to $351.3 million in 2025.

- Non-recurring revenues increased by $57.4 million, or 166% from $34.6 million in 2024 to $92.0 million in 2025.

- Cash provided by operating activities decreased by $54.4 million, or 26%, from $212.5 million in 2024 to $158.1 million in 2025.

- We made $60.4 million in principal payments, bringing the outstanding balance to $426.7 million as of December 31, 2025.

- We repurchased $20.0 million of our common stock in 2025.

Results of Operations

Revenue

We derive the majority of our revenue from the licensing of our IP rights to customers. For our revenue recognition policy, including descriptions of revenue-generating activities, refer to "Note 4 – *Revenue*" of the Notes to Consolidated Financial Statements. The following table presents our historical operating results for the periods indicated as a percentage of revenue:

| | Years ended December 31, | |
	2025	**2024**
Revenue	100%	100%
Operating expenses:		
Research and development	15	16
Selling, general and administrative	27	27
Amortization expense	13	19
Litigation expense	5	4
Total operating expenses	60	66
Operating income	40	34
Interest expense	(9)	(14)
Other income and expense, net	1	1
Loss on debt extinguishment	—	—
Income before income taxes	32	21
Provision for income taxes	7	4
Net income	25%	17%

The following table sets forth our revenue by year (in thousands, except for percentages):

| | Years Ended December 31, | | 2025 vs. 2024 | |
	2025	**2024**	**Increase**	**% Change**
Revenue	$ 443,386	$ 376,024	$ 67,362	18%

The increase in revenue during the year ended December 31, 2025, as compared to the prior year, was primarily attributable to the execution of a new long-term license agreement with Disney in the fourth quarter of 2025, partially offset by a multi-year license agreement with Amazon in the fourth quarter of 2024. A portion of revenue from both license agreements was recognized up-front in the respective period each agreement was executed.

Recurring revenues for the years ended December 31, 2025 and 2024 were $351.3 million and $341.5 million, respectively. The increase of $9.8 million was driven primarily by the execution of license agreements with new customers in 2024 and 2025, and increased royalty revenue from certain semiconductor customers, which were partially offset by declines in royalty revenue from certain Pay-TV customers.

Non-recurring revenues for the years ended December 31, 2025 and 2024 were $92.0 million and $34.6 million, respectively. The increase of $57.4 million was primarily attributable to the execution a new long-term license agreement with Disney in the fourth quarter of 2025, partially offset by a multi-year license agreement with Amazon in the fourth quarter of 2024. A portion of revenue from both license agreements was recognized up-front in the respective period each agreement was executed.

Research and Development

Research and development ("R&D") costs consist primarily of personnel costs, stock-based compensation, outside engineering consulting expenses associated with new IP development, as well as costs related to patent applications and examinations, reverse engineering, materials, supplies and an allocation of facilities costs. All R&D costs are expensed as incurred. We intend to make a continued investment in our R&D efforts because we believe they are essential to grow our patent portfolios to secure new customers and renew agreements with existing customers.

| | Years Ended December 31, | | 2025 vs. 2024 | |
	2025	**2024**	**Increase**	**% Change**
Research and development	$ 67,519	$ 59,598	$ 7,921	13%

The increase in R&D costs during the year ended December 31, 2025, as compared to the prior year, was primarily due to an increase in patent portfolio expenses, patent technical support expenses, and an increase in personnel related costs.

Selling, General and Administrative

Selling, general and administrative ("SG&A") expenses consist primarily of personnel costs, sales commission, advertising, branding activities, stock-based compensation, professional services, facilities costs, and expenses related to our executive, finance, human resource, legal, and information technology organizations.

| | Years Ended December 31, | | 2025 vs. 2024 | |
	2025	**2024**	**Increase**	**% Change**
Selling, general and administrative...................................	$ 119,534	$ 103,443	$ 16,091	16%

The increase in SG&A expense during the year ended December 31, 2025, as compared to the prior year, was primarily due to increases in personnel related costs and advertising expense, partially offset by decreases in outside services.

Amortization Expense

| | Years Ended December 31, | | 2025 vs. 2024 | |
	2025	**2024**	**Decrease**	**% Change**
Amortization expense	$ 56,621	$ 70,721	$ (14,100)	(20)%

The decrease in amortization expense during the year ended December 31, 2025, as compared to the prior year, was primarily due to certain intangible assets becoming fully amortized during 2024. The decrease was partially offset by the acquisition of patent portfolios and the resulting amortization of those assets.

Litigation Expense

| | Years Ended December 31, | | 2025 vs. 2024 | |
	2025	**2024**	**Increase**	**% Change**
Litigation expense	$ 24,709	$ 13,653	$ 11,056	81%

The increase in litigation expense during the year ended December 31, 2025, as compared to the prior year, was primarily due to increased activity in current litigation matters. See Part I, Item 3. – Legal Proceedings for additional information regarding these matters.

We expect that litigation expense will continue to be a significant portion of our operating expenses, as it is used to enforce and protect our IP and contract rights. Litigation expense may fluctuate between periods because of planned or ongoing litigation, as described in Part I, Item 3 – Legal Proceedings.

Interest Expense

| | Years Ended December 31, | | 2025 vs. 2024 | |
	2025	2024	Decrease	% Change
Interest expense..	$ 40,359	$ 52,539	$ (12,180)	(23)%

The decrease in interest expense during the year ended December 31, 2025, as compared to the prior year, was primarily due to lower debt balances, the reduction of the interest rate margin resulting from the repricing of our Term Loan B during the second quarter of 2024 and the first quarter of 2025, and the effects of the Federal Reserve interest rate cuts during 2024 and 2025.

Other Income and Expense, Net

| | Years Ended December 31, | | 2025 vs. 2024 | |
	2025	2024	Increase	% Change
Other income and expense, net.........................	$ 6,279	$ 5,570	$ 709	13%

The increase in other income and expense, net during the year ended December 31, 2025, as compared to the prior year, was primarily due to an increase in interest income from significant financing components from certain revenue contracts and interest income from our cash, cash equivalents and marketable securities.

Loss on Debt Extinguishment

During the year ended December 31, 2024, we recognized $0.5 million associated with the repricing of our Term Loan B. There were no such costs in 2025. Refer to discussion below for further detail on the repricing of our Term Loan B.

Provision for Income Taxes

| | Years Ended December 31, | | 2025 vs. 2024 | |
	2025	2024	Increase	% Change
Provision for income taxes.................................	$29,848	$16,564	$13,284	80%

For the year ended December 31, 2025, we recorded an income tax expense of $29.8 million on pretax income of $140.9 million, resulting in an effective tax rate of 21.2%. The income tax expense for the year was primarily attributable to tax on current year income, partially offset by foreign tax credits, the foreign-derived intangible income deduction, and releases of uncertain tax positions. The increase in income tax expense for the year ended December 31, 2025, as compared to the prior year, was primarily attributable to higher pretax income.

For the year ended December 31, 2024, we recorded an income tax expense of $16.6 million on pretax income of $81.2 million, resulting in an effective tax rate of 20.4%. The income tax expense for the year was primarily attributable to tax on current year income, foreign withholding taxes, and unrealized foreign exchange losses related to prior year South Korea refund claims, partially offset by releases of uncertain tax positions.

The Korea Supreme Court issued a decision overturning the long-standing territorial sourcing framework for royalty income, under which royalty income was sourced by reference to the place of patent registration, and adopted a new sourcing rule based on where a licensed patent is used. In the fourth quarter of 2025, we were notified by Korea tax authorities that our pending withholding tax refund claims were denied, reducing the likelihood of the recovery of withholding tax receivables in Korea. Given this development, we determined that we could not sufficiently demonstrate eligibility for a refund under the revised sourcing rule. As a result, we concluded that realization of the related income tax receivable was no longer more-likely-than-not and derecognized the asset. The derecognition contributed $1.6 million in income tax expense for the year ended December 31, 2025.

The need for a valuation allowance requires an assessment of both positive and negative evidence when determining whether it is more-likely-than-not that deferred tax assets are recoverable. Such assessment is required on a jurisdiction-by-jurisdiction basis. In making such an assessment, significant weight is given to evidence that can be objectively verified. Given our history of sustained profitability, we concluded that it was more-likely-than-not that we would realize our U.S. federal and certain state deferred tax assets. We continue to maintain a valuation allowance against tax attributes in California and other state tax attributes that can only be utilized against the income of specific legal entities.

Liquidity and Capital Resources

The following table presents selected financial information related to our liquidity and significant sources and uses of cash and cash equivalents as of and for the years ended December 31, 2025 and 2024:

(in thousands)	December 31,	
	2025	2024
Cash and cash equivalents	$ 73,136	$ 78,825
Marketable securities	63,597	31,567
Total cash, cash equivalents and marketable securities	$ 136,733	$ 110,392

	Years Ended December 31,	
	2025	2024
Net cash from operating activities	$ 158,086	$ 212,461
Net cash used in investing activities	$ (40,261)	$ (24,022)
Net cash used in financing activities	$ (123,514)	$ (164,174)

Our primary sources of liquidity and capital resources are our operating cash flows and our short-term investments in marketable securities. Cash, cash equivalents and marketable securities were $136.7 million at December 31, 2025, an increase of $26.3 million from $110.4 million at December 31, 2024. This increase resulted primarily from $158.1 million of cash generated from operations and $2.4 million in proceeds from our employee stock purchase program and exercise of stock options, partially offset by $60.4 million in repayment of long-term debt, $8.8 million in purchases of long-lived assets, $21.8 million in dividends paid, $20.0 million in repurchases of common stock ($1.3 million in repurchases of common stock executed during the year ended December 31, 2024 were settled in January 2025), and $22.5 million in repurchases of common stock for tax withholdings on equity awards.

The primary objectives of our investment activities are to preserve principal and to maintain liquidity, while at the same time capturing a market rate of return. To achieve these objectives, we maintain a diversified portfolio of securities including money market funds and debt securities such as corporate bonds and notes, municipal bonds and notes, commercial paper, treasury and agency notes and bills and certificates of deposit. Our marketable debt securities are classified as available-for-sale ("AFS") with credit losses recognized as a credit loss expense and non-credit related unrealized gains and losses, net of tax, recorded in accumulated other comprehensive income or loss.

We expect to continue to make additional payments on our existing debt from cash generated from operations. Our material cash requirements include the following contractual and other obligations:

Debt

As of December 31, 2025, we had outstanding long-term debt in an aggregate principal amount of $426.7 million, with a minimum of $24.4 million payable within the next 12 months. Based on achieving certain leverage ratios and as a result of voluntary prepayments, we were not required to make excess cash flow payments as pursuant to the agreement for either of the years ended December 31, 2024 and 2025.

Future interest payments associated with the debt, based on current interest rates, total $63.4 million, with $27.2 million payable within 12 months. The interest payments may vary with changes in interest rates, as well as due to reductions of the principal amount. Refer to "Note 10 – *Debt*" of the Notes to Consolidated Financial Statements for additional information on debt obligations and maturities.

Leases

We have lease arrangements for office and research facilities, data centers and office equipment. As of December 31, 2025, fixed lease payment obligations amounted to $9.3 million, with $0.7 million payable within 12 months. Refer to "Note 8 – *Leases*" of the Notes to Consolidated Financial Statements for additional information on lease obligations and maturities.

Guarantee

Prior to the Separation, we and a subsidiary of Xperi Inc. ("Xperi Sub") entered into an agreement (the "Specified Agreement") with a third party pursuant to which we guarantee the performance of Xperi Sub under the Specified Agreement, including its payment obligations to such third party. In connection with the Separation, we and Xperi Sub entered into a separate cross business agreement (the "Cross Business Agreement") effective as of October 1, 2022 under which we agreed to make guarantee payments to Xperi Sub in amounts based on certain of its operating expenses and other minimum performance obligations under the Specified Agreement through 2031. Consequently, on October 1, 2022, we recognized a guarantee liability of $19.7 million, which represents the fair value of Adeia Media's projected payments of such operating expenses during the term of the Cross Business Agreement. Subsequent changes to the carrying value of the guarantee are recognized as part of our results of operations. As of December 31, 2025, the balance of the guarantee liability is $16.3 million, including a current portion of $0.8 million. Operating expense reimbursements are capped at a maximum of $7.5 million per annum. To date, such reimbursements have not been material.

Other Purchase Obligations

Our other purchase obligations primarily consist of non-cancelable obligations related to advertising, engineering services and internet and telecommunications services. As of December 31, 2025, we had purchase obligations of $7.5 million, including $3.2 million due in 2026, $2.4 million due in 2027, and $1.9 million due thereafter. These purchase obligations represent commitments under enforceable and legally binding agreements and do not represent the entire anticipated purchases in the future. Refer to "Note 15 – *Commitments and Contingencies*" of the Notes to Consolidated Financial Statements for additional detail.

Income Tax Payable

As of December 31, 2025, we had accrued $7.3 million of unrecognized tax benefits in long-term income taxes payable related to uncertain tax positions, which include an immaterial amount of accrued interest and penalties. At this time, we are unable to reasonably estimate the timing of the long-term payments or the amount by which the liability will increase or decrease over time.

In addition to the cash requirements outlined above, we have returned cash to stockholders through both quarterly dividend payments and repurchases of our common stock under our stock repurchase plan, as further described below:

Quarterly Dividends

In 2025 and 2024, we paid quarterly dividends of $0.05 per share in each of the March, June, September and December quarterly periods. Our capacity to pay dividends in the future depends on many factors, including our financial condition, results of operations, capital requirements, capital structure, industry practice and other business conditions that the Board of Directors considers relevant. We anticipate that any quarterly dividends if and when paid, will be paid out of cash, cash equivalents and short-term investments in marketable securities.

Stock Repurchase Plan

In October 2024, our Board of Directors approved an increase to the existing share repurchase authorization up to a total of $200.0 million. The stock repurchases may be made from time to time, through solicited or unsolicited transactions in the open market, in privately negotiated transactions, or pursuant to a Rule 10b5-1 plan. During the year ended December 31, 2025, we repurchased a total of approximately 1.5 million shares of common stock, at an average price of $13.55 per share for a total cost of $20.0 million. During the year ended December 31, 2024, we repurchased a total of approximately 1.4 million shares of common stock, at an average price of $13.95 per share for a total cost of $20.0 million. As of December 31, 2025, the total remaining amount available for repurchase under this plan was $160.0 million.

We may continue to execute authorized repurchases from time to time under our existing stock repurchase plan. The amount and timing of any repurchases under the stock repurchase plan depend on a number of factors, including, but not limited to, the trading price, volume and availability of our common shares. There is no guarantee that such repurchases under the stock repurchase plan will enhance the value of our common stock.

We believe that based on current levels of operations and anticipated growth, our cash from operations, together with cash and cash equivalents currently available, will be sufficient to satisfy our currently anticipated cash requirements through at least the next 12 months and thereafter for the foreseeable future. Poor financial results, unanticipated expenses, unanticipated acquisitions of technologies or businesses, or unanticipated strategic investments could give rise to additional financing requirements sooner than we expect. There can be no assurance that equity or debt financing will be available when needed or, if available, that such financing will be on terms satisfactory to us. The sale of additional equity securities could result in dilution to our stockholders. The incurrence of indebtedness could result in increased debt service obligations and may include covenants that would restrict our operations.

Cash Flows from Operating Activities

Cash flows provided by operations were $158.1 million for the year ended December 31, 2025, primarily due to our net income of $111.1 million being adjusted for non-cash items of amortization of intangible assets of $56.6 million, stock-based compensation expense of $34.7 million, amortization of debt issuance costs of $3.4 million, depreciation of $2.0 million, and change in deferred income tax and other of $33.7 million, partially offset by $(82.8) million net change in operating assets and liabilities.

Cash flows provided by operations were $212.5 million for the year ended December 31, 2024, primarily due to our net income of $64.6 million being adjusted for non-cash items of amortization of intangible assets of $70.7 million, stock-based compensation expense of $26.6 million, amortization of debt issuance costs of $3.5 million, depreciation of $2.1 million, partially offset by the change in deferred income tax of $(7.1) million, and $53.2 million net change in operating assets and liabilities.

Cash Flows from Investing Activities

Net cash used in investing activities was $40.3 million for the year ended December 31, 2025, primarily related to purchases of short-term investments in marketable securities of $57.3 million, and purchases of long-lived assets of $8.8 million, partially offset by maturities of marketable securities of $24.3 million and proceeds from sales of short-term investments of $1.5 million.

Net cash used in investing activities was $24.0 million for the year ended December 31, 2024, primarily related to purchases of short-term investments in marketable securities of $33.2 million, and purchases of long-lived assets of $22.3 million, partially offset by maturities of marketable securities of $31.5 million.

Capital Expenditures

Our capital expenditures for property and equipment consist primarily of leasehold improvements, purchases of computer hardware and software, information systems, and production and test equipment. During each of the years ended December 31, 2025 and 2024, we spent $1.8 million on capital expenditures. Our capital expenditures for intangible assets consists primarily of acquired patents. During the years ended December 31, 2025 and 2024, we spent $7.0 million and $20.5 million on purchases of intangible assets, respectively. There can be no assurance that current expectations will be realized, and plans are subject to change upon further review of our capital expenditure needs.

Cash Flows from Financing Activities

Net cash used in financing activities was $123.5 million for the year ended December 31, 2025 principally due to $60.4 million in repayment of indebtedness, $21.8 million in dividends paid, $20.0 million in repurchases of common stock ($1.3 million in repurchases of common stock were pending settlement as of December 31, 2024), and $22.5 million in repurchases of common stock for tax withholdings on equity awards, partially offset by $2.4 million in proceeds from our employee stock purchase program and exercise of stock options.

Net cash used in financing activities was $164.2 million for the year ended December 31, 2024 principally due to $114.2 million in repayment of indebtedness, $21.8 million in dividends paid, $20.0 million in repurchases of common stock ($1.3 million in repurchases of common stock were pending settlement as of December 31, 2024), and $12.8 million in repurchases of common stock for tax withholdings on equity awards, partially offset by $3.2 million in proceeds from our employee stock purchase program and exercise of stock options.

Long-term Debt

The 2020 Credit Agreement dated June 1, 2020 (the "2020 Credit Agreement"), provides for a senior secured term loan B facility (the "Term Loan B") with maturity on June 8, 2028.

On May 20 2024, we entered into Amendment No. 3 ("Amendment No. 3") to the 2020 Credit Agreement, which provided for a repricing of the entire outstanding aggregate principal amount of $561.1 million. Amendment No. 3 also reduced interest margins (50 basis points) from SOFR plus a margin of 3.50% to SOFR plus a margin of 3.00% per annum or base rate plus a margin of 2.00% per annum. In addition, Amendment No. 3 lowered the excess cash flow mandatory payment thresholds and credit spread adjustment provision.

On January 30, 2025, we entered into Amendment No. 4 ("Amendment No. 4") to the 2020 Credit Agreement, which provided for a repricing of the entire outstanding aggregate principal amount of $487.1 million. Amendment No. 4 further reduced the interest margins (50 basis points) to SOFR plus a margin of 2.50% per annum or base rate plus a margin of 1.50% per annum.

The obligations under the 2020 Credit Agreement, as amended, continue to be guaranteed by our wholly-owned material domestic subsidiaries (collectively, the "Guarantors") and continue to be secured by a lien on substantially all our assets and those of the Guarantors.

As of December 31, 2025, $426.7 million was outstanding under the term loan B facility. In addition, we had $8.3 million of unamortized debt discount and issuance costs recorded as a reduction from the carrying amount of the debt. The interest rate on the Term Loan B, including the amortization of debt discount and issuance costs, was 7.3% and interest is payable monthly.

Under the existing loan agreement, we have future minimum principal payments for our debt of $24.4 million each year from 2026 through 2027, with the remaining principal balance of $378.0 million will be due June 8, 2028. The 2020 Credit Agreement, as amended, also requires that we continue to make cash payments on an annual basis based on certain leverage ratios and excess cash flow generated for the immediately preceding fiscal year. The cash payments are applied to the remaining principal balance due at final maturity. Based on certain leverage ratios and the voluntary prepayments the Company made during the year ended December 31, 2024, no excess cash flow payments were required for the years ended December 31, 2025 and 2024. The term loan B facility contains customary covenants, and as of December 31, 2025, we were in full compliance with such covenants.

Critical Accounting Policies and Estimates

Management's discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements. These financial statements have been prepared in conformity with generally accepted accounting principles ("GAAP") in the United States which requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses and related disclosure of contingent assets and liabilities. By their nature, these estimates and judgments are subject to an inherent degree of uncertainty. We evaluate our estimates based on our historical experience and various other assumptions that are believed to be reasonable under the circumstances. These estimates relate to revenue recognition, the assessment of recoverability of goodwill and intangible assets, business combinations, recognition and measurement of deferred income tax assets and liabilities, the assessment of unrecognized tax benefits and others. Actual results could differ from those estimates, and material effects on our operating results and financial position may result.

We believe the following accounting policies and estimates are most critical to understanding our consolidated financial statements. See "Note 2 – *Summary of Significant Accounting Policies*" and "Note 4 – *Revenue*" of the Notes to Consolidated Financial Statements for a full description of our accounting policies.

Revenue recognition

We derive the majority of our revenue from the licensing of our IP rights to customers. Revenue is recognized when control of the IP rights is transferred to a customer in an amount that reflects the consideration that we expect to be entitled to in exchange for the licensing of our IP. The primary judgments include identifying the performance obligations in the contract, determining standalone selling price used to allocate consideration in a contract with multiple performance obligations, estimating the fair value of noncash consideration, estimating variable consideration relating to potential future price adjustments as a result of legal contract disputes, and estimating quarterly royalties prior to receiving the royalty reports from the licensee.

At times, we enter into contracts with customers that include releases from past patent infringement claims and a prospective license. In these contracts, we allocate the transaction price between releases for past patent infringement claims and prospective licenses based on their relative standalone selling prices. Determining standalone selling price requires significant management judgment. In determining the standalone selling price of each performance obligation, we consider such factors as the customer's revenues, the number of past and projected future subscribers, units shipped, and units manufactured, as well as the per-subscriber or per-unit licensing rates we generally receive from licensees of comparable sizes in comparable markets and geographies. As a release from past patent infringement claims is generally satisfied at execution of the contract, the transaction price allocated to the release from past patent infringement claims is generally recognized in the period the contract is executed. Transaction price allocated to prospective Media IP licenses is recognized ratably over the license term, and transaction price allocated to prospective Semiconductor IP licenses is generally recognized upon execution of the contract.

At times, we enter into contracts with customers that include noncash consideration in the form of patents. During 2025, 2024 and 2023, revenue recognized from noncash consideration represented 5.8%, 0.6% and 0.2%, respectively, of our total revenue. Determining the fair value of patents is performed at contract inception using one of, or a combination of, an analysis of comparable market transactions (the market approach), and/or an analysis of the costs that would be required to develop and maintain a comparable set of patents (the cost approach). Each methodology involves the use of significant judgments and assumptions, including which market transactions are most comparable to the specific transaction and the identification of relevant costs incurred by comparable companies to develop and maintain a comparable set of patents. Changes in these assumptions could have a substantial impact on the fair value assigned to the patents for accounting purposes. These inputs and assumptions represent management's best estimates at the time of the transaction.

When the uncertainty associated with variable consideration relates to potential future price adjustments as a result of a legal contract dispute, we estimate variable consideration using the expected value method or the most likely amount method, whichever is more appropriate in the circumstances, and consider all available information, including historical data and experience. Estimating variable consideration related to potential future price adjustments requires significant management judgment in evaluating the possible outcomes.

We generally recognize royalty revenue from per-unit or per-subscriber licenses based on units shipped or manufactured or number of subscribers. Revenue is recognized in the period in which the customer's sales or usage are estimated to have occurred. This may result in an adjustment to revenue when actual sales or usage are subsequently reported by the customer, generally in the month or quarter following sales or usage. Estimating a customer's quarterly royalties prior to receiving the royalty reports requires us to make significant assumptions and judgments related to forecasted trends and growth rates used to estimate sales or usage, which could have a material impact on the amount of revenue we report on a quarterly basis.

Accounting for income taxes

We must make certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments are used in the calculation of tax credits, tax benefits and deductions and in the calculation of tax assets and liabilities. Significant changes to these estimates may result in an increase or decrease to our tax provision in a subsequent period.

We must assess the likelihood that we will be able to realize our deferred tax assets. If realizability is not likely on a more-likely-than-not basis, we must increase our provision for income taxes by recording a valuation allowance against our deferred tax assets. We considered the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Should there be a change in our ability to recover our deferred tax assets, our provision for income taxes would fluctuate in the period of the change.

We account for uncertain tax positions in accordance with authoritative guidance related to income taxes. The calculation of our unrecognized tax benefits involves dealing with uncertainties in the application of complex tax regulations. As such, we are required to make many subjective assumptions and judgments regarding our income tax exposures. We record unrecognized tax benefits for anticipated tax audit issues in the U.S. and other tax jurisdictions based on our estimate of whether, and the extent to which, additional tax liabilities are more-likely-than-not, assuming the tax authorities have full knowledge of all relevant information. If we ultimately determine that the tax liabilities are unnecessary, we reverse the liabilities and recognize a tax benefit during the period in which it occurs. This may occur for a variety of reasons, such as the expiration of the statute of limitations on a particular tax return or the completion of an examination by the relevant tax authority. We record an additional charge in our provision for taxes in the period in which we determine that the recorded unrecognized tax benefits are less than the expected ultimate settlement.

Our policy is to classify accrued interest and penalties related to the accrued liability for unrecognized tax benefits in the provision for income taxes. For the years ended December 31, 2025 and 2024, respectively, we did not recognize any significant interest or penalties. See "Note 14 – *Income Taxes*" of the Notes to Consolidated Financial Statements for additional detail.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The primary objectives of our investment activities are to preserve principal and maintain liquidity, while at the same time capturing a market rate of return. To achieve these objectives, we maintain our portfolio of cash, cash equivalents and investments in a variety of securities, which are subject to risks including:

Interest Rate Risk

As of December 31, 2025, we had $426.7 million of outstanding indebtedness that was subject to floating interest rates. Changes in economic conditions outside of our control could result in higher interest rates, thereby increasing our interest expense and reducing the funds available for capital investment, operations or other purposes. At December 31, 2025, a 1% increase in the effective interest rate on our outstanding debt throughout a one-year period would result in an annual increase in our interest expense of approximately $4.2 million. Any significant increase in our interest expense could negatively impact our results of operations and cash flows and also our ability to pay dividends in the future. If the U.S. Federal Reserve raises its benchmark interest rate, any increases would likely impact the borrowing rate on our outstanding indebtedness, and increase our interest expense, comparably.

Investment Risk

We are exposed to market risk as it relates to changes in the market value of our investments in addition to the liquidity and credit-worthiness of the underlying issuers of our investments. Our investments are subject to fluctuations in fair value due to the volatility of the credit markets and prevailing interest rates for such securities. Our marketable debt securities, consisting primarily of municipal bonds and notes, corporate bonds and notes, commercial paper, treasury and agency notes and bills and certificates of deposit, are classified as available-for-sale securities. As of December 31, 2025, the fair value of our investments classified as marketable securities was $63.8 million. Unrealized losses, net of tax, on these investments were not material as of December 31, 2025. We did not hold any derivatives, derivative commodity instruments or other similar financial instruments in our portfolio as of December 31, 2025.

Bank Liquidity Risk

As of December 31, 2025, we have approximately $72.9 million of cash in operating accounts that are held with both domestic and international financial institutions, the majority of which is held with high quality domestic financial institutions. These cash balances could be lost or become inaccessible if the underlying financial institutions fail or if they are unable to meet the liquidity requirements of their depositors and they are not supported by the government of the jurisdiction where such cash is held. We have not incurred any losses and have had full access to our operating accounts to date. We believe any failures of domestic and international financial institutions could impact our ability to fund our operations in the short term.

Exchange Rate Risk

Our international business is subject to risks, including, but not limited to, differing economic conditions, changes in political climate, differing tax structures, other regulations and restrictions and foreign exchange rate volatility when compared to the U.S. dollar. Accordingly, our future results could be materially impacted by changes in these or other factors.

We are also affected by exchange rate fluctuations as the financial statements of our foreign subsidiaries are translated into U.S. dollars in consolidation. As exchange rates vary, these results, when translated, may vary from expectations and could adversely or positively impact overall profitability. During 2025, the impact of foreign exchange rate fluctuations related to translation of our foreign subsidiaries' financial statements was immaterial to our Consolidated Financial Statements.

Item 8. Financial Statements and Supplementary Data

Our Consolidated Balance Sheets as of December 31, 2025 and 2024, and the related Consolidated Statements of Income, Equity, Comprehensive Income and Cash Flows for each of the years in the three-year period ended December 31, 2025 are set forth in this Annual Report at Item 15(a)(1).

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

Attached as exhibits to this Form 10-K are certifications of Adeia Inc.'s Chief Executive Officer and Chief Financial Officer, which are required in accordance with Rules 13a-15(e) and 15d-15(e) of the Exchange Act. This "Controls and Procedures" section includes information concerning the controls and controls evaluation referred to in the certifications and should be read in conjunction with the certifications for a more complete understanding of the topics presented.

Evaluation of Disclosure Controls and Procedures

Adeia Inc. maintains disclosure controls and procedures that are designed to ensure information required to be disclosed in our reports filed or submitted pursuant to the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of the end of the period covered by this report. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded as of December 31, 2025 that our disclosure controls and procedures were effective to provide reasonable assurance that the information relating to Adeia Inc., including our consolidated subsidiaries, required to be disclosed in our reports that are filed or submitted under the Exchange Act (i) is recorded, processed, summarized and reported within the time periods specified in SEC's rules and forms, and (ii) is accumulated and communicated to Adeia Inc.'s management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for Adeia Inc. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Adeia Inc.'s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Adeia Inc.; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of Adeia Inc. are being made only in accordance with authorizations of management and directors of Adeia Inc.; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Adeia Inc.'s assets that could have a material effect on the financial statements.

Adeia Inc.'s management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025, utilizing the criteria described in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment by Adeia Inc.'s management, we determined that Adeia Inc.'s internal control over financial reporting was effective as of December 31, 2025. The effectiveness of Adeia Inc.'s internal control over financial reporting as of December 31, 2025 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears on page 46 of this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

During the quarterly period ended December 31, 2025, there were no changes to our internal control over financial reporting, as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Our management, including our Chief Executive Officer and our Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of internal control will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of the controls must be considered relative to their costs. While our disclosure controls and procedures and internal control over financial reporting are designed to provide reasonable assurance of their effectiveness, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, will be detected. These inherent limitations include the realities that judgments in decision making can be faulty and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the controls. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Item 9B. Other Information

    (a)   There is no information that was required to be disclosed in a report on Form 8-K during the fourth quarter of 2025 but was not reported.

    (b)   In the quarter ended December 31, 2025, none of our directors or officers (as defined in Rule 16a-1(f) of the Exchange Act) adopted or terminated a plan for the purchase or sale of our securities intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or a non-Rule 10b5-1 trading arrangement for the purchase or sale of our securities, within the meaning of Item 408 of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this Item 10 is hereby incorporated by reference from the information under the captions "Executive Officers," "Election of Directors," "Board and Committees of the Board; Director Independence" and "Delinquent Section 16(a) Reports" that will be contained in the Proxy Statement for our 2026 Annual Meeting of Stockholders (the "Proxy Statement").

We have adopted a written code of business conduct and ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons serving similar functions. The text of our code of business conduct and ethics has been posted on our website at http://www.adeia.com.

Insider Trading Policies and Procedures

We have adopted an Insider Trading policy and procedures governing the purchase, sale and/or other disposition of our securities by directors, officers and employees, or Adeia itself, that we believe are reasonably designed to promote compliance with insider trading laws, rules and regulations and any listing standards applicable to the Company. A copy of our Insider Trading policy is filed with this Annual Report on Form 10-K as Exhibit 19.1.

Item 11. Executive Compensation

The information required by this Item 11 is incorporated by reference from the information under the captions "Election of Directors," "Compensation Discussion and Analysis," "Compensation of Named Executive Officers" and "Report of the Compensation Committee" that will be contained in the Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item 12 is incorporated by reference from the information under the captions "Equity Compensation Plan Information" and "Security Ownership of Certain Beneficial Owners and Management" that will be contained in the Proxy Statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item 13 is incorporated by reference from the information under the captions "Certain Relationships and Related Transactions" and "Election of Directors" that will be contained in the Proxy Statement.

Item 14. Principal Accountant Fees and Services

The information required by this Item 14 is incorporated by reference from the information under the caption "Ratification of Appointment of Independent Registered Public Accounting Firm" that will be contained in the Proxy Statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules

     (a) Documents filed as part of this report:

	Page Number
(1) *Financial Statements*	
Report of Independent Registered Public Accounting Firm	46
Consolidated Statements of Income	49
Consolidated Statements of Comprehensive Income	50
Consolidated Balance Sheets	51
Consolidated Statements of Cash Flows	52
Consolidated Statements of Equity	53
Notes to Consolidated Financial Statements	54
(2) *Financial Statement Schedule*	
Schedule II: Valuation and Qualifying Accounts for Fiscal Years Ended December 31, 2025, 2024 and 2023	83

(3) *Exhibits*

    The exhibits listed on the Exhibit Index preceding the signature page to this Annual Report are filed as part of this Annual Report.

Auditor Firm Id: 238 Auditor Name: PricewaterhouseCoopers LLP Auditor Location: San Jose, California, USA

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Adeia Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Adeia Inc. and its subsidiaries (the "Company") as of December 31, 2025 and 2024, and the related consolidated statements of income, of comprehensive income, of equity and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes and financial statement schedule listed in the index appearing under Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue Recognition – Determination of Standalone Selling Price of Performance Obligations in a Certain Long-Term License Contract

As described in Note 4 to the consolidated financial statements, at times, the Company enters into long-term license contracts with more than one performance obligation, which may include releases from past patent infringement claims or one or more prospective licenses. In these arrangements, management allocates the transaction price between releases for past patent infringement claims and prospective licenses based on their relative standalone selling prices. Determination of standalone selling price requires significant management judgment. In determining the standalone selling price of each performance obligation, management considers such factors as the customer's revenues, the number of past and projected future subscribers, units shipped, and units manufactured, as well as the per-subscriber or per-unit licensing rates the Company generally receives from licensees of comparable sizes in comparable markets and geographies. The Company recorded total revenue of $443 million for the year ended December 31, 2025, of which a portion relates to a certain long-term license contract with multiple performance obligations.

The principal considerations for our determination that performing procedures relating to the determination of standalone selling price of performance obligations in a certain long-term license contract is a critical audit matter are (i) the significant judgment by management when determining the standalone selling price of the performance obligations and (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management's determination of standalone selling price.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the licensing revenue recognition process, including controls over the determination of standalone selling price of performance obligations in certain long-term license contracts. These procedures also included, among others, (i) reading the executed contract to understand the terms and conditions, (ii) evaluating management's identification of the performance obligations, (iii) testing management's process for determining the value of standalone selling prices of identified performance obligations, (iv) evaluating the appropriateness of the overall methodology used by management to develop the standalone selling price, and (v) evaluating, as applicable, the reasonableness of the factors used in management's determination of standalone selling price. Evaluating the reasonableness of the factors used by management included, as applicable, assessing whether they were consistent with (i) the Company's relevant historical transactions, (ii) external market data, and (iii) other information obtained in the audit. Testing the determination of standalone selling price also involved testing the completeness and accuracy of the data utilized by management.

Valuation of Noncash Consideration Received in a Certain Contract with a Customer

As described in Notes 4 and 7 to the consolidated financial statements, in certain contracts with customers, the Company receives noncash consideration in the form of patents, and the fair value of those assets is included in the transaction price for revenue recognition purposes. For noncash consideration received in the year ended December 31, 2025, management determined the fair value at contract inception using an analysis of comparable market transactions (the market approach). Estimating the fair value of the patents requires significant judgments and assumptions, including the selection and weighting of comparable market transactions. As disclosed by management, revenue recognized from noncash consideration represented 5.8% of total revenue recognized of $443 million for the year ended December 31, 2025, of which a significant portion of the revenue recognized from noncash consideration received related to a certain contract with a customer.

The principal considerations for our determination that performing procedures relating to the valuation of noncash consideration received in a certain contract with a customer is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of the noncash consideration; (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management's significant assumptions used in the market approach related to the selection and weighting of comparable market transactions; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the licensing revenue recognition process, including controls over the valuation of noncash consideration received from customers. These procedures also included, among others (i) reading the executed contract to understand the terms and conditions, (ii) testing management's process for developing the fair value estimate of the noncash consideration; (iii) evaluating the appropriateness of the market approach used by management; (iv) testing the completeness and accuracy of underlying data used in the market approach; and (v) evaluating the reasonableness of the significant assumptions used by management related to the selection and weighting of comparable market transactions. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the market approach and (ii) the reasonableness of the selection and weighting of comparable market transaction assumptions.

/s/ PricewaterhouseCoopers LLP
San Jose, California
February 26, 2026

We have served as the Company's auditor since 1999.

ADEIA INC.
CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share amounts)

	Years Ended December 31,					
	2025		**2024**		**2023**	
Revenue	$	443,386	$	376,024	$	388,788
Operating expenses:						
Research and development		67,519		59,598		54,264
Selling, general and administrative		119,534		103,443		95,226
Amortization expense		56,621		70,721		93,735
Litigation expense		24,709		13,653		9,333
Total operating expenses		268,383		247,415		252,558
Operating income		175,003		128,609		136,230
Interest expense		(40,359)		(52,539)		(62,574)
Other income and expense, net		6,279		5,570		6,320
Loss on debt extinguishment		—		(453)		—
Income before income taxes		140,923		81,187		79,976
Provision for income taxes		29,848		16,564		12,604
Net income	$	111,075	$	64,623	$	67,372
Income per share:						
Basic	$	1.02	$	0.59	$	0.63
Diluted	$	0.99	$	0.57	$	0.60
Weighted average number of shares used in per share calculations						
Basic		108,845		108,647		106,554
Diluted		112,747		113,061		112,849

The accompanying notes are an integral part of these consolidated financial statements.

ADEIA INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

	Years Ended December 31,		
	2025	**2024**	**2023**
Net income	$ 111,075	$ 64,623	$ 67,372
Other comprehensive income, net of tax:			
Change in foreign currency translation adjustment	—	—	9
Net unrealized gains on marketable securities	61	7	34
Other comprehensive income, net of tax	61	7	43
Total comprehensive income	$ 111,136	$ 64,630	$ 67,415

The accompanying notes are an integral part of these consolidated financial statements.

ADEIA INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except for par value)

	December 31,	
	2025	2024
ASSETS		
Current assets:		
Cash and cash equivalents	$ 73,136	$ 78,825
Marketable securities	63,597	31,567
Total cash, cash equivalents, and marketable securities	136,733	110,392
Accounts receivable, net of allowance for credit losses of $713 and $713, respectively	28,631	34,145
Unbilled contracts receivable	129,829	104,047
Other current assets	8,765	9,792
Total current assets	303,958	258,376
Long-term unbilled contracts receivable	49,499	62,767
Property and equipment, net	6,113	6,278
Operating lease right-of-use assets	8,177	9,322
Intangible assets, net	303,456	301,177
Goodwill	313,660	313,660
Long-term income tax receivable	—	112,441
Other long-term assets	54,440	33,940
Total assets	$ 1,039,303	$ 1,097,961
LIABILITIES AND EQUITY		
Current liabilities:		
Accounts payable	$ 4,827	$ 8,045
Accrued liabilities	34,250	24,517
Current portion of long-term debt, net	20,975	21,021
Deferred revenue	19,726	19,523
Total current liabilities	79,778	73,106
Deferred revenue, less current portion	49,975	64,555
Long-term debt, net	397,479	454,435
Noncurrent operating lease liabilities	8,734	9,480
Long-term income tax payable	7,273	84,585
Other long-term liabilities	15,523	15,229
Total liabilities	558,762	701,390
Commitments and contingencies (Note 15)		
Stockholders' equity:		
Preferred stock: $0.001 par value; authorized (2025: 15,000 shares; 2024: 15,000 shares) and no shares issued and outstanding	—	—
Common stock: $0.001 par value; (2025: authorized 350,000 shares, issued 127,923 shares, outstanding 108,999 shares; 2024: authorized 350,000 shares, issued 123,952 shares, outstanding 108,072 shares)	128	125
Additional paid-in capital	685,992	648,914
Treasury stock at cost (2025: 18,924 shares; 2024: 15,880 shares)	(297,778)	(255,301)
Accumulated other comprehensive income (loss)	60	(1)
Retained earnings	92,139	2,834
Total stockholders' equity	480,541	396,571
Total liabilities and equity	$ 1,039,303	$ 1,097,961

The accompanying notes are an integral part of these consolidated financial statements.

ADEIA INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years Ended December 31,		
	2025	2024	2023
Cash flows from operating activities:			
Net income	$ 111,075	$ 64,623	$ 67,372
Adjustments to reconcile net income to net cash from operating activities:			
Depreciation of property and equipment	1,960	2,058	1,539
Amortization of intangible assets	56,621	70,721	93,735
Stock-based compensation expense	34,674	26,641	18,057
Deferred income tax and other	33,678	(7,141)	11,392
Loss on debt extinguishment	—	453	—
Amortization of debt issuance costs	3,353	3,475	4,302
Other	(462)	(1,573)	(252)
Changes in operating assets and liabilities:			
Accounts receivable	5,516	6,256	18,268
Unbilled contracts receivable	(65,214)	(18,052)	(34,303)
Other assets	(5,505)	7,414	(4,502)
Accounts payable	(2,457)	(372)	(894)
Accrued and other liabilities	(776)	3,684	(14,604)
Deferred revenue	(14,377)	54,274	(7,355)
Net cash provided by operating activities	158,086	212,461	152,755
Cash flows from investing activities:			
Purchases of property and equipment	(1,806)	(1,821)	(3,812)
Purchases of intangible assets	(6,950)	(20,476)	(2,531)
Purchases of short-term investments	(57,301)	(33,175)	(42,845)
Proceeds from sales of investments	1,496	—	—
Proceeds from maturities of investments	24,300	31,450	14,700
Net cash used in investing activities	(40,261)	(24,022)	(34,488)
Cash flows from financing activities:			
Payments of dividends	(21,770)	(21,767)	(21,339)
Principal payments on debt agreements	(60,356)	(114,167)	(148,000)
Proceeds from employee stock purchase program and exercise of stock options	2,404	3,247	2,351
Repurchases of common stock for tax withholdings on equity awards	(22,457)	(12,781)	(11,274)
Repurchases of common stock	(21,335)	(18,706)	—
Net cash used in financing activities	(123,514)	(164,174)	(178,262)
Net increase (decrease) in cash and cash equivalents	(5,689)	24,265	(59,995)
Cash and cash equivalents at beginning of period	78,825	54,560	114,555
Cash and cash equivalents at end of period	$ 73,136	$ 78,825	$ 54,560
Supplemental disclosure of cash flow information:			
Interest paid	$ 33,190	$ 46,771	$ 57,760
Income taxes paid, net of refunds	$ 15,030	$ 12,494	$ 10,318
Long-lived assets received in lieu of cash	$ 52,700	$ 5,000	$ 4,400
Unpaid purchases of long-lived assets at the end of the period	$ 4	$ 765	$ 1,971

The accompanying notes are an integral part of these consolidated financial statements.

ADEIA INC.
CONSOLIDATED STATEMENTS OF EQUITY
(in thousands)

	Total Company Stockholders' Equity							
	Common Stock		Additional Paid-In Capital	Treasury Stock		Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Total Equity
	Shares	Amount		Shares	Amount			
Balance at December 31, 2022	105,167	$ 117	$ 636,266	12,225	$ (211,223)	$ (51)	$ (123,697)	$ 301,412
Net income	—	—	—	—	—	—	67,372	67,372
Other comprehensive income, net of tax	—	—	—	—	—	43	—	43
Cash dividends paid on common stock ($0.20 per share)	—	—	(21,339)	—	—	—		(21,339)
Issuance of common stock in connection with exercise of stock options	81	—	880	—	—	—	—	880
Issuance of common stock in connection with employee stock purchase plan	182	—	1,467	—	—	—	—	1,467
Issuance of restricted stock, net of shares canceled	3,075	4	—	—	—	—	—	4
Withholding taxes related to net share settlement of restricted awards	(1,121)	—	—	1,121	(11,274)	—	—	(11,274)
Stock-based compensation expense	—	—	18,057	—	—	—	—	18,057
Balance at December 31, 2023	107,384	$ 121	$ 635,331	13,346	$ (222,497)	$ (8)	$ (56,325)	$ 356,622
Net income	—	—	—	—	—	—	64,623	64,623
Other comprehensive income, net of tax	—	—	—	—	—	7	—	7
Cash dividends paid on common stock ($0.20 per share)	—	—	(16,303)	—	—	—	(5,464)	(21,767)
Issuance of common stock in connection with exercise of stock options	114	—	1,321	—	—	—	—	1,321
Issuance of common stock in connection with employee stock purchase plan	234	—	1,924	—	—	—	—	1,924
Issuance of restricted stock, net of shares canceled	2,874	4	—	—	—	—	—	4
Withholding taxes related to net share settlement of restricted awards	(1,099)	—	—	1,099	(12,783)	—	—	(12,783)
Repurchases of common stock	(1,435)	—	—	1,435	(20,021)	—	—	(20,021)
Stock-based compensation expense	—	—	26,641	—	—	—	—	26,641
Balance at December 31, 2024	108,072	$ 125	$ 648,914	15,880	$ (255,301)	$ (1)	$ 2,834	$ 396,571
Net income	—	—	—	—	—	—	111,075	111,075
Other comprehensive income, net of tax	—	—	—	—	—	61	—	61
Cash dividends paid on common stock ($0.20 per share)	—	—	—	—	—	—	(21,770)	(21,770)
Issuance of common stock in connection with exercise of stock options	17	—	208	—	—	—	—	208
Issuance of common stock in connection with employee stock purchase plan	261	—	2,196	—	—	—	—	2,196
Issuance of restricted stock, net of shares canceled	3,693	3	—	—	—	—	—	3
Withholding taxes related to net share settlement of restricted awards	(1,566)	—	—	1,566	(22,457)	—	—	(22,457)
Repurchases of common stock	(1,478)	—	—	1,478	(20,020)	—	—	(20,020)
Stock-based compensation expense	—	—	34,674	—	—	—	—	34,674
Balance at December 31, 2025	108,999	$ 128	$ 685,992	18,924	$ (297,778)	$ 60	$ 92,139	$ 480,541

The accompanying notes are an integral part of these consolidated financial statements.

ADEIA INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – THE COMPANY AND BASIS OF PRESENTATION

Adeia Inc. (the "Company"), a Delaware corporation, is one of the industry's largest intellectual property ("IP") licensing platforms, with a diverse portfolio of media and semiconductor IP consisting of approximately 13,750 patents and patent applications worldwide.

In February 2022, Xperi Holding Corporation ("Xperi Hold Co") introduced "Adeia" as the new brand for its IP licensing business. On October 1, 2022, Xperi Hold Co's product business was separated from Xperi Hold Co through a tax-efficient spin-off transaction (the "Separation") and became an independent, publicly-traded company named Xperi Inc. The IP licensing business was retained by Xperi Hold Co, which was renamed Adeia Inc.

The accompanying Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in the United States ("U.S.") and the applicable rules and regulations of the Securities and Exchange Commission ("SEC"). The Company's consolidated financial statements include the accounts of Adeia Inc. and its wholly-owned subsidiaries. All intercompany balances and transactions are eliminated in consolidation.

The Company's fiscal year ends on December 31 and employs a calendar month-end reporting period for its quarterly reporting. The Company operates under one reportable segment, IP Licensing.

Certain prior fiscal year balances have been reclassified to conform to the current fiscal year presentation.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The accounting estimates and assumptions that require management's most significant, challenging, and subjective judgment include identifying the performance obligations in the contract, determining standalone selling price used to allocate consideration in a contract with multiple performance obligations, estimating the fair value of noncash consideration, estimating variable consideration relating to potential future price adjustments as a result of legal contract disputes, estimating quarterly royalties prior to receiving the royalty reports from the licensee, measurement of the fair value of acquired intangible assets, the assessment of the recoverability of goodwill, the assessment of useful lives and recoverability of other intangible assets and long-lived assets, recognition and measurement of current and deferred income tax assets and liabilities, the assessment of unrecognized tax benefits and purchase accounting resulting from business combinations, among others. Actual results experienced by the Company may differ from management's estimates. These estimates may change, as new events occur and additional information is obtained, and are recognized in the consolidated financial statements as soon as they become known.

Revenue Recognition

Revenue is recognized when control of the promised goods or services is transferred to a customer in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services, which may include various combinations of goods and services which are generally capable of being distinct and accounted for as separate performance obligations. See "Note 4 – *Revenue*" for a detailed discussion on revenue and revenue recognition.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less at the date of purchase to be cash equivalents. Cash and cash equivalents are maintained with various financial institutions.

Marketable Securities

The Company invests in debt securities which include corporate bonds and notes, treasury and agency notes and bills, commercial paper, certificates of deposit, and in equity securities consisting of money market funds. The Company's investments are classified as available-for-sale ("AFS"). These investments are recorded in the Consolidated Balance Sheets at fair value with net unrealized gains or losses reported as a separate component of accumulated other comprehensive income (loss), net of tax.

Marketable Debt Securities

For AFS debt securities in an unrealized loss position, the Company first assesses whether it intends to sell, or it is more-likely-than-not that it will be required to sell the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security's amortized cost basis is written down to fair value through income. For AFS debt securities that do not meet the aforementioned criteria, the Company evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, the Company considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in accumulated other comprehensive income or loss on the Consolidated Balance Sheets.

Marketable Equity Securities

Marketable equity securities are measured at fair value with unrealized gains and losses recognized in other income and expense, net, on the Consolidated Statements of Income.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The carrying amount of cash equivalents, accounts receivable, accounts payable and accrued liabilities approximates fair value due to the short-term nature of these instruments. Long-term debt is carried at amortized cost and measured at fair value on a quarterly basis for disclosure purposes. See "Note 7 – *Fair Value*" for further information.

Concentration of Credit and Other Risks

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash equivalents, short-term investments and accounts receivable.

The Company follows a corporate investment policy which sets credit, maturity and concentration limits and regularly monitors the composition, market risk and maturities of these investments. The Company believes that any concentration of credit risk in its accounts receivable is substantially mitigated by the Company's evaluation process, relatively short collection terms and the high level of credit worthiness of its customers. The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral. See "Note 16 – *Segment Information*" for further discussion on concentration of credit and other risks.

Allowance for Credit Losses

The allowance for credit losses, which includes the allowance for accounts receivable, represents the Company's best estimate of lifetime expected credit losses inherent in those financial assets. The Company's lifetime expected credit losses are determined using relevant information about past events (including historical experience), current conditions, and reasonable and supportable forecasts that affect collectability. The Company monitors its credit exposure through ongoing credit evaluations of its customers' financial condition. In addition, the Company performs routine credit management activities such as timely account reconciliations, dispute resolution, and payment confirmations. The Company may employ collection agencies and legal counsel to pursue recovery of defaulted receivables. See "Note 4 – *Revenue*" for a further discussion of the allowance for credit losses.

Business Combinations

The Company accounts for business combinations using the acquisition method of accounting in accordance with ASC 805, "Business Combinations." Identifiable assets acquired and liabilities assumed are recorded at their acquisition date fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. Acquisition related costs are expensed as incurred. Upon acquisition, the accounts and results of operations are consolidated as of and subsequent to the acquisition date.

When determining the fair values of assets acquired and liabilities assumed, management makes significant estimates and assumptions, especially with respect to intangible assets. The Company utilizes commonly accepted valuation techniques, such as the income approach and the cost approach, as appropriate, in establishing the fair value of intangible assets. Typically, key assumptions include projections of cash flows that arise from identifiable intangible assets of acquired businesses as well as discount rates based on an analysis of the weighted average cost of capital, adjusted for specific risks associated with the assets.

Goodwill and Identified Intangible Assets

Goodwill

Goodwill is recorded as the difference, if any, between the aggregate consideration paid for an acquisition and the fair value of the net tangible and identified intangible assets acquired under a business combination. Goodwill also includes acquired assembled workforce, which does not qualify as an identifiable intangible asset. The Company performs an annual review of the valuation of goodwill in the fourth quarter, or more often if indicators of impairment exist. Triggering events for impairment reviews may be indicators such as adverse industry or economic trends, restructuring actions, lower projections of profitability or a sustained decline in the Company's market capitalization. Evaluations of possible impairment and, if applicable, adjustments to carrying values require the Company to estimate, among other factors, future cash flows, useful lives and fair market values of the Company's assets. When the Company conducts the evaluation of goodwill, the fair value of goodwill is assessed using valuation techniques that require significant management estimates and judgment.

In performing the quantitative impairment test for goodwill, the fair value of the reporting unit is compared to its carrying amount. The Company utilizes the market capitalization approach to determine the fair value of a reporting unit. Under the market capitalization approach, the fair value of a reporting unit is estimated based on the trading price of the Company's stock as of the test date, or trading prices over a short period of time immediately prior or subsequent to the test date if such prices more reasonably represent the estimated fair value as of the test date, which is further adjusted by a control premium representing the synergies a market participant would achieve when obtaining control of the business.

Identified intangible assets

Identified finite-lived intangible assets consist of acquired patents, existing technology, customer relationships and trademarks and trade names resulting from business combinations, as well as acquired patents under asset purchase agreements. The Company's identified intangible assets are amortized on a straight-line basis over their estimated useful lives, ranging from 3 to 10 years.

The Company makes judgments about the recoverability of intangible assets whenever events or changes in circumstances indicate that impairment may exist. If such facts and circumstances exist, the Company assesses the recoverability by comparing the projected undiscounted net cash flows associated with the related asset or group of assets over their remaining lives against their respective carrying amounts. Impairments, if any, are based on the excess of the carrying amount over the fair value of those assets.

For further discussion of goodwill and identified intangible assets, see "Note 9 – *Goodwill and Identified Intangible Assets*."

Debt Discount and Issuance Costs

Debt discount and issuance costs are presented in the Consolidated Balance Sheet as a deduction from the carrying amount of both the short-term debt and long-term debt, and are amortized over the term of the associated debt to interest expense using the effective interest method. In addition, the Company elects to continue to defer the unamortized debt discount and issuance costs when it voluntarily pays down a portion of the debt as the prepayment is factored into the terms agreed to on the debt.

Treasury Stock

From time to time, the Company repurchases shares of its common stock, in accordance with programs authorized by the Board of Directors. The Company accounts for stock repurchases using the cost method. Repurchased shares are held as treasury stock until such time as they are retired or re-issued. Retirements of treasury stock are non-cash equity transactions in which the reacquired shares are returned to the status of authorized but unissued shares and the cost is recorded as a reduction to both retained earnings and treasury stock.

Leases

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use ("ROU") assets, accrued liabilities, and noncurrent operating lease liabilities in the Company's Consolidated Balance Sheets. The ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the leases do not provide an implicit rate, the Company generally uses its incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The Company's lease terms may include options to extend or terminate the lease, and these terms are factored into the valuation of ROU assets and liabilities when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. As a practical expedient, the Company elected, for all office and facility leases, not to separate nonlease components from lease components and instead to account for each separate lease component and its associated non-lease components as a single lease component. For additional information regarding the Company's leases, refer to "Note 8 – *Leases.*"

Research and Development

Research and development (R&D) costs consist primarily of personnel costs, stock-based compensation, outside engineering consulting expenses associated with new IP development, as well as costs related to patent applications and examinations, reverse engineering, materials, supplies and an allocation of facilities costs. All R&D costs are expensed as incurred.

Stock-based Compensation Expense

Stock-based compensation is measured at the grant date based on the estimated fair value of the award and is recognized as expense on a straight-line basis, net of estimated forfeitures, over the requisite service or performance period. Forfeiture rates are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. If the actual forfeiture rate is materially different from the estimate, stock-based compensation expense could be significantly different from what was recorded in the current period.

The Company uses the closing trading price of its common stock on the date of grant as the fair value of awards of restricted stock units ("RSUs"), and performance stock units ("PSUs") that are based on company-designated performance targets. For performance stock awards that also contain market conditions, or market-based PSUs, fair value is estimated by using a Monte Carlo simulation on the date of grant. The Company estimates the grant-date fair value of stock options and stock to be issued under the employee stock purchase plan ("ESPP") using the Black-Scholes pricing model. See "Note 13 – *Stock-based Compensation Expense*" for additional detail.

Performance-based PSU awards will vest if certain employee-specific or company-designated performance targets are achieved. If minimum performance thresholds are achieved, each PSU award will convert into the Company's common stock at a defined ratio depending on the degree of achievement of the performance target designated by each individual award. If minimum performance thresholds are not achieved, then no shares will be issued. The expected levels of achievement are reassessed over the requisite service periods and, to the extent that the expected levels of achievement change, stock-based compensation is adjusted in the period of change and recorded on the statements of income and the remaining unrecognized stock-based compensation is recorded over the remaining requisite service period. For market-based PSUs, the fair value per award is fixed at the grant date and the amount of compensation expense is not adjusted during the performance period regardless of changes in the level of achievement of the market condition unless it is due to termination.

Income Taxes

The Company must make certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments are used in the calculation of tax credits, tax benefits, tax deductions, and in the calculation of certain deferred taxes and tax liabilities. Significant changes to these estimates may result in an increase or decrease to the Company's tax provision in a subsequent period.

The provision for income taxes is comprised of the Company's current tax liability and changes in deferred income tax assets and liabilities. The calculation of the current tax liability involves dealing with uncertainties in the application of complex tax laws and regulations and in determining the liability for tax positions, if any, taken on the Company's tax returns in accordance with authoritative guidance on accounting for uncertainty in income taxes.

Deferred income taxes are determined based on the differences between the financial reporting and tax basis of assets and liabilities. The Company must assess the likelihood that it will be able to realize its deferred tax assets. If realizability is not likely on a more-likely-than-not basis, the Company must increase its provision for income taxes by recording a valuation allowance against the deferred tax assets that it estimates will not ultimately be realizable. However, should there be a change in the Company's ability to realize its deferred tax assets, on a more-likely-than-not basis, the provision for income taxes would fluctuate in the period of such change. See "Note 14 – *Income Taxes*" for additional detail.

Advertising Costs

Advertising costs are expensed as incurred and are presented within selling, general and administrative expense in the Consolidated Statements of Income. Advertising expenses were $7.4 million, $4.0 million and $10.5 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Guarantees and Indemnification

The Company has certain financial and performance guarantees which have been issued in the normal course of business. The Company entered into the underlying arrangement with a third-party to facilitate commercial transactions. See "Note 15 – *Commitments and Contingencies*" for further information regarding the Company's guarantees.

The Company provides indemnification of varying scope to certain customers against claims of intellectual property infringement made by third parties arising from the use of the Company's technologies. In accordance with authoritative guidance for accounting for guarantees, the Company evaluates estimated losses for such indemnification. The Company considers such factors as the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. To date, no such claims have been filed against the Company and no liability has been recorded in the Company's financial statements.

As permitted under Delaware law, the Company has agreements whereby it indemnifies its officers and directors for certain events or occurrences while the officer or director is, or was, serving at the Company's request in such capacity. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited; however, the Company believes, given the absence of any such payments in the Company's history, and the estimated low probability of such payments in the future, that the estimated fair value of these indemnification agreements is immaterial. In addition, the Company maintains a directors' and officers' liability insurance policy that is intended to reduce its financial exposure and may enable the Company to recover any payments, should they occur.

Contingencies

From time to time, the Company may be involved in legal and administrative proceedings and claims of various types. The Company records a liability in its consolidated financial statements for these matters when a loss is known or considered probable and the amount can be reasonably estimated. Management reviews these estimates in each accounting period as additional information becomes known and adjusts the loss provision when appropriate. If the loss is not probable or cannot be reasonably estimated, a liability is not recorded in the consolidated financial statements. If a loss is probable but the amount of loss cannot be reasonably estimated, the Company discloses the nature of the loss contingency and the fact that an estimate cannot be made. If a loss is reasonably possible but not probable, the Company discloses the nature of the loss contingency and an estimate of the possible loss, range of loss or the fact that an estimate cannot be made. The Company does not recognize gain contingencies until they are realized. Legal costs incurred in connection with loss contingencies are expensed as incurred. See "Note 15 – *Commitments and Contingencies*," for further information regarding the Company's pending litigation.

Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation. Depreciation expense is calculated using the straight-line method over the related assets' estimated useful lives:

Equipment, furniture and other	1 to 5 years
Leasehold improvements	Lesser of related lease term or 5 years
Building and improvements	Up to 30 years

Foreign Currency Translation and Transactions

The Company uses the U.S. dollar as its functional currency. Non-U.S. subsidiaries may designate a local currency as their functional currency. The translation of assets and liabilities into U.S. dollars for subsidiaries with a functional currency other than the U.S. dollar is performed using exchange rates in effect at the balance sheet date. The translation of revenues and expenses into U.S. dollars for subsidiaries with a functional currency other than the U.S. dollar is performed using the average exchange rate for the respective period. Gains or losses from cumulative translation adjustments, net of tax, are included as a component of accumulated other comprehensive income (loss) in the Consolidated Balance Sheets. The Company records net foreign exchange transaction gains and losses resulting from the conversion of the transaction currency to the functional currency within other income and expense, net.

NOTE 3 – RECENT ACCOUNTING PRONOUNCEMENTS

Recently Adopted Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ("ASU 2023-07"), which requires public entities to disclose information about their reportable segments' significant expenses and other segment items on an interim and annual basis. Public entities with a single reportable segment are required to apply the disclosure requirements in ASU 2023-07, as well as all existing segment disclosures and reconciliation requirements in ASC 280 on an interim and annual basis. In the fourth quarter of 2024, the Company adopted ASU 2023-07 on a retrospective basis, and the adoption did not have a material impact to the Company's Consolidated Financial Statements. See "Note 16 – *Segment Information*" for further detail.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures ("ASU 2023-09"), which requires public entities, on an annual basis, to provide disclosure of specific categories in the rate reconciliation, as well as disclosure of income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. In the fourth quarter of 2025, the Company adopted ASU 2023-09 on a retrospective basis, and the adoption did not have a material impact to the Company's Consolidated Financial Statements. See "Note 14 – *Income Taxes*" for the revised disclosures consistent with the new standard.

Recently Issued Accounting Pronouncements Not Yet Adopted

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses ("ASU 2024-03"), which requires disaggregated information about certain income statement expense line items on an annual and interim basis. ASU 2024-03 will be effective for annual periods beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. The new standard permits early adoption and can be applied prospectively or retrospectively. The Company is currently evaluating the impact of adopting ASU 2024-03.

NOTE 4 – REVENUE

Revenue Recognition

General

Revenue is recognized when control of the IP rights is transferred to a customer in an amount that reflects the consideration the Company expects to be entitled to in exchange for the licensing of the Company's IP, which may include various combinations of IP rights and services which are generally capable of being distinct and accounted for as separate performance obligations. In situations where foreign withholding taxes are withheld by the Company's licensee, revenue is recognized gross of withholding taxes that are remitted directly by the licensee to a local tax authority.

Some of the Company's contracts with customers contain multiple performance obligations. For these contracts, the individual performance obligations are separately accounted for if they are distinct. In a contract with multiple performance obligations, the transaction price is allocated among the separate performance obligations based on their relative standalone selling prices. The determination of standalone selling price considers market conditions, the size and scope of the contract, customer and geographic information, and other factors. When observable prices are not available, standalone selling price for separate performance obligations is based on the adjusted market assessment approach to estimate the price that a customer in the relevant market would be willing to pay for licensing the Company's IP rights. The allocation of transaction price among performance obligations in a contract may impact the amount and timing of revenue recognized in the Consolidated Statements of Income during a given period.

In certain contracts with customers, the Company receives noncash consideration in the form of patents, and the fair value of those assets is included in the transaction price for revenue recognition purposes. The Company measures fair value at contract inception using one of, or a combination of, an analysis of comparable market transactions (the market approach), and/or an analysis of the costs that would be required to develop and maintain a comparable set of patents (the cost approach).

When a contract with a customer includes variable consideration, an estimate of the consideration which the Company expects to be entitled to for transferring the promised IP rights or services is made at contract inception and in each subsequent reporting period until the uncertainty associated with the variable consideration is resolved.

The amount of variable consideration is estimated by considering all available information (historical, current, and forecast) and is updated as additional information becomes available. The estimate of variable consideration is included in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. When the uncertainty associated with variable consideration relates to potential price adjustments as a result of a legal contract dispute, the Company estimates variable consideration using the expected value method or the most likely amount method, whichever is more appropriate in the circumstances, and considers all available information, including historical data and experience. Estimating variable consideration related to potential future price adjustments requires significant judgment in evaluating the possible outcomes. Subsequent changes in the transaction price resulting from changes in the estimate of variable consideration are allocated to the performance obligations in the contract on the same basis as at contract inception.

When variable consideration is in the form of a sales-based or usage-based royalty in exchange for a license of IP, revenue is recognized at the later of when the subsequent sale or usage occurs or the performance obligation to which some or all of the sales-based or usage-based royalty has been allocated has been satisfied or partially satisfied.

Description of Revenue-Generating Activities

IP License Arrangements

The Company licenses (i) its media patent portfolio ("Media IP licensing") to multichannel video programming distributors, over-the-top video service providers, consumer electronics manufacturers, social media, and other new media companies and (ii) its semiconductor technologies and associated patent portfolio ("Semiconductor IP licensing") to memory, logic, sensors, radio frequency component, and foundry companies. The Company generally licenses its IP portfolios under three models: (i) variable-based Media IP or Semiconductor IP royalty licensing, (ii) fixed-fee Media IP licensing, and (iii) fixed-fee or minimum guarantee Semiconductor IP licensing.

Variable-based Media IP or Semiconductor IP royalty licensing

The Company recognizes revenue from variable based contracts based on the customer's sale or usage of the IP during the period in which the licensee's sales or production are estimated to have occurred, which results in an adjustment to revenue when actual sales or production are subsequently reported by the licensee, which is generally in the month or quarter following usage or shipment. Estimating customers' monthly or quarterly royalties prior to receiving the royalty reports requires the Company to make significant assumptions and judgments related to forecasted trends and growth rates used to estimate quantities shipped or manufactured by customers, which could have a material impact on the amount of revenue it reports on a quarterly basis.

Fixed-fee Media IP licensing

The Company's long-term fixed-fee Media IP licensing contracts provide its customers with rights to future patented technologies over the term of the contract that are highly interdependent or highly interrelated to the patented technologies provided at the inception of the contract. The Company treats these rights as a single performance obligation with revenue recognized on a straight-line basis over the term of the fixed-fee license contract. The transaction price is adjusted for the effect of any significant financing components calculated using borrower-specific, risk-adjusted interest rates, with the related interest income or expense being recognized over time on an effective rate basis.

Fixed-fee or minimum guarantee Semiconductor IP licensing

On occasion, the Company enters into Semiconductor IP licenses that have a fixed fee or a minimum guarantee, whereby licensees pay a fixed fee for the right to incorporate the Company's IP technologies in the licensee's products over the license term. In contracts with a minimum guarantee, the fixed fee component corresponds to a minimum number of units or dollars that the customer must produce or pay, with additional per-unit fees for any units or dollars exceeding the minimum.

The Company generally recognizes the full fixed fee as revenue at the beginning of the license term when the customer has the right to use the IP and begins to benefit from the license, adjusted for the effect of any significant financing components calculated using borrower-specific, risk-adjusted interest rates, with the related interest income or expense being recognized over time on an effective rate basis. For minimum guarantee contracts where the customer exceeds the minimum, the Company recognizes revenue relating to any additional per-unit fees in the periods it believes the customer has exceeded the minimum and adjusts the revenue based on actual usage once that is reported by the customer.

IP license contracts with multiple performance obligations

At times, the Company enters into long-term license contracts with more than one performance obligation, which may include releases from past patent infringement claims or one or more prospective licenses. In these arrangements, the Company allocates the transaction price between releases for past patent infringement claims and prospective licenses based on their relative standalone selling prices. Determination of standalone selling price requires significant management judgment.

In determining the standalone selling price of each performance obligation, the Company considers such factors as the customer's revenues, the number of past and projected future subscribers, units shipped, and units manufactured, as well as the per-subscriber or per-unit licensing rates the Company generally receives from licensees of comparable sizes in comparable markets and geographies.

As a release from past patent infringement claims is generally satisfied at execution of the contract, the transaction price allocated to the release from past patent infringement claims is generally recognized in the period the contract is executed. Transaction price allocated to prospective Media IP licenses is recognized ratably over the license term, and transaction price allocated to prospective Semiconductor IP licenses is recognized upon execution of the contract.

Practical Expedients and Exemptions

The Company applies a practical expedient to not perform an evaluation of whether a contract includes a significant financing component when the timing of revenue recognition differs from the timing of cash collection by one year or less.

The Company applies a practical expedient to expense costs to obtain a contract with a customer as incurred as a component of selling, general and administrative expenses when the amortization period would have been one year or less.

The Company applies a practical expedient when disclosing revenue expected to be recognized from unsatisfied performance obligations to exclude contracts with customers with an original duration of less than one year; amounts attributable to variable consideration arising from (i) a sales-based or usage-based royalty of an intellectual property license, (ii) potential future price adjustments, or (iii) when variable consideration is allocated entirely to a wholly unsatisfied performance obligation; or to a wholly unsatisfied promise to transfer a distinct good or service that forms part of a single performance obligation.

Revenue Details

Revenue Disaggregation

The following information depicts how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors by disaggregating revenue by category, market vertical and geographic location (presented in "Note 16 – *Segment Information*"). This information includes revenue recognized from contracts with customers and revenue from other sources, including sales-based or usage-based royalty revenues and fees associated with releases for past infringement.

Recurring and non-recurring revenue

Recurring revenue includes the following: (i) for fixed-fee Media IP license agreements, revenue associated with rights to existing and future patented technologies during reporting periods beginning with the reporting period in which the agreement is executed through the end of the term of the agreement, which are recognized on a straight-line basis; and (ii) for variable based Media IP or Semiconductor IP royalty license agreements, revenue associated with sales-based or usage-based royalties in exchange for a license of IP, which are recognized in the period such subsequent sales or usage occurs.

Non-recurring revenue includes the following: (i) for fixed-fee or minimum guarantee Semiconductor IP license agreements, revenue in the amount of such fixed fee or minimum guarantee associated with the right to use the IP, which is recognized upon execution of the agreement; and (ii) for all license agreements, revenue in the amount of the fees associated with releases for past patent infringement or licenses, in each case with respect to reporting periods prior to the execution of the agreement, which is recognized upon execution of the agreement.

Revenue disaggregated by recurring and non-recurring nature was as follows (in thousands):

	Years Ended December 31,					
		2025		2024		2023
Recurring revenue	$	351,345	$	341,470	$	338,708
Non-recurring revenue		92,041		34,554		50,080
Total revenue	$	443,386	$	376,024	$	388,788

Revenue by market vertical

Revenue disaggregated by market vertical was as follows (in thousands):

	Years Ended December 31,					
		2025		2024		2023
Media	$	417,647	$	357,463	$	343,410
Semiconductor		25,739		18,561		45,378
Total revenue	$	443,386	$	376,024	$	388,788

Contract Balances

Contracts Assets

Contract assets primarily consist of unbilled contracts receivable that are expected to be received from customers in future periods, where the revenue recognized to date exceeds the amount billed. The amount of unbilled contracts receivable may not exceed their net realizable value and are classified as long-term assets if the payments are expected to be received more than one year from the reporting date. Contract assets also include the incremental costs of obtaining a contract with a customer, principally sales commissions when the renewal commission is not commensurate with the initial commission.

Contract assets were recorded in the Consolidated Balance Sheets as follows (in thousands):

	December 31,			
		2025		2024
Unbilled contracts receivable	$	129,829	$	104,047
Other current assets		683		711
Long-term unbilled contracts receivable		49,499		62,767
Other long-term assets		1,725		919
Total contract assets	$	181,736	$	168,444

Contract Liabilities

Contract liabilities are comprised of deferred revenue related to multi-period licensing arrangements for which the Company is paid in advance, while the underlying performance obligation is satisfied at a future date or over time.

Allowance for Credit Losses

The allowance for credit losses represents the Company's best estimate of lifetime expected credit losses inherent in accounts receivable and unbilled contracts receivable. The Company's long-term unbilled contracts receivable is derived from fixed-fee or minimum-guarantee Semiconductor IP licensing and is primarily comprised of contracts with large, well-capitalized companies. It is generally considered to be of high credit quality due to past collection history and the nature of the customers.

The Company's allowance for credit losses was $0.7 million for each of the years ended December 31, 2025 and 2024, and it is presented as part of accounts receivable, net in the Consolidated Balance Sheets.

Additional Disclosures

The following table presents additional revenue and contract disclosures (in thousands):

	Years Ended December 31,					
	2025		2024		2023	
Revenue recognized in the period from:						
Amounts included in deferred revenue at the beginning of the period	$	20,042	$	6,609	$	16,743
Performance obligations satisfied in previous periods [1]	$	91,121	$	31,002	$	16,273

[1] Performance obligations satisfied in previous periods consist mainly of fees associated with releases for past patent infringement, settlements of litigation during the period, and revenue from past royalties owed pursuant to expired or terminated IP license agreements. For long-term and multi-year revenue contracts, the Company recorded revenue from the releases for past infringement during the years ended December 31, 2025, 2024 and 2023 and expects to record revenue from the prospective license in future periods.

Remaining revenue under contracts with performance obligations represents the aggregate amount of the transaction price allocated to the performance obligations that are unsatisfied (or partially unsatisfied) under certain of the Company's fixed fee arrangements.

	Amounts	
Revenue from contracts with performance obligations expected to be satisfied in:		
2026	$	107,931
2027		93,583
2028		83,641
2029		76,257
2030		15,068
Thereafter		58,038
Total	$	434,518

NOTE 5 – COMPOSITION OF CERTAIN BALANCE SHEET CAPTIONS

Other current assets consisted of the following (in thousands):

	December 31,		December 31,	
	2025		**2024**	
Prepaid income taxes	$	1,820	$	2,934
Prepaid expenses		3,023		2,287
Prepaid insurance		647		1,124
Other		3,275		3,447
Total other current assets	$	8,765	$	9,792

Property and equipment, net consisted of the following (in thousands):

	December 31,		December 31,	
	2025		**2024**	
Equipment, furniture and other	$	18,929	$	17,376
Leasehold improvements		6,293		6,293
Property and equipment, gross		25,222		23,669
Less: Accumulated depreciation and amortization		(19,109)		(17,391)
Total property and equipment, net	$	6,113	$	6,278

Other long-term assets consisted of the following (in thousands):

	December 31,		December 31,	
	2025		**2024**	
Long-term deferred tax assets	$	52,127	$	31,027
Other assets		2,313		2,913
Total other long-term assets	$	54,440	$	33,940

Accrued liabilities consisted of the following (in thousands):

	December 31,		December 31,	
	2025		**2024**	
Employee compensation and benefits	$	21,692	$	11,461
Accrued legal expenses		6,860		1,790
Current portion of guarantee [1]		800		3,850
Other accrued expenses		1,199		2,936
Current portion of operating lease liabilities		556		481
Accrued income taxes		217		325
Other		2,926		3,674
Total accrued liabilities	$	34,250	$	24,517

[1] Refer to "Note 15 – *Commitments and Contingencies*" for further detail on the nature of the guarantee.

Other long-term liabilities consisted of the following (in thousands):

	December 31,		December 31,	
	2025		**2024**	
Long-term portion of guarantee [1]	$	15,523	$	13,233
Other		—		1,996
Total other long-term liabilities	$	15,523	$	15,229

[1] Refer to "Note 15 – *Commitments and Contingencies*" for further detail on the nature of the guarantee.

NOTE 6 – FINANCIAL INSTRUMENTS

The Company has investments in debt securities, which include corporate bonds and notes, treasury and agency notes and bills, commercial paper, and in equity securities consisting of money market funds. The Company classifies its debt securities as available-for-sale ("AFS"), which are accounted for at fair value with credit related losses recognized as a provision for credit losses in its Consolidated Statements of Income and all non-credit related unrealized gains and losses recognized in accumulated other comprehensive income or loss on the Consolidated Balance Sheets. Under ASU 2016-01 (Topic 321), equity securities are measured at fair value with unrealized gains and losses recognized in other income and expense, net, in the Consolidated Statements of Income.

The following is a summary of marketable securities at December 31, 2025 and December 31, 2024 (in thousands):

| | December 31, 2025 | | | | |
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses	Estimated Fair Values
Marketable securities					
Commercial paper	$ 8,112	$ 1	$ —	$ —	$ 8,113
Corporate bonds and notes	53,685	125	(26)	—	53,784
Treasury and agency notes and bills	1,700	—	—	—	1,700
Total debt securities	$ 63,497	$ 126	$ (26)	$ —	$ 63,597
Money market funds	200	—	—	—	200
Total equity securities	200	—	—	—	200
Total marketable securities	$ 63,697	$ 126	$ (26)	$ —	$ 63,797
Reported in:					
Cash and cash equivalents					$ 200
Marketable securities					63,597
Total marketable securities					$ 63,797

| | December 31, 2024 | | | | |
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses	Estimated Fair Values
Marketable securities					
Commercial paper	$ 2,688	$ 1	$ —	$ —	$ 2,689
Corporate bonds and notes	25,726	76	(40)	—	25,762
Treasury and agency notes and bills	3,615	1	—	—	3,616
Total debt securities	$ 32,029	$ 78	$ (40)	$ —	$ 32,067
Money market funds	4,322	—	—	—	4,322
Total equity securities	4,322	—	—	—	4,322
Total marketable securities	$ 36,351	$ 78	$ (40)	$ —	$ 36,389
Reported in:					
Cash and cash equivalents					$ 4,822
Marketable securities					31,567
Total marketable securities					$ 36,389

At December 31, 2025 and 2024, the Company had $136.7 million and $110.4 million, respectively, in cash, cash equivalents and marketable securities. A significant portion of these amounts were held in marketable securities, as shown above. The remaining balance of $72.9 million and $74.0 million at December 31, 2025 and December 31, 2024, respectively, was cash held in operating accounts not included in the tables above.

Debt Securities

The gross realized gains and losses on sales of marketable debt securities were immaterial during the years ended December 31, 2025, 2024 and 2023. Unrealized gains and losses on AFS debt securities were immaterial as of December 31, 2025 and December 31, 2024. The Company evaluated whether the decline in fair value has resulted from credit losses or other factors and concluded these amounts were related to temporary fluctuations in value of AFS securities and were due primarily to changes in interest rates and market conditions of the underlying securities. The Company did not recognize a provision for credit loss expense related to its AFS debt securities for the years ended December 31, 2025, 2024 and 2023, respectively.

The estimated fair value of marketable debt securities by contractual maturity at December 31, 2025 is shown below (in thousands). Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value
Due in one year or less	$ 24,902	$ 24,940
Due in one to two years	21,377	21,431
Due in two to three years	17,218	17,226
Total	$ 63,497	$ 63,597

NOTE 7 – FAIR VALUE

The Company follows the authoritative guidance for fair value measurement and the fair value option for financial assets and financial liabilities. The Company carries its financial instruments at fair value with the exception of its long-term debt. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability, or an exit price, in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. There are three levels of inputs that may be used to measure fair value:

Level 1   Quoted prices in active markets for identical assets.

Level 2   Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3   Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

When applying fair value principles in the valuation of assets, the Company is required to maximize the use of quoted market prices and minimize the use of unobservable inputs. The Company calculates the fair value of its Level 1 and Level 2 instruments based on the exchange traded price of similar or identical instruments, where available, or based on other observable inputs. There were no significant transfers into or out of Level 1 or Level 2 that occurred between December 31, 2025 and December 31, 2024.

The following sets forth the fair value, and classification within the hierarchy, of the Company's assets required to be measured at fair value on a recurring basis as of December 31, 2025 (in thousands):

	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Marketable securities				
Money market funds - equity securities	$ 200	$ 200	$ —	$ —
Corporate bonds and notes - debt securities	53,784	—	53,784	—
Commercial paper - debt securities	8,113	—	8,113	—
Treasury and agency notes and bills - debt securities	1,700	—	1,700	—
Total Assets	$ 63,797	$ 200	$ 63,597	$ —

The following sets forth the fair value, and classification within the hierarchy, of the Company's assets required to be measured at fair value on a recurring basis as of December 31, 2024 (in thousands):

	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Marketable securities				
Money market funds - equity securities	$ 4,322	$ 4,322	$ —	$ —
Corporate bonds and notes - debt securities	25,762	—	25,762	—
Commercial paper - debt securities	2,689	—	2,689	—
Treasury and agency notes and bills - debt securities	3,616	—	3,616	—
Total Assets	$ 36,389	$ 4,322	$ 32,067	$ —

Financial Instruments Not Recorded at Fair Value

The Company's long-term debt is carried at amortized cost and is measured at fair value on a quarterly basis for disclosure purposes. The carrying amounts and estimated fair values are as follows (in thousands):

	December 31, 2025		December 31, 2024	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Long-term debt, net [1]	$ 418,454	$ 419,501	$ 475,456	$ 475,456

[1] Carrying amounts of long-term debt are net of unamortized debt discount and issuance costs of $8.3 million and $11.6 million as of December 31, 2025 and 2024, respectively. See "Note 10 – *Debt*" for additional information.

If reported at fair value in the Consolidated Balance Sheets, the Company's debt would be classified within Level 2 of the fair value hierarchy. The fair value of the debt was estimated based on the quoted market prices for the same or similar issues.

Non-Recurring Fair Value Measurements

Patents

During the years ended December 31, 2025, 2024, and 2023, the Company executed certain license agreements that included noncash consideration in the form of patents. For noncash consideration received in the year ended December 31, 2025, the Company determined the fair value of patents at contract inception using an analysis of comparable market transactions (the market approach). Significant management judgment was required in the selection and weighting of comparable market transactions. Noncash consideration received in the form of patents is recorded as an intangible asset and included in the transaction price for revenue recognition purposes. See "Note 4 – *Revenue*" for a detailed discussion on revenue and revenue recognition.

The estimated fair value of the patents represents a Level 3 fair value measurement, and the value of the patents is amortized as a non-cash expense over the patents' estimated useful lives. For impairment related fair value measurements, see "Note 9 – *Goodwill And Identified Intangible Assets*".

NOTE 8 – LEASES

Under Topic 842, a contract is a lease, or contains a lease, if the contract conveys the right to control the use of identified property, plant, or equipment (an identified asset) for a period of time in exchange for consideration. To determine whether a contract conveys the right to control the use of an identified asset for a period of time, an entity shall assess whether, throughout the period of use, the entity has both of the following: (a) the right to obtain substantially all of the economic benefits from use of the identified asset; and (b) the right to direct the use of the identified asset.

The Company leases office and research facilities, and office equipment under operating leases which expire through 2032. The Company's leases have remaining lease terms of two to seven years, some of which may include options to extend the leases for five years or longer, and some of which may include options to terminate the leases within the next five years or less. Leases with an initial term of 12 months or less are not recorded on the Consolidated Balance Sheets; expense for these leases is recognized on a straight-line basis over the lease term. Variable lease payments are expensed as incurred and are not included within the lease liability and right-of-use assets calculation. As a practical expedient, the Company elected, for all office and facility leases, not to separate nonlease components (e.g., common-area maintenance costs) from lease components (e.g., fixed payments including rent) and instead to account for each separate lease component and its associated non-lease components as a single lease component. As most of the leases do not provide an implicit rate, the Company generally, for purposes of discounting lease payments, uses its incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date.

The components of operating lease costs were as follows (in thousands):

	Years Ended December 31,		
	2025	2024	2023
Fixed lease cost	$ 2,093	$ 2,046	$ 2,182
Variable lease cost	686	973	640
Total operating lease cost	$ 2,779	$ 3,019	$ 2,822

Other information related to leases was as follows (in thousands, except lease term and discount rate):

	Years Ended December 31,		
	2025	2024	2023
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	$ 1,620	$ 2,158	$ 2,357
ROU assets obtained in exchange for new lease liabilities:			
Operating leases	$ —	$ 814	$ 5,164

	Years ended December 31,	
	2025	2024
Weighted-average remaining lease term (years):		
Operating leases	6.37	7.24
Weighted-average discount rate:		
Operating leases	8.6%	8.5%

Future minimum lease payments and related lease liabilities as of December 31, 2025 were as follows (in thousands):

	Operating Lease Payments [1]
2026 [2]	714
2027	2,455
2028	1,888
2029	1,944
2030	2,002
Thereafter	3,825
Total lease payments	12,828
Less: imputed interest	(3,538)
Present value of lease liabilities:	$ 9,290
Less: current obligations under leases (accrued liabilities)	(556)
Noncurrent operating lease liabilities	$ 8,734

[1] Future minimum lease payments exclude short-term leases as well as payments to landlords for variable common area maintenance, insurance and real estate taxes.

[2] Includes tenant improvements allowance of $1.7 million in 2026.

NOTE 9 – GOODWILL AND IDENTIFIED INTANGIBLE ASSETS

Goodwill

The carrying value of goodwill at December 31, 2025 and December 31, 2024 was $313.7 million. There were no changes to the carrying value of goodwill from January 1, through December 31, 2025. Goodwill at each reporting unit is evaluated for potential impairment annually, as of the beginning of the fourth quarter, and whenever events or changes in circumstances indicate the carrying amount of goodwill may not be recoverable. The process of evaluating goodwill for potential impairment is subjective and requires significant estimates, assumptions and judgments particularly related to the identification of reporting units, the assignment of assets and liabilities to reporting units and estimating the fair value of each reporting unit.

As part of its annual goodwill impairment test, the Company elected to proceed with a qualitative goodwill impairment test and no indicators of potential impairment were identified. Additionally, based on the qualitative evaluation, which included consideration of the carrying value and market capitalization of the Company, no goodwill impairment triggers were identified as of December 31, 2025. No impairment charges were recognized for the years ended December 31, 2025, 2024 and 2023.

Identified Intangible Assets

Identified intangible assets consisted of the following (in thousands):

	Average Life (Years)	December 31, 2025			December 31, 2024		
		Gross Assets	Accumulated Amortization	Net	Gross Assets	Accumulated Amortization	Net
Finite-lived intangible assets							
Acquired patents / core technology	3-10	$ 737,985	$ (434,529)	$ 303,456	$ 679,085	$ (377,908)	$ 301,177
Customer contracts and related relationships	3-9	155,900	(155,900)	—	155,900	(155,900)	—
Existing technology / content database	5-10	38,681	(38,681)	—	38,681	(38,681)	—
Trademarks/trade name	4-10	1,300	(1,300)	—	1,300	(1,300)	—
Total intangible assets		$ 933,866	$ (630,410)	$ 303,456	$ 874,966	$ (573,789)	$ 301,177

As of December 31, 2025, the estimated future amortization expense of total finite-lived intangible assets was as follows (in thousands):

	Amounts
2026	$ 63,292
2027	62,940
2028	57,897
2029	55,648
2030	30,223
Thereafter	33,456
Total	$ 303,456

NOTE 10 – DEBT

The outstanding amounts of debt were as follows (in thousands):

	December 31, 2025	December 31, 2024
Long-term debt	$426,728	$487,083
Unamortized debt discount and issuance costs	(8,274)	(11,627)
	418,454	475,456
Less: current portion, net of debt discount and issuance costs	(20,975)	(21,021)
Total long-term debt, net of current portion	$397,479	$454,435

Term Loan B

The 2020 Credit Agreement dated June 1, 2020 (the "2020 Credit Agreement"), provides for a senior secured term loan B facility (the "Term Loan B") with maturity on June 8, 2028.

On May 20, 2024, the Company entered into Amendment No. 3 ("Amendment No. 3") to the 2020 Credit Agreement, which provided for a repricing of the entire outstanding aggregate principal amount of $561.1 million. Amendment No. 3 also reduced the interest margins (50 basis points) from SOFR plus a margin of 3.50% per annum to SOFR plus a margin of 3.00% per annum or base rate plus a margin of 2.00% per annum. In addition, Amendment No. 3 lowered the excess cash flow mandatory payment thresholds and credit spread adjustment provision.

On January 30, 2025, the Company entered into Amendment No. 4 ("Amendment No. 4") to the 2020 Credit Agreement, which provided for a repricing of the outstanding aggregate principal amount of $487.1 million. Amendment No. 4 further reduced the interest margins (50 basis points) to SOFR plus a margin of 2.50% per annum or base rate plus a margin of 1.50% per annum.

The obligations under the 2020 Credit Agreement, as amended, continue to be guaranteed by the Company's wholly-owned material domestic subsidiaries (collectively, the "Guarantors") and continue to be secured by a lien on substantially all assets of the Company and the Guarantors.

The 2020 Credit Agreement, as amended, contains customary events of default, representations, warranties, and affirmative and negative covenants. It also requires the company to maintain a total net leverage ratio of no greater than 3.00x to access a basket for restricted payments (including dividends and share repurchases). As of December 31, 2025, the Company was in compliance with all requirements under the 2020 Credit Agreement, as amended.

The 2020 Credit Agreement, as amended, also requires the Company to continue to make cash payments on an annual basis based on certain leverage ratios and excess cash flow generated for the immediately preceding fiscal year. The cash payments are applied to the remaining principal balance due at final maturity. Based on certain leverage ratios and the voluntary prepayments the Company made during the year ended December 31, 2024, no excess cash flow payments were required for the years ended December 31, 2025 and 2024.

Interest Expense and Expected Principal Payments

At December 31, 2025, the Company had $426.7 million in total debt outstanding. There were also $8.3 million of unamortized debt discount and issuance costs recorded as a reduction from the carrying amount of the debt. The interest rate on the Term Loan B as of December 31, 2025, including the amortization of debt discount and issuance costs, was 7.3% and interest is payable monthly.

As of December 31, 2025, future minimum principal payments for long-term debt, excluding any additional principal payment required by the excess cash flow provision, are summarized as follows (in thousands):

	Amounts
2026	$ 24,354
2027	24,354
2028	378,020
Total	$ 426,728

NOTE 11 – NET INCOME PER SHARE

The following table sets forth the computation of basic and diluted shares (in thousands):

	Years Ended December 31,		
	2025	2024	2023
Numerator:			
Net income	$ 111,075	$ 64,623	$ 67,372
Denominator:			
Weighted average common shares outstanding	108,845	108,647	106,554
Add: Effect of dilutive securities associated with options	2	1	—
Add: Effect of dilutive securities associated with restricted stock awards and units	3,891	4,404	6,293
Add: Effect of dilutive securities associated with employee stock purchase program	9	9	2
Weighted average common shares - dilutive	112,747	113,061	112,849
Basic net income per share	$ 1.02	$ 0.59	$ 0.63
Diluted net income per share	$ 0.99	$ 0.57	$ 0.60
Anti-dilutive employee stock-based awards, excluded	899	688	616

Basic net income (loss) per share is computed using the weighted average number of shares of common stock outstanding during the period, excluding any unvested restricted stock awards that are subject to repurchase. Diluted net income (loss) per share is computed using the treasury stock method to calculate the weighted average number of shares of common stock and, if dilutive, potential common shares outstanding during the period. Potentially dilutive common shares include unvested restricted stock awards and incremental common shares issuable upon the exercise of stock options, less shares repurchased from assumed proceeds. The assumed proceeds calculation includes actual proceeds to be received from the employee upon exercise and the average unrecognized stock compensation cost during the period.

NOTE 12 – STOCKHOLDERS' EQUITY

Equity Incentive Plans

The 2020 EIP

On June 1, 2020, the Company adopted the 2020 Equity Incentive Plan (the "2020 EIP"). Under the 2020 EIP, the Company may grant equity-based awards to employees, non-employee directors, and consultants for services rendered to the Company (or any parent or subsidiary) in the form of stock options, stock awards, restricted stock awards, restricted stock units, stock appreciation rights, dividend equivalents and performance awards (or any combination thereof).

At the Company's 2024 Annual Stockholders Meeting on May 9, 2024, the Company's stockholders approved an amendment and restatement of the 2020 EIP, which provided for (i) an increase of the number of shares reserved for issuance by 8,900,000 (from an initial share reserve of 16,800,000 under the prior 2020 EIP to 25,700,000 under the amended and restated 2020 EIP) and (ii) the removal of the "fungible share ratio" for future awards, such that all equity awards granted on or after May 9, 2024 will count on a one-to-one basis against the number of shares authorized for issuance under the 2020 EIP (whereas each share granted pursuant to "full value" awards (i.e. stock awards, restricted stock awards, restricted stock units, performance awards and dividend equivalents) prior to May 9, 2024 are counted against shares available for issuance on a 1.5 to 1 ratio). As of December 31, 2025, there were approximately 5.1 million shares reserved for future grants under the 2020 EIP.

The 2020 EIP provides for option grants designed as either incentive stock options or non-statutory options. Options generally are granted with an exercise price not less than the value of the common stock on the grant date and have a term of ten years from the date of grant and vest over a four-year period.

The vesting criteria for restricted stock awards and restricted stock units is generally the passage of time or meeting certain performance-based objectives, and continued employment through the vesting period, which is generally four years for time-based awards.

Assumed Plans

On June 1, 2020, the Company assumed all then-outstanding stock options, awards, and shares available and reserved for issuance under all legacy Equity Incentive Plans of TiVo (collectively, the "Assumed Plans"). Stock options assumed from the Assumed Plans generally have vesting periods of four years and a contractual term of seven years. Awards of restricted stock and restricted stock units assumed from the Assumed Plans are generally subject to a four year vesting period. The Company has not issued any awards under these plans since the 2020 EIP was amended in 2022. The number of shares subject to stock options and restricted stock units outstanding under these plans are included in the tables below.

A summary of the stock option activity is presented below (in thousands, except per share amounts):

	Options Outstanding			
	Number of Shares Subject to Options	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value
Balance at December 31, 2022	364	$ 13.06		
Options granted	—			
Options exercised	(81)	$ 10.87		
Options canceled / forfeited / expired	(70)	$ 11.87		
Balance at December 31, 2023	213	$ 14.26		
Options granted	—			
Options exercised	(113)	$ 11.64		
Options canceled / forfeited / expired	(34)	$ 13.32		
Balance at December 31, 2024	66	$ 18.97		
Options granted	—			
Options exercised	(15)	$ 12.74		
Options canceled / forfeited / expired	(51)	$ 21.29		
Balance at December 31, 2025	—		—	$ —
Vested and expected to vest at December 31, 2025	—		—	$ —
Exercisable at December 31, 2025	—		—	$ —

There are no stock options outstanding and exercisable under all of the Company's plans as of December 31, 2025.

Restricted Stock Awards

Information with respect to outstanding restricted stock awards (including both time-based vesting and performance-based vesting) as of December 31, 2025 is as follows (in thousands, except per share amounts):

	Restricted Stock Awards			
	Number of Shares Subject to Time-based Vesting	**Number of Shares Subject to Performance-based Vesting**	**Total Number of Shares**	**Weighted Average Grant Date Fair Value Per Share**
Balance at December 31, 2022	9,048	1,525	10,573	$ 10.48
Awards granted	2,064	821	2,885	$ 10.13
Awards vested / earned	(3,042)	(32)	(3,074)	$ 9.86
Awards canceled / forfeited	(479)	(533)	(1,012)	$ 11.68
Balance at December 31, 2023	7,591	1,781	9,372	$ 10.44
Awards granted	2,295	945	3,240	$ 12.07
Awards vested / earned	(2,874)	—	(2,874)	$ 9.77
Awards canceled / forfeited	(632)	(479)	(1,111)	$ 12.84
Balance at December 31, 2024	6,380	2,247	8,627	$ 10.98
Awards granted	2,249	770	3,019	$ 14.96
Awards vested / earned	(2,736)	(957)	(3,693)	$ 10.89
Awards canceled / forfeited	(298)	—	(298)	$ 10.55
Balance at December 31, 2025	5,595	2,060	7,655	$ 12.61

Performance Awards

Performance awards may be granted to employees or consultants based upon, among other things, the contributions, responsibilities and other compensation of the particular employee or consultant. The value and the vesting of such performance awards are generally linked to one or more performance goals or certain market conditions determined by the Company, in each case on a specified date or dates or over any period or periods determined by the Company, and may range from zero to 200 percent of the grant. For performance awards subject to a market vesting condition ("market-based PSUs"), the fair value per award is fixed at the grant date and the amount of compensation expense is not adjusted during the performance period regardless of changes in the level of achievement of the market condition. For performance-based awards incorporating a market condition, where the ultimate number of shares to be earned depends on the achievement of both performance and market conditions, the fair value is estimated on the date of grant using a Monte Carlo simulation model and the amount of compensation expense is adjusted if and when it is probable that the performance condition will be achieved.

Employee Stock Purchase Plans

The 2020 Employee Stock Purchase Plan (the "2020 ESPP") provides eligible employees with the opportunity to acquire an ownership interest. The 2020 ESPP is implemented through consecutive overlapping 24-month offering periods, each of which is comprised of four six-month purchase periods. Participants may contribute up to 100% of their base earnings and commissions through payroll deductions, and the accumulated deductions will be applied to the purchase of shares on each semi-annual purchase date. The purchase price per share will equal 85% of the fair market value per share on the start date of the offering period or, if lower, 85% of the fair market value per share on the semi-annual purchase date.

As of December 31, 2025, there were 4.8 million shares reserved for grant under the Company's 2020 ESPP.

Modification of Equity Awards

In connection with the separation of the Company's former product business, and under the provisions of the existing plans described above, the Company's outstanding stock options and equity awards were converted to units denominated in the equity of the Company, Xperi Inc., or both. The number of units and exercise prices of outstanding stock options and equity awards were converted based on the conversion ratios established in the Employee Matters Agreement that the Company entered into in connection with the separation. The intent of the conversion ratios was to preserve the value of the awards immediately before and after the separation. Upon the separation, employees holding stock options and equity awards denominated in the Company's pre-separation stock received a number of otherwise-similar stock options and awards in post-separation Company's stock and/or Xperi Inc.'s stock based on the conversion ratios outlined for each group of employees. For purposes of the vesting of these equity awards, continued employment or service with the Company or with Xperi Inc. is treated as continued employment for purposes of both the Company's and Xperi Inc.'s equity awards and the vesting terms of each converted grant remained unchanged. There were no changes to the plan terms described above with the exception that the price on the grant date, or October 1, 2022 was adjusted to exclude the value of Xperi Inc. based on the conversion ratios applied to other equity awards.

Dividends

Stockholders of the Company's common stock are entitled to receive dividends when declared by the Company's Board of Directors. For the years ended December 31, 2025, 2024 and 2023, dividends declared in the aggregate for each year were $0.20 per common share, respectively.

The capacity to pay dividends in the future depends on many factors, including the Company's financial condition, results of operations, capital requirements, capital structure, industry practice and other business conditions that the Board of Directors considers relevant.

Stock Repurchase Programs

In October 2024, the Company's Board of Directors approved an increase of the existing share repurchase authorization up to a total of $200.0 million. During the year ended December 31, 2025, the Company repurchased a total of approximately 1.5 million shares of common stock, at an average price of $13.55 per share for a total cost of $20.0 million. During the year ended December 31, 2024, the Company repurchased a total of approximately 1.4 million shares of common stock, at an average price of $13.95 per share for a total cost of $20.0 million. The shares repurchased are recorded as treasury stock and are accounted for under the cost method.

No expiration date has been specified for this plan. As of December 31, 2025, the total remaining amount available for repurchase under this plan was $160.0 million. The Company may execute authorized repurchases from time to time under the plan.

The Company accounts for stock repurchases using the cost method and records retirement of treasury stock as a reduction of the cumulative treasury stock paid-in capital balance. Once the cumulative balance is reduced to zero, any remaining difference resulting from the retirement of treasury stock is recorded as a reduction of retained earnings.

The Company issues restricted stock awards as part of the equity incentive plans described above. For the majority of restricted awards, shares are withheld to satisfy required withholding taxes at the vesting date. Shares withheld to satisfy required withholding taxes in connection with the vesting of restricted awards are treated as common stock repurchases in the Consolidated Financial Statements because they reduce the number of shares that would have been issued on vesting. However, these withheld shares are not included in common stock repurchases under the Company's authorized share repurchase plan.

NOTE 13 – STOCK-BASED COMPENSATION EXPENSE

The effect of recording stock-based compensation expense for the years ended December 31, 2025, 2024 and 2023 is as follows (in thousands):

	Years Ended December 31,		
	2025	**2024**	**2023**
Research and development	$ 5,688	$ 4,207	$ 2,911
Selling, general and administrative	28,986	22,434	15,146
Total stock-based compensation expense	$ 34,674	$ 26,641	$ 18,057

The total fair value of restricted stock awards vested during the years ended December 31, 2025, 2024 and 2023 was $40.2 million, $28.1 million and $30.3 million, respectively.

The total intrinsic value of options exercised was immaterial during the years ended December 31, 2025, 2024 and 2023. The intrinsic value is calculated as the difference between the market value on the date of exercise and the exercise price of the shares.

As of December 31, 2025, there was $51.5 million related to restricted stock awards, including performance-based awards, to be recognized over an estimated weighted average period of 1.8 years. There are no stock options outstanding and exercisable under the Company's plans as of December 31, 2025.

The Company uses the Black-Scholes option pricing model to determine the estimated fair value of options and ESPP shares. The fair value of each option grant is determined on the date of grant and the expense is recorded on a straight-line basis over the offering period of two years. The assumptions used in the model include expected life, volatility, risk-free interest rate, and dividend yield. The Company's determinations of these assumptions are outlined below.

Expected life – The expected life assumption is based on analysis of the Company's historical employee exercise patterns. The expected life of options granted under the ESPP represents the offering period of two years. The expected life of performance stock awards subject to market conditions represents the vesting periods.

Volatility – Volatility was calculated using the historical volatility of the Company's common stock for a term consistent with the expected life. When there is limited historical trading data after the Separation, volatility is calculated based on a peer group over the most recent period that represents the remaining term of the vesting period as of the valuation date.

Risk-free interest rate – The risk-free interest rate assumption is based on the U.S. Treasury rate for issues with remaining terms similar to the expected life of the options.

Dividend yield – Expected dividend yield is calculated based on cash dividends declared by the Board of Directors for the previous four quarters and dividing that result by the average closing price of the Company's common stock for the quarter. Cash dividends are not paid on options, restricted stock awards or unvested restricted stock awards.

In addition, the Company estimates forfeiture rates. Forfeitures are estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates. Historical data is used to estimate pre-vesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest.

There were no stock options granted during the years ended December 31, 2025, 2024 and 2023.

The following assumptions were used to value the ESPP shares:

	Years Ended December 31,		
	2025	**2024**	**2023**
Expected life (years)	2.0	2.0	2.0
Risk-free interest rate	3.5% − 3.9%	4.2% − 4.8%	4.3% − 4.6%
Dividend yield	1.4%	1.7%	2.0%
Expected volatility	46.0% − 46.2%	43.3% − 57.0%	61.3% − 63.5%

For the years ended December 31, 2025, 2024 and 2023, an aggregate of 0.3 million, 0.2 million and 0.2 million common shares, respectively, were purchased pursuant to the ESPP.

The Company uses a Monte Carlo simulation to determine the grant date fair value of performance stock awards subject to market conditions, or market-based PSUs. The following assumptions were used to value the performance stock awards subject to market conditions granted in the years ended December 31, 2025, 2024 and 2023:

	Years Ended December 31,		
	2025	**2024**	**2023**
Expected life (in years)	3.0	3.0	2.4 − 3.0
Risk-free interest rate	3.9%	4.5%	3.64% − 4.85%
Dividend yield	1.5%	1.8%	1.91% − 2.32%
Expected volatility	46.4%	57.0%	61.3% − 68.5%

NOTE 14 – INCOME TAXES

The components of total income before taxes are as follows (in thousands):

	Years Ended December 31,					
	2025		**2024**		**2023**	
U.S.	$	140,818	$	81,338	$	80,015
Foreign		105		(151)		(39)
Income before taxes	$	140,923	$	81,187	$	79,976

The provision for income taxes consisted of the following (in thousands):

	Years Ended December 31,					
	2025		**2024**		**2022**	
Current:						
U.S. federal	$	(63,063)	$	4,838	$	(7,830)
Foreign		110,332		15,855		3,853
State and local		3,680		3,011		5,187
Total current		50,949		23,704		1,210
Deferred:						
U.S. federal		(24,732)		(1,947)		21,400
Foreign		1,425		1,665		(3,200)
State and local		2,206		(6,858)		(6,806)
Total deferred		(21,101)		(7,140)		11,394
Provision for income taxes	$	29,848	$	16,564	$	12,604

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts for income tax purposes.

Significant components of the Company's deferred tax assets and liabilities are as follows (in thousands):

	December 31,	
	2025	**2024**
Deferred tax assets		
Net operating losses	$ 59,385	$ 65,897
Research tax credits	67,097	48,881
Foreign tax credits	13,168	322
Expenses not currently deductible	18,004	15,918
Deferred revenue	16,738	20,575
Capitalized research expenses	26,542	36,955
Lease liability	2,246	2,333
Other	—	1,874
Gross deferred tax assets	203,180	192,755
Valuation allowance	(110,761)	(115,542)
Net deferred tax assets	92,419	77,213
Deferred tax liabilities		
Revenue recognition	(4,177)	(2,752)
Operating leases	(1,977)	(2,183)
Acquired intangible assets	(30,986)	(41,251)
Other	(3,152)	—
Net deferred tax assets	$ 52,127	$ 31,027

At December 31, 2025 and 2024, the Company had a valuation allowance of $110.8 million and $115.5 million, respectively, related to state, and foreign deferred tax assets that the Company believes will not be realizable on a more-likely-than-not basis. The $4.7 million decrease from the prior year is primarily comprised of foreign valuation allowance adjustments.

The need for a valuation allowance requires an assessment of both positive and negative evidence when determining whether it is more-likely-than-not that deferred tax assets are realizable. Such assessment is required on a jurisdiction-by-jurisdiction basis. In making such an assessment, significant weight is given to evidence that can be objectively verified. Given its history of sustained profitability, the Company concluded that it was more-likely-than-not that it would realize its U.S. federal and certain state deferred tax assets. The Company continues to maintain a valuation allowance against tax attributes in California and other state tax attributes that can only be utilized against the income of specific legal entities.

As of December 31, 2025, the Company had federal net operating loss carryforwards of approximately $2.1 million and state net operating loss carryforwards of approximately $847.9 million. The state net operating loss carryforwards, if not utilized, will begin to expire on various dates beginning in 2026 and will continue to expire through 2045. The Company has research tax credit carryforwards of approximately $56.3 million for federal purposes. The federal research tax credit will start to expire in 2026 and will continue to expire through 2045. The Company also has research tax credit carryforwards of approximately $75.5 million for state purposes, which do not expire. The Company has $45.3 million of foreign tax credit carryforwards which will begin to expire in 2029 and will continue to expire through 2031. Under the provisions of the Code, substantial ownership changes may limit the amount of net operating loss and tax credit carryforwards that can be utilized annually in the future to offset taxable income. The aforementioned attribute carryforward amounts have been presented on a tax return basis.

A reconciliation of the provision for income taxes based on the statutory U.S. federal income tax rate to the provision for income taxes based on the Company's effective tax rate is as follows (in thousands):

	Years Ended December 31,					
	2025		2024		2023	
U.S. Federal statutory income tax rate	$ 29,595	21.0%	$ 17,050	21.0%	$ 16,794	21.0%
State and local income tax, net of federal (national) income tax effect [1]	5,850	4.2%	(1,855)	(2.3)%	(1,349)	(1.7)%
Foreign tax effects						
Korea						
Foreign withholding tax	16,616	11.8%	2,972	3.7%	(2,898)	(3.6)%
Foreign exchange and interest on withholding tax refund claims	(21,478)	(15.2)%	11,341	14.0%	2,048	2.6%
Interest	6,295	4.5%	(1,414)	(1.7)%	(2,004)	(2.5)%
Other	(4)	—	(8)	—	42	0.1%
Other	980	0.7%	177	0.2%	954	1.2%
Effect of cross-border tax laws						
Foreign-derived intangible income	(2,314)	(1.6)%	(4,150)	(5.1)%	(4,088)	(5.1)%
Tax credits						
Research tax credit	(946)	(0.7)%	(1,086)	(1.3)%	1,984	2.5%
Foreign tax credits	(6,231)	(4.4)%	(2,441)	(3.0)%	8,596	10.7%
Changes in valuation allowances	34	—	320	0.4%	(11)	(0.0)%
Nontaxable or nondeductible items						
Stock-based compensation	(2,458)	(1.7)%	45	0.1%	267	0.3%
Executive compensation limitation	4,327	3.1%	1,490	1.8%	974	1.2%
Other	1,172	0.7%	128	0.2%	98	0.1%
Changes in unrecognized tax benefits	(1,739)	(1.2)%	(6,971)	(8.6)%	(9,780)	(12.2)%
Other adjustments	149	—	966	1.0%	977	1.2%
Total income tax expense (benefit)	$ 29,848	21.2%	$ 16,564	20.4%	$ 12,604	15.8%

[1] The states that contribute to the majority (greater than 50%) of the tax effect in this category include California, Georgia, Illinois, New Jersey, New York, Pennsylvania, and Tennessee for 2025, California for 2024, and New York for 2023.

Cash paid for income taxes, net of refunds are as follows (in thousands):

	Year Ended December 31,					
	2025		**2024**		**2023**	
Federal income taxes paid (net of refunds)	$	4,600	$	1,800	$	(2,560)
State income taxes paid (net of refunds)						
Illinois		900		—		—
New Jersey		—		—		603
Pennsylvania		—		—		540
Other [(1)]		4,723		4,176		3,186
Foreign income taxes paid (net of refunds)						
Korea		3,863	$	6,353		7,549
Other [(1)]		944		165		1,000
Total	$	15,030	$	12,494	$	10,318

[(1)] Amounts for jurisdictions not individually presented did not meet the five percent disaggregation threshold for the applicable periods and are included in "Other."

At December 31, 2025, the Company asserts that it will not permanently reinvest its foreign earnings outside the U.S. The Company anticipates that the cash from its foreign earnings may be used domestically to fund operations, settle a portion of the outstanding debt obligation, or used for other business needs. The accumulated undistributed earnings generated by its foreign subsidiaries were insignificant.

The Korea Supreme Court issued a decision overturning the long-standing territorial sourcing framework for royalty income, under which royalty income was sourced by reference to the place of patent registration, and adopted a new sourcing rule based on where a licensed patent is used. In the fourth quarter of 2025, the Company was notified by Korea tax authorities that its pending withholding tax refund claims were denied, reducing the likelihood of the recovery of withholding tax receivables in Korea. Given this development, the Company determined that it could not sufficiently demonstrate eligibility for a refund under the revised sourcing rule. As a result, the Company concluded that realization of the related income tax receivable was no longer more-likely-than-not and derecognized the asset. The derecognition contributed $1.6 million in income tax expense for the year ended December 31, 2025.

On July 4, 2025, H.R. 1, the "One Big Beautiful Bill Act," was enacted into law, bringing significant amendments to the U.S. tax code. This legislation extends and modifies provisions from the 2017 Tax Cuts and Jobs Act and introduces new tax measures affecting both businesses and individuals. The enacted legislation had an immaterial impact on the Company's effective tax rate for the year ended December 31, 2025. The Company will continue to monitor any future changes in its business or interpretations of the new tax law that could affect its tax position in subsequent periods.

As of December 31, 2025, unrecognized tax benefits were $96.3 million, of which $62.0 million would impact the effective tax rate if recognized. As of December 31, 2024, unrecognized tax benefits were $229.5 million, of which $193.8 million would impact the effective tax rate if recognized.

The reconciliation of the Company's unrecognized tax benefits for the years ended December 31, 2025, 2024 and 2023 are as follows (in thousands):

	Years Ended December 31,					
	2025		**2024**		**2023**	
Total unrecognized tax benefits at January 1	$	229,481	$	229,589	$	229,492
Increases for tax positions related to the current year		776		6,942		7,765
Increases for tax positions related to prior years		—		1,672		1,955
Decreases for tax positions related to prior years		(133,958)		(8,722)		(9,623)
Total unrecognized tax benefits at December 31	$	96,299	$	229,481	$	229,589

It is the Company's policy to classify accrued interest and penalties related to unrecognized tax benefits in the provision for income taxes. The Company recognized accrued interest and penalty tax benefits of $0.1 million, $0.3 million and $0.2 million for the years ended December 31, 2025, 2024, and 2023, respectively. Accrued interest and penalties of $2.2 million and $2.3 million were included in long-term income taxes payable as of December 31, 2025, and 2024, respectively.

At December 31, 2025, the Company's 2021 through 2025 tax years are generally open and subject to potential examination in one or more jurisdictions. In the U.S., any net operating losses or credits that were generated in prior years but not yet fully utilized in a year that is closed under the statute of limitations may also be subject to examination. The Company has no significant income tax audits at this time.

NOTE 15 – COMMITMENTS AND CONTINGENCIES

Purchase and Other Contractual Obligations

In the ordinary course of business, the Company enters into contractual agreements with third parties that include non-cancelable payment obligations, for which it is liable in future periods. These arrangements primarily include unconditional purchase obligations to service providers. Total future unconditional purchase obligations as of December 31, 2025 are estimated to be $7.5 million, including $3.2 million due in 2026, $2.4 million due in 2027, and $1.9 million due thereafter.

Guarantee

Prior to the Separation, Adeia Media LLC, a subsidiary of the Company ("Adeia Media"), and a subsidiary of Xperi Inc ("Xperi Sub") entered into an agreement (the "Specified Agreement") with a third party pursuant to which Adeia Media guarantees the performance of Xperi Sub under the Specified Agreement, including its payment obligations to such third party. In connection with the Separation, Adeia Media and Xperi Sub entered into a separate cross business agreement (the "Cross Business Agreement") effective as of October 1, 2022 under which Adeia Media agreed to make guarantee payments to Xperi Sub in amounts based on certain of its operating expenses and other minimum performance obligations under the Specified Agreement through 2031. Consequently, on October 1, 2022, the Company recognized a guarantee liability pursuant to ASC 460 "Guarantees" of $19.7 million which represents the fair value of Adeia Media's projected payments of such operating expenses during the term of the Cross Business Agreement. Subsequent changes to the carrying value of the guarantee are recognized as part of the Company's results of operations. As of December 31, 2025 and 2024, the balance of the guarantee liability was $16.3 million and $17.1 million, respectively. Operating expense reimbursements are capped at a maximum of $7.5 million per annum. To date, such reimbursements have not been material.

Contingencies

At each reporting period, the Company evaluates whether or not a potential loss amount or a potential range of losses is probable and reasonably estimable under the provisions of the authoritative guidance that addresses accounting for contingencies.

Litigation related

The Company is unable to predict the final outcome of lawsuits, including patent infringement lawsuits, to which it is a party and therefore cannot determine the likelihood of loss nor estimate a range of possible losses. An adverse decision in any of these proceedings could significantly harm the Company's business and consolidated financial position, results of operations or cash flows.

The Company and its subsidiaries are involved in litigation matters and claims in the normal course of business. In the past, the Company and its subsidiaries have litigated to enforce their respective patents and other intellectual property rights, to enforce the terms of license agreements, to protect trade secrets, and to defend the Company's patents against claims of invalidity. The Company expects it or its subsidiaries will be involved in similar legal proceedings in the future, including proceedings regarding infringement of its patents, and proceedings to ensure proper and full payment of royalties by licensees under the terms of its license agreements.

NOTE 16 – SEGMENT INFORMATION

The Company has one reportable segment: IP Licensing. The IP Licensing segment derives revenues from license agreements to (i) its media patent portfolio and (ii) its semiconductor technologies patent portfolio, see further discussion on revenue generating activities in Note 4 – *Revenue*. The Company derives revenue primarily in North America and manages the business activities on a consolidated basis.

The accounting policies of the IP Licensing segment are the same as those described in Note 2 – *Summary of Significant Accounting Policies*. The Company's Chief Executive Officer is also the chief operating decision maker ("CODM") as defined by the authoritative guidance on segment reporting. The CODM assesses financial performance for the IP Licensing segment and decides how to allocate resources based on net income that also is reported on the statements of income as consolidated net income. Net income is also used by the CODM to monitor budget versus actual results of the IP Licensing segment. The measure of segment assets is reported on the balance sheet as total consolidated assets.

The CODM uses net income to evaluate income generated from segment assets (return on assets) in deciding whether to reinvest profits into the IP Licensing segment or into other parts of the entity, such as for acquisitions or to return value to shareholders.

The following table presents information with respect to the Company's IP Licensing segment revenue, significant expenses and income:

		Years Ended December 31,				
		2025		**2024**		**2023**
Revenue	$	443,386	$	376,024	$	388,788
Less:						
Personnel related expense		104,185		81,459		64,783
Patent portfolio expense		35,631		32,774		30,345
Patent related technical sales support expense		6,597		6,633		5,411
Amortization expense		56,621		70,721		93,735
Outside services expense		14,377		16,355		14,753
Litigation expense		24,709		13,653		9,333
Interest expense		40,359		52,539		62,574
Other segment items [1]		19,984		20,703		27,878
Provision for income taxes		29,848		16,564		12,604
Segment net income	$	111,075	$	64,623	$	67,372

[1] Other segment items include facilities and other related expenses, marketing and advertising expenses, depreciation expense, travel and entertainment expenses, other income and expense, and other overhead expenses.

Revenue by Geography and Customer Concentration

While the Company's revenue is primarily derived in North America, a portion of the Company's revenue is derived from licensees headquartered outside of the U.S., and it is expected that this revenue will continue to account for a portion of total revenue in future periods. Revenue is attributed to geographic locations based on the billing address of each customer. The table below lists the revenue by geography for the periods indicated (in thousands):

		Years Ended December 31,					
		2025		**2024**		**2023**	
U.S.	$	363,144	82%	$ 303,295	81%	$ 293,673	76%
Asia		55,787	13%	49,536	13%	70,785	18%
Canada		12,377	3%	12,962	3%	14,729	4%
Europe and Middle East		10,193	2%	8,390	2%	7,850	2%
Other		1,885	0%	1,841	1%	1,751	0%
Total revenue	$	443,386	100%	$ 376,024	100%	$ 388,788	100%

For the years ended December 31, 2025, 2024 and 2023, two customers accounted for 10% or more of total revenue, respectively. The following table sets forth revenue generated from customers which comprise 10% or more of total revenue for the periods indicated:

	Years Ended December 31,		
	2025	**2024**	**2023**
Customer A	20%	*	*
Customer B..........................	16%	18%	18%
Customer C..........................	*	10%	11%

* denotes less than 10% of total revenue.

At December 31, 2025, the Company had one customer representing 63% of aggregate accounts receivable. At December 31, 2024, the Company had two customers representing 52% and 11% of aggregate accounts receivable, respectively.

Other Geography Information

As of December 31, 2025, 2024, and 2023, property and equipment, net, was all located in the U.S.

NOTE 17 – BENEFIT PLAN

The Company maintains a 401(k) retirement savings plan that allows voluntary contributions by all eligible U.S. employees upon their hire date. Eligible employees may elect to contribute up to the maximum amount allowed under Internal Revenue Service regulations. The Company can make discretionary contributions under the 401(k) plan. During the years ended December 31, 2025, 2024 and 2023, the Company contributed approximately $1.1 million, $1.2 million and $0.8 million, respectively, to the 401(k) plan.

NOTE 18 – SUBSEQUENT EVENTS

Declaration of a Cash Dividend

On February 12, 2026, the Board of Directors declared a cash dividend of $0.05 per share of common stock, payable on March 30, 2026, for the stockholders of record at the close of business on March 16, 2026.

Schedule II. Valuation and Qualifying Accounts for the Years Ended December 31, 2025, 2024 and 2023

(in thousands):

	Balance at Beginning of Year		Charged (Credited) to Expenses		Charged (Credited) to Other Accounts		Balance at End of Year	
Deferred income tax asset:								
Valuation allowance								
2023	$	120,508	$	(2,450)	$	(19)	$	118,039
2024	$	118,039	$	(2,497)	$	—	$	115,542
2025	$	115,542	$	(4,781)	$	—	$	110,761
Accounts receivable and unbilled contract receivables								
Allowance for credit losses								
2023	$	713	$	750	$	—	$	1,463
2024	$	1,463	$	(750)	$	—	$	713
2025	$	713	$	—	$	—	$	713

EXHIBIT INDEX

Exhibit Number	Exhibit Description
2.1*	Separation and Distribution Agreement by and between the Registrant and Xperi Inc., dated as of October 1, 2022 (filed as Exhibit 2.1 to the Registrant's Current Report on Form 8-K filed with the SEC on October 6, 2022, and incorporated herein by reference)
3.1	Amended and Restated Certificate of Incorporation of the Registrant (filed as Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed with the SEC on June 1, 2020, and incorporated herein by reference), as amended by the Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Registrant (filed as Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed with the SEC on October 6, 2022, and incorporated herein by reference)
3.2	Composite Amended and Restated Certificate of Incorporation of the Registrant (filed as Exhibit 3.2 to the Registrant's Annual Report on Form 10-K filed with the SEC on March 1, 2023, and incorporated herein by reference)
3.3	Amended and Restated Bylaws of the Registrant (filed as Exhibit 3.2 to the Registrant's Quarterly Report on Form 10-Q filed with the SEC on November 9, 2022, and incorporated herein by reference)
4.1	Description of the Registrant's capital stock registered under section 12 of the Securities Exchange Act of 1934.
10.1+	Non-Employee Director Compensation Policy (filed as Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q, filed August 2, 2017, and incorporated herein by reference)
10.2	Supplement to Commitment Letter and Fee Letter, dated January 3, 2020, by and among the Registrant, TiVo Corporation, Bank of America, N.A., Royal Bank of Canada, and Barclays Bank PLC (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed January 7, 2020, and incorporated herein by reference)
10.3	Credit Agreement, dated as of June 1, 2020, among the Registrant, the lenders party thereto and Bank of America, N.A., as administrative agent and collateral agent (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed with the SEC on June 1, 2020 (File No. 001-39304))
10.4	Guaranty, dated as of June 1, 2020, among Xperi, TiVo, the other subsidiary guarantors party thereto and Bank of America, N.A., as administrative agent (incorporated by reference to Exhibit 10.2 of the Registrant's Current Report on Form 8-K filed with the SEC on June 1, 2020 (File No. 001-39304))
10.5	Guaranty Supplement, dated as of July 24, 2025, executed by Adeia Semiconductor, Inc. ((incorporated by reference to Exhibit 10.2 of the Registrants Quarterly Report on Form 10-Q, filed August 7, 2025 (File No. 001-39304))
10.6	Security Agreement, dated as of June 1, 2020, among the Registrant, the other pledgors party thereto and Bank of America, N.A., as collateral agent (incorporated by reference to Exhibit 10.3 of the Registrant's Current Report on Form 8-K filed with the SEC on June 1, 2020 (File No. 001-39304))
10.7	Joinder Agreement, dated as of July 24, 2025, between Adeia Semiconductor, Inc. and Bank of America, N.A., as collateral agents (incorporated by reference to Exhibit 10.1 of the Registrants Quarterly Report on Form 10-Q, filed August 7, 2025 (File No. 001-39304))
10.8	Amendment No. 3 to Credit Agreement, dated as of May 20, 2024, among the Registrant, the subsidiaries of the Registrant party thereto, Bank of America, N.A., as administrative agent and collateral agent, and the lenders party thereto (including Conformed Credit Agreement giving effect to Amendments) (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed with the SEC on May 20, 2024 (File No. 001-39304))
10.9	Amendment No. 4 to Credit Agreement, dated as of January 30, 2025, among the Registrant, the subsidiaries of the Registrant party thereto, Bank of America, N.A., as administrative agent and collateral agent, and the lenders party thereto (including Conformed Credit Agreement giving effect to Amendments) (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed with the SEC on January 30, 2025 (File No. 001-39304))
10.10+	Xperi Holding Corporation 2020 Equity Incentive Plan (incorporated by reference to Exhibit 4.10 of the Registrant's Registration Statement on Form S-8 filed with the SEC on June 1, 2020 (File No. 333-238846)), as amended by the Plan Amendment to the Registrant's 2020 Equity Incentive Plan, dated as of April 29, 2022 (filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q, filed August 8, 2022, and incorporated herein by reference)

10.11+	Xperi Holding Corporation 2020 Employee Stock Purchase Plan (incorporated by reference to Exhibit 4.11 of the Registrant's Registration Statement on Form S-8 filed with the SEC on June 1, 2020 (File No. 333-238846)), as amended by the Plan of Amendment to the Registrant's 2020 Employee Stock Purchase Plan (filed as Exhibit 10.2 to the Registrant's Quarterly Report on form 10-Q, filed August 8, 2022, and incorporated herein by reference)
10.12	Form of Indemnification Agreement for Registrant Directors, Officers, and Key Employees (incorporated by reference to Exhibit 10.4 of the Registrant's Current Report on Form 8-K filed with the SEC on June 1, 2020 (File No. 001-39304))
10.13+	Form of Restricted Stock Unit Award Grant Notice and Restricted Stock Unit Award Agreement for the Xperi Holding Corporation 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.12 of the Registrant's Current Report on Form 8-K filed with the SEC on June 1, 2020 (File No. 001-39304))
10.14+	Form of Stock Option Grant Notice and Stock Option Agreement for the Xperi Holding Corporation 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.13 of the Registrant's Current Report on Form 8-K filed with the SEC on June 1, 2020 (File No. 001-39304))
10.15+	TiVo Corporation 2008 Equity Incentive Plan (f/k/a the "Rovi Corporation 2008 Equity Incentive Plan") (incorporated by reference to Annex A to the Definitive Proxy Statement on Schedule 14A of TiVo Corporation, filed March 15, 2019 (File No. 001-37870))
10.16+	TiVo Inc. Amended and Restated 2008 Equity Incentive Award Plan (now named the "TiVo Corporation Titan Equity Incentive Award Plan") (incorporated by reference to Exhibit 4.7 to Registration Statement on Form S-8 of TiVo Corporation, filed September 9, 2016 (File No. 333-213578))
10.17+	Xperi Corporation Seventh Amended and Restated 2003 Equity Incentive Plan and Amendment No. 1 (incorporated by reference to Appendices A and B to Additional Definitive Proxy Soliciting Materials on Schedule 14A of Xperi Corporation, filed April 18, 2018 (File No. 001-37956))
10.18+	DTS, Inc. 2014 New Employee Incentive Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of DTS, Inc., filed August 20, 2014 (File No. 000-50335))
10.19+	Amendment No. 1 to the DTS, Inc. 2014 New Employee Incentive Plan (incorporated by reference to Exhibit 99.3 to Registration Statement on Form S-8 of DTS, Inc., filed August 10, 2015 (File No. 333-206283))
10.20+	Amendment No. 2 to the DTS, Inc. 2014 New Employee Incentive Plan (incorporated by reference to Exhibit 99.3 to Registration Statement on Form S-8 of DTS, Inc., filed November 9, 2015 (File No. 333-207899))
10.21+	DTS, Inc. 2012 Equity Incentive Plan and Amendment No. 1 (incorporated by reference to Appendix A to Definitive Proxy Statement on Schedule 14A of DTS, Inc., filed April 14, 2015 (File No. 000-50335))
10.22+	SRS Labs, Inc. 2006 Stock Incentive Plan, as amended and restated on August 9, 2012 (incorporated by reference to Exhibit 4.4 to Registration Statement on Form S-8 of DTS, Inc., filed August 13, 2012 (File No. 333-183289))
10.23+	DTS, Inc. 2003 Equity Incentive Plan, as amended on May 9, 2005, May 15, 2008, February 19, 2009, February 15, 2010, June 3, 2010 and October 8, 2010 (incorporated by reference to Exhibit 10.1 to Form 10-Q of DTS, Inc., filed November 8, 2010 (File No. 000-50335))
10.24+	Amended & Restated Severance Agreement, dated February 9, 2023, between the Registrant and Paul Davis (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed with the SEC on February 15, 2023)
10.25+	Form of Severance Agreement, dated February 9, 2023, between the Registrant and each of Keith Jones, Kevin Tanji, Dana Escobar and Mark Kokes (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed with the SEC on February 15, 2023)
10.26	Tax Matters Agreement by and between the Registrant and Xperi Inc., dated as of October 1, 2022 (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed with the SEC on October 6, 2022)
10.27	Employee Matters Agreement by and among the Registrant and Xperi Inc., dated as of October 1, 2022 (incorporated by reference to Exhibit 10.2 of the Registrant's Current Report on Form 8-K filed with the SEC on October 6, 2022)
10.28	Cross Business License Agreement between Xperi Inc. and the Registrant, Adeia Media LLC and Adeia Media Holdings LLC, effective as of October 1, 2022 (incorporated by reference to Exhibit 10.3 of the Registrant's Current Report on Form 8-K filed with the SEC on October 6, 2022)
10.29	Transition Services Agreement by and between the Registrant and Xperi Inc., dated October 1, 2022 (incorporated by reference to Exhibit 10.4 of the Registrant's Current Report on Form 8-K filed with the SEC on October 6, 2022)

10.30	Data Sharing Agreement by and between the Registrant and Xperi Inc, dated October 1, 2022 (incorporated by reference to Exhibit 10.5 of the Registrant's Current Report on Form 8-K filed with the SEC on October 6, 2022)
19.1	Insider Trading Policy (incorporated by reference to Exhibit 19.1 of the Registrant's Annual Report on Form 10-K filed with the SEC on February 19, 2025)
21.1	List of subsidiaries
23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm
24.1	Power of Attorney (see signature page to this Annual Report on Form 10-K)
31.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934
31.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934
32.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1	Amended & Restated Executive Compensation Clawback Policy
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

+	Indicates a management contract or compensatory plan or arrangement.
*	The exhibits and schedules to this agreement have been omitted in reliance on Item 601(b)(2) of Regulation S-K promulgated by the SEC, and a copy thereof will be furnished supplementally to the SEC upon its request. Readers are cautioned that the representations and warranties set forth in this agreement are qualified by those schedules, and should not be relied upon as accurate or complete without reference to those schedules

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 26, 2026

ADEIA INC.

By: /s/ Paul E. Davis
Paul E. Davis
Chief Executive Officer and President

POWER OF ATTORNEY

Each person whose individual signature appears below hereby authorizes and appoints Paul Davis and Keith A. Jones, and each of them, with full power of substitution and resubstitution and full power to act without the other, as his true and lawful attorney-in-fact and agent to act in his name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Paul E. Davis **Paul E. Davis**	Chief Executive Officer, President and Director (Principal Executive Officer)	February 26, 2026
/s/ Keith A. Jones **Keith A. Jones**	Chief Financial Officer (Principal Financial and Accounting Officer)	February 26, 2026
/s/ Daniel Moloney **Daniel Moloney**	Chairman of the Board of Directors	February 26, 2026
/s/ Tonia O'Connor **Tonia O'Connor**	Director	February 26, 2026
/s/ V. Sue Molina **V. Sue Molina**	Director	February 26, 2026
/s/ Adam Rymer **Adam Rymer**	Director	February 26, 2026
/s/ Phyllis Turner-Brim **Phyllis Turner-Brim**	Director	February 26, 2026
/s/ Sandeep Vij **Sandeep Vij**	Director	February 26, 2026

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